Received SEC
APR 1 9 2010
Washington, DC 20549


10011598

the power of


必胜客欢乐

building the defining global company that feeds the world


Yum!



Pizza Hut

TACO BELL

LONG JOHN SILVER'S

A&W
ALL AMERICAN FOOD

Yum! Brands 2009 Annual Customer Mania Report



Financial Highlights

(In millions, except for per share amounts)

Year-end	2009	2008	% B/(W) change
Company sales	$ 9,413	$ 9,843	(4)
Franchise and license fees and income	1,423	1,461	(3)
Total revenues	$ 10,836	$ 11,304	(4)
Operating profit	$ 1,590	$ 1,517	5
Net income – Yum! Brands, Inc.	$ 1,071	$ 964	11
Diluted earnings per common share	$ 2.22	$ 1.96	13
Cash flows provided by operating activities	$ 1,404	$ 1,521	(8)

Average US Sales per System Unit [a]

(In thousands)

Year-end	2009	2008	2007	2006	2005	5-year growth [b]
KFC	$ 960	$ 967	$ 994	$ 977	$ 954	1%
Pizza Hut	786	854	825	794	810	–
Taco Bell	1,229	1,241	1,120	1,176	1,168	3%

(a) Excludes license units.
(b) Compounded annual growth rate.

Contents

ABOUT THE PAPER USED FOR THIS REPORT


PRINTED WITH
SOY INK

The inks used in the printing of this report contain an average of 25% - 35% vegetable oils from plant derivatives, a renewable resource. They replace petroleum based inks as an effort to also reduce volatile organic compounds (VOCs).

The cover and first 12 pages of this report were printed using FSC-certified paper made with 10% recycled content.

Dear Partners,

Last year in this letter I laid out our future-back vision to be **The Defining Global Company that Feeds the World.** I talked about how our goal is for Yum! Brands to lead the way in defining how to truly build a superlative global company, a company that sets the example others want to emulate. Given the fact we are powered by restaurant brands that customers love around the world and already operate in over 110 countries and territories with over 1 million team members, I believed then and even more so now that we have everything it takes to make this goal a reality over time. As a matter of fact, we are absolutely determined to get this done by building a famous recognition culture where everyone counts, making our brands dynamic and vibrant everywhere, demonstrating we are truly a company with a huge heart and delivering results again and again. As you go through this report, my aim is to give you the substance behind our intentionality.



David C. Novak
Chairman & Chief Executive Officer
Yum! Brands, Inc.

The substance starts with the power of Yum! Brands to deliver consistently strong results, even in tough economic and macro environments like we faced in 2009. That's why I'm especially pleased to report we achieved 13% Earnings Per Share (EPS) growth, marking the eighth consecutive year that we exceeded our annual target of at least 10% and achieved at least 13%. We grew worldwide system sales 1% prior to foreign currency translation and once again strengthened our claim as the number one retail developer of units outside the United States as we opened over 1,400 new restaurants, the ninth straight year we've opened more than 1,000 new units. We also improved our worldwide restaurant margins by 1.7 percentage points, and operating profits grew by 9% prior to foreign currency translation and special items. For the first time we generated over $1 billion in net income and we generated $1.4 billion of cash from operations. Importantly, we continued to be an industry leader with Return On Invested Capital (ROIC) of 20%. We achieved all of our goals with the exception of our same store sales, driven in large part by a weak global economy, significant unemployment and consumer confidence. However, our overall performance proved once again the resilience of our global portfolio of leading brands to deliver consistent double digit EPS growth. As a result, our share price climbed 17% for the full year. Over the longer term, we are gratified we have returned nearly $8 billion to shareholders through dividends and share repurchases since our spin-off from PepsiCo in 1997. But the best thing about business is the unfinished business. And, I'm happy to tell you we are even more excited about the opportunities we have to continue building shareholder value. Our growth will continue to come from executing four powerful and unique strategies.


Pizza Hut
超值套餐 15元/20元/25元


鲜活滋味，无穷回味
10元



#1

Build Leading Brands Across CHINA In Every Significant Category.

Our experienced and tremendous local team led by our Vice Chairman of Yum! Brands and President of China, Sam Su, grew our profits a whopping 25% in 2009 on top of 28% in 2008. You don't need to be a math major (and I'm not!) to easily calculate that's over 50% growth in two years. The good news is that we achieved these results even though our same store sales were slightly negative as the consumer generally lagged China's relatively strong economic growth. We added a record 509 new units in Mainland China and now have nearly 3,500 restaurants that generated near record restaurant margins of 20% in 2009. In spite of this robust profit growth, some investors have asked: "Is Yum!'s recent relatively weak same store sales performance in Mainland China an early indicator that something is wrong with the business or Yum! is growing too fast?" We believe the answer is definitively NO! Let me explain.

For a little more perspective, let me step back to 2005, a year we saw same store sales decline 3%. That year we opened up 379 new restaurants and made $211 million. I remember some people questioned our pace of development then and the state of our business as a result of our negative same store sales. Since 2005, we have added over 1,800 restaurants and have tripled our profits to over $600 million in the China division. We have 3,400 KFCs with $1.4 million average unit volumes with margins of over 20%. We also have 500 casual dining Pizza Huts with average unit volumes of $1.2 million and margins of 19%. Given these incredible unit economics, we can open up new restaurants with cash paybacks within 2-3 years. Our single biggest advantage is we have arguably the finest operating team in the world that knows how to satisfy customers and make money. In fact, over 70% of our restaurant general managers have at least a college education and as I like to say, the rest of them are just plain smart! This tremendous store level operating capability, combined with the fact we've put in a world class infrastructure, including our own food distribution system along with one of the largest real estate and construction teams anywhere in the world, has given us a huge competitive advantage, allowing us to confidently expand KFC into more than 650 cities and Pizza Hut into over 100 cities.



25%
Profit Growth in 2009

Our conclusion is our foundation has never been stronger. Today, just like in 2005, China is predicted to be the fastest growing major economy in the world. In fact, it is expected to grow its middle class from around 300 million today to 500 million people in 2020. Like I've said in the past, we will no doubt have some bumpy years, but I wouldn't trade our long-term position in China with any consumer company in the world.



Our strategy is to leverage our undeniable strength and compete and lead in every significant category that emerges in China. With KFC and Pizza Hut, we have already established two of the most loved brands in the fast food and casual dining category and we are now successfully developing Pizza Hut Home Service, making pizza available with very efficient, low investment pizza carryout units. We are even creating our own Chinese quick service restaurant chain, East Dawning, tailored to the local favorites based on the amazing insight that Chinese people's favorite cuisine is, believe it or not, Chinese food! Consistent with this belief, we took a 27% stake in Little Sheep, a Chinese hot pot concept, that already has more than 375 units and tons of potential.



The way we look at it KFC can be every bit as big as McDonald's is in the US, ultimately reaching 15,000+ units; Pizza Hut Casual can equal the casual dining leader in the US, Applebee's, achieving 2,000+ units; Pizza Hut Home Service can match delivery category leader Domino's in the US, achieving 5,000+ units. And East Dawning is attacking the Chinese equivalent to the hamburger category in the US, so who knows how high is up? I always liken our China opportunity to the days when Colonel Sanders, Glen Bell, Dan Carney and Ray Kroc started KFC, Taco Bell, Pizza Hut and McDonald's, creating category leading brands in the US. Clearly, just like the founders of the brands I just mentioned, we are the pioneers on the ground floor of a booming category in a growing mega market. Having said this, we are constantly monitoring our returns and fully intend to remain true to our commitment to never build ahead of our people capability and unit economics. Our goal is to build a quality long-term business the right way.

China Division Ongoing Growth Model: 15%+ Operating Profit Growth


KFC
KFC
It's

#2

Drive Aggressive INTERNATIONAL Expansion & Build Strong Brands Everywhere.

Yum! Restaurants International, which operates in over 110 countries and territories outside the US and China, continues to deliver on this strategy as it delivered 5% system sales and profit growth both excluding foreign currency translation which negatively impacted our reported profits by 11 percentage points in 2009. We treasure this division's high return franchising model with over 90% of our new restaurants built by franchisees who generate over $650 million in franchise fees, requiring minimal capital on our part. Driven by this franchisee development machine, we opened nearly 900 new restaurants in over 75 countries. That's the tenth straight year we have opened more than 700 new units and our pipeline remains strong as we go into 2010.

Just like in China, our infrastructure represents a stand-out competitive advantage. Here, I always tip my hat to the foresight of PepsiCo which, prior to our spin-off, invested nearly 40 years and billions of dollars to establish the global network we've turned into a 13,000 unit powerhouse. The reality is it would take the same time and commitment for others to reach our size and scale, and frankly, we don't expect most US competitors to have significant international businesses for a long time. As it stands, unlike the US where streets are lined with competition, we only face McDonald's and Domino's as major global competitors.



900
New Restaurants in 2009 outside of China and the US


Pizza Hut

Meanwhile, we are off and running, widening our competitive advantage, getting stronger and more diversified every year. What excites me most is that there's no doubt our calculated investments in high potential markets are definitely paying off. Five years ago we were just starting to make headway in France. Today France has the highest average unit volumes in the world and now the rest of Continental Europe has a proven model to follow. Five years ago, we were nowhere in Russia. Today we have over 150 co-branded KFCs with our unique partnership with the leading Russian chicken chain, Rostik's, giving us the kind of scale it took us ten years to build in China. Five years ago, KFC was just a dream in India. Today, we have 72 units, strong sales, good margins and are on the verge of rapid expansion. Five years ago all we could talk about was our checkered history with KFC in Brazil. Today, we have an outstanding local franchise partner committed to growing the business. Five years ago, South Africa was our only prospect in Africa. Today we are building on our rapidly growing South African 600 unit infrastructure and just opened up in Nigeria with more countries in the wings. Five years ago, we just received our license to operate in Vietnam, a country I was surprised to learn has 80 million people. Today we have over 80 franchise units. Five years ago, we were talking about Taco Bell's potential as a global brand. Today, I'm pleased to say that we have entered 5 new countries in the past two years, with India opening its first Taco Bell in early 2010. Even more importantly, I've had the great privilege to see our teams in action and there is no question under the outstanding leadership of our YRI president, Graham Allan, our local people capability is dramatically stronger in our international markets.

I share all this with you to convey just how far we have come. YRI made $491 million in operating profit in 2009 and together with China, accounts for over 60% of our operating profits compared to just 20% when we started our company. According to *Business Week*, we are one of only five companies in the world to have two of the top global brands with KFC and Pizza Hut. With the benefit of increasing global prosperity, the development of massive, under-penetrated markets, and aggressive franchisee-led growth, you can see why we genuinely believe YRI is our division with the greatest long-term potential. With only 13,000 units, we have barely scratched the surface reaching a combined population of 5 billion people.

International Division Ongoing Growth Model: 10% Operating Profit Growth


Grilled

#3 Dramatically Improve US Brand Positions, Consistency and Returns.

There's no question 2009 was a very disappointing year for our US business. Overall our same store sales declined 5% as we grew profits only 1%, led primarily by a restructuring initiative we took the prior year which yielded a $65 million decrease in our general and administrative expenses. Nevertheless, we remain confident we're taking the right steps to deliver stronger brand positioning, higher returns and consistent growth performance to tap the inherent sales opportunity and ultimate value in our 18,000 restaurants. And the good news is we have the marketing strength to do so with category leading brands along with outstanding unit economics on a stand-alone basis. We also have a system that generates a steady earnings stream of over $700 million in franchise and licensing fees. As we go forward, our strategy is to better leverage our large US restaurant asset base and all our restaurants around the world with what we have coined "incremental sales layers" in these five areas:

1) More options for consumers across our menu
2) More contemporary beverage options & unique desserts
3) Expanded dayparts, especially breakfast
4) Broader protein offerings
5) Contemporary assets

Every December we host our annual investor meeting. In 2009, we intentionally chose to highlight the fact that "85% of our profits are generated in China, Yum! Restaurants International and Taco Bell US." In particular, we wanted to drive home the fact Taco Bell is our big US growth engine, accounting for over 60% of our US profits and consistent net unit growth with lots of potential. While Taco Bell is coming off a year when same store sales were down 1%, we had very strong profits and significantly improved our operating margins.







Taco Bell is **+60%** of our US profits, with lots of potential

You might be surprised to learn Taco Bell is already the second most profitable brand in the US, one of the many reasons why we are so bullish about this brand's future. This success is driven by the uniqueness of our food and the brand reputation for giving our customers everyday low prices and an amazing amount of food for the money. This number one value image was fortified this past year with our "Why Pay More!" offerings that start at 79 cents. With branded value as our foundation, in the next few years we intend to bring the "sales layer" strategy to life with the introduction of the Drive-Thru Diet, featuring 9 items under 9 fat grams; launching more proteins including shrimp and pork to complement our beef, chicken and steak; attacking the snacking dayparts by expanding our Frutista line of beverages as we add desserts; introducing a Fiesta Family Meal that bundles our products up for a take home dinner; and perhaps most exciting of all, bringing Taco Bell value to the breakfast occasion. The bold goal is to ultimately leverage our assets like McDonald's has done, 24 hours a day. While all this marketing sizzle is exciting, I'm especially pleased with the significant improvement we are making with the blocking and tackling of operations. The leading independent industry survey has consumers ranking us #2 overall as the best drive thru with top tier performance in both speed and accuracy. At the same time we have a remodeling program that is generating solid sales and returns which is helping us refresh our assets to complement our drive for new units. Given strong unit profitability, we actually grew net new units in 2009 and believe that as we add new "sales layers," we have the potential to go from nearly 5,200 units to Burger King levels of at least 7,500 over time. We are absolutely convinced Taco Bell is on its way to being an even better and bigger brand in every way.

That said, I want you to know we are also absolutely passionate about addressing the challenges of both Pizza Hut and KFC. In a year when all areas of the restaurant industry showed transaction declines, the dinner occasion showed the greatest decline as consumers chose to save money and eat at home. This had a significant impact on both Pizza Hut and KFC because the pizza and chicken categories were the hardest hit. But we take accountability as well for some self-inflicted wounds we need to heal.



At Pizza Hut our long-term strategy is to transform the brand from "pizza" to "pizza, pasta and wings." However, our biggest issue is the need to shore up and grow our pizza sales. Here, the consumer has told us frankly that we are simply too expensive. Basically, they are saying "we love your pizzas but we can't afford you." This is the primary reason why our same store sales were down 9% for the year. Faced with this reality, the vast majority of our franchise system has responded by making carry out pricing more competitive, and we have rolled out our successfully tested "$10 any way you want it" promotion which immediately resulted in a dramatic improvement in sales and traffic. More importantly for the long term, our system has seen the power of being value competitive and will continue to focus on everyday value. We also have more successfully tested value initiatives in our pipeline along with premium pizza innovation that will command premium pricing. Simultaneously, we have successfully tested and will be rolling out new ways to drive incremental occasions with our pastas and wings that we have invested in over the past couple of years. Pizza Hut is also focused on improving speed of service, and executing its "Heart of the Hut" program designed to improve hospitality. Signs are encouraging and I hope to report much more progress.



At KFC, there's no question we have our work cut out for us as same store sales declined 4% during 2009. Unlike the rest of the world where we have a much more expansive menu and a very strong sandwich business, KFC US is primarily a chicken on the bone bucket business. Therefore, job number one is to stabilize and grow this segment. To this end, we are fortunate to have a great leadership team addressing issues our customers have been asking us to address for a long time.



First we launched Kentucky Grilled Chicken. This product receives rave reviews and now represents around one quarter of our chicken on the bone business. And the fact is, we hate to think where we would be without it given the fact the vast majority of our customers are cutting back on fried foods. Looking ahead, we can offer our delicious chicken any way you want it, serving Kentucky Grilled Chicken and our world famous Original Recipe Chicken. We no longer have the "fried" veto vote.

Second our customers have told us we need to give them more value. So, in 2009, for the first time in our history, we launched a nationwide value menu. We also brought the value message to our Kentucky Grilled Chicken launch with $3.99 two piece meals with two sides and a biscuit. Offering everyday value will continue to play a critical role in moving this brand forward.

Third our customers have asked us to improve our operations particularly around product availability and speed of service. So we have actively raised our game by more aggressively pushing for higher standards by investing in more franchise field support, increasing operational audits and racking and stacking operating performance of both company and franchise stores.

So we are better prepared to offer the consumer more choice, better value and better service, but like I said we have more to do. Our goal is to stay focused on building the business back the right way and we expect steady progress. But just to be clear, we have not yet turned the corner.

From a financial standpoint, we are in the midst of a multi-year program to reduce our company ownership to around 5% at both KFC and Pizza Hut, down from 21% at Pizza Hut and 18% at KFC when we started at the end of 2007. This will give us an even more significant and more predictable stream of franchise revenue. And simply by reducing our general and administrative expenses from company operations, we expect to generate at least as much profit with no capital expenditures by putting these restaurants in the hands of good franchise operators.

US Brand Key Measures:
5% Operating Profit Growth;
2% same store sales growth

I clearly believe we are on our way to growing each of our US brands. We continue to see our US business as an outstanding "value investment" with a tremendous asset leverage opportunity we can unlock in the coming years. But you know what, we haven't done it yet. We know it's up to us to walk the talk.



#4

Drive Industry-Leading Long-Term Shareholder & Franchisee Value.

We are extremely proud we continue to be a leader among consumer companies with return on invested capital at 20%. We are definitely a global cash machine, with each of our divisions generating free cash flow – or effectively funding their own capital investments. As this capital is deployed to high growth opportunities for example, in China, France, Russia, and India we expect total returns to remain strong. These returns will further improve as we continue to refranchise restaurants, which will increase our franchise fees with minimal capital investment. We are one of the unique companies that can CONTINUE to make significant capital investments year after year (nearly $800 million), AND pay a meaningful dividend (2.4% yield) AND grow EPS in double digits, AND make investments in share repurchases with excess cash flows. You should also know that we have a very strong balance sheet that gives us plenty of insulation from any unforeseen challenge. Bottom line, any way you look at it, Yum! Brands is in strong financial shape.

2009:
ROIC 20%, EPS + 13%
Yum! Stock Price +17%

Shareholder & Franchisee Value Ongoing Model: Maintain an Industry-Leading Return On Invested Capital of 20%; Return Meaningful Value to Shareholders Through Share Repurchases and a Dividend Pay-Out Ratio of 35-40% of Net Income

I know you would agree the only way you can be recognized as "The Defining Global Company that Feeds the World" is to get results again and again, which is what we've coined as "Building the Yum! Dynasty." And hopefully, by going fairly deep on our major strategies, I've given you a clear picture of the substance that underlies our confidence that we can consistently grow earnings per share 10% per year. For 2010, new unit development outside the United States drives 6 percentage points and we expect the balance of our growth to come from our base business through overall global same store sales growth of 2%, productivity initiatives and expense leverage along with an expected benefit from foreign currency translation.

Besides getting results again and again, the task we are embarking on is to drive broad scale personal ownership and accountability for making the other components of what we believe makes a "Defining Global Company:"

A Famous Recognition Culture Where Everyone Counts

Our success starts with the fundamental belief that everyone at every level can truly make a difference. This belief inspires all of us to do our very best. And one thing we've learned over time, is there's nothing that people want and enjoy more than recognition. Recognition says "I care about what you do. It matters." And I have to tell you, our leaders will tell you the greatest driver of the results we've achieved is the recognition culture we have created. In fact, all of us take pride in the fact that we already serve as a best practice for other companies for the way we use fun recognition to celebrate the achievement of others and to drive results. Our leaders have their own individualized recognition awards, from giant Taco Sauce packets to Camels in the Mideast, and believe me, we have fun giving them out to the people who deserve it most. This is creating a highly spirited work environment that is serving as a magnet to retain and recruit the very best talent. The fact is too many corporations are cold, impersonal, detached from the front line and frankly, boring. So the culture we are building sets us apart and helps us build people capability which is the name of the game in any business. Our bold goal is to make our culture so vivid that our customers feel what we call our Customer Mania attitude just like Southwest and Singapore Airlines have done with their customers in their industry. As it stands today, our culture is well established at our restaurant support centers and above store levels but is inconsistently executed at our restaurants where it counts the most. While we have pockets of excellence, I view our inability to make this happen in all our restaurants as our biggest shortcoming. I'm challenging each business to focus on step change actions to be a world class restaurant operator, resulting in store level Customer Mania. We realize a Defining Global Company will have its customers recognizing its passion for making them happy. We will settle for nothing less.


BORDER SAUCE™
FIRE
Great job mate!
THINK OUTSIDE THE BUN
The 'BIG' CHEESE!
GIVEN TO THOSE
PIZZA HUT
Kentucky Fried Chicken

Dynamic Vibrant Brands Everywhere

We have established clear roadmaps to develop each of our brands. These "Plans To Breakthrough" reinforce what makes our brands unique and call for driving that differentiation home in everything we do with our people, products, assets and promotions. We want our brands in every country to always be connecting with our customers, always reaching for new innovations and excellence, and always leading. To give people the tools, we've successfully cascaded our Achieving Breakthrough Results (ABR) training around the world. The charge is to have an army of ABR "black belts" who achieve the kind of breakthroughs that will make headlines in our industry. This has to be one of the most comprehensive leadership training initiatives conducted in any industry and will help us achieve more — faster — much in the same vein Six Sigma has done for manufacturing companies. What's more, we have best practiced companies like IBM and Proctor & Gamble and invested in on-line technology that allows our people to share best practices and key learnings. We want our leaders to be "know how junkies," wiping out "not invented here" and seeking and applying knowledge everywhere it's relevant to the task at hand. We have given our people outstanding tools to build our business. The expectation now is for everyone to use them!

A Company With A Huge Heart


WFP/Shehzad Noorani

This means truly caring about others. This means opening doors and providing great career paths that allow people to work their way up from the bottom to the top. This means everyone getting individual development plans that will help them achieve their potential. And as I said earlier, this means everyone counts. To us, that also means not only feeding the world our great food, but also using our talent, time and imaginations to save the lives of people who are at risk of starvation in remote corners of the world. That's why we have partnered with the United Nations World Food Programme and have an annual hunger relief campaign that raised nearly $60 million in cash and in-kind contributions since we began in 2007. That's the equivalent of 240 million meals and saving nearly 15 million children from starvation. And I'd especially like to thank five-time Grammy winning artist Christina Aguilera who has given both her time and talent as our global ambassador for World Hunger Relief. She has helped increase awareness and funds for this critically important cause, and has inspired millions to join the movement to end world hunger. It gives us great joy to do such good work which was recently recognized when the UN named us their WFP Corporate Partner of the year. I'm also proud that Yum! donates over $45 million dollars of our company's food to domestic food banks annually. As you can see, Yum! Brands and our franchise partners do a lot of good in the communities we serve. Check out our company's Corporate Responsibility Report which is published online at Yum.com. A Defining Global Company will always focus on more than making money and we are doing just that.

As I go back and read what I've reported to this point, it occurs to me that it might seem a bit audacious to be talking about building **The Defining Global Company that Feeds the World** when economies continue to be soft around the world and unemployment rages on, which has clearly given us some challenges to driving topline growth. I want you to know we realize the short term environment has never been tougher and our industry has never been under more pressure. At the same time, I also want you to know that we are absolutely committed to wage the day in and day out battles that will help us continue to deliver our annual EPS target of at least 10% growth. But I also know, what really inspires people to achieve the most, is when they can participate in building something really special. And based on the feedback I've received from our people from all corners of the world, building The Defining Global Company that Feeds the World is an inspiring direction for our company. It's raising our game for both the short and long term. I'd like to thank all our team members, restaurant general managers, franchise partners and outstanding directors who are giving their all to help us get it done.

Yum! To You!

David C. Novak
Chairman and Chief Executive Officer

Yum! dynasty growth model

our goal

Be the Best in the World at Building Great Brands and Running Great Restaurants!

our passion

Customer Mania… put a YUM on customers' faces around the world

our formula for success

People Capability First… satisfied customers and profitability follow

how we lead (with intentionality)

Step Change Thinkers
Know How Builders
Action Drivers
People Growers

how we grow

Build leading brands in China in every significant category	Drive aggressive, International expansion and build strong brands everywhere	Dramatically improve U.S. brand positions, consistency and returns	Drive industry-leading, long-term shareholder and franchisee value

how we win together $(HWWT)^2$

Believe in All People
We Are Customer Maniacs
Recognize! Recognize! Recognize!
Go for Breakthrough
Build Know How
Take the Hill Teamwork

…as one system


Yum!


A&W
All American Food


Long John
Silvers

Pizza
Hut

TACO
BELL

YUM! Brands, Inc.

1441 Gardiner Lane

Louisville, Kentucky 40213

April 7, 2010

Dear Fellow Shareholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2009 Annual Meeting of Shareholders of YUM! Brands, Inc. The meeting will be held Thursday, May 20, 2010, at 9:00 a.m., local time, in the YUM! Conference Center at 1900 Colonel Sanders Lane in Louisville, Kentucky.

This year we are pleased to once again take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. We believe that this e-proxy process expedites shareholders' receipt of proxy materials, while also lowering the costs and reducing the environmental impact of our Annual Meeting.

Whether or not you plan to attend the meeting, your vote is important and we encourage you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. Instructions regarding the three methods of voting are contained on the Notice or proxy card.

If you plan to attend the meeting, please bring your Notice, admission ticket from your proxy card or proof of your ownership of YUM common stock as of March 22, 2010 as well as a valid picture identification. Your vote is important. Whether or not you attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,

David C. Novak
Chairman of the Board and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on May 20, 2010—this Notice and proxy statement is available at *www.yum.com/investors/investor_materials.asp* and the Annual Report on Form 10-K is available at *www.yum.com/annualreport.*

YUM! Brands, Inc.

1441 Gardiner Lane

Louisville, Kentucky 40213

Notice of Annual Meeting of Shareholders

Time:	9:00 a.m. on Thursday, May 20, 2010
Place:	YUM! Conference Center 1900 Colonel Sanders Lane Louisville, Kentucky 40213
Items of Business:	(1) To elect twelve (12) directors to serve until the 2011 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. (2) To ratify the selection of KPMG LLP as our independent auditors for the fiscal year ending December 25, 2010. (3) To consider and vote on one shareholder proposal described in the attached proxy statement, if properly presented at the meeting. (4) To transact such other business as may properly come before the meeting.
Who Can Vote:	You can vote if you were a shareholder of record as of the close of business on March 22, 2010.
Annual Report:	A copy of our 2009 Annual Report on Form 10-K is included with this proxy statement.
Web site:	You may also read the Company's Annual Report and this notice and proxy statement on our Web site at *www.yum.com/annualreport* and *www.yum.com/investors/investor_materials.asp*.
Date of Mailing:	This notice, the proxy statement and the form of proxy are first being mailed to shareholders on or about April 7, 2010.

By Order of the Board of Directors



Christian L. Campbell
Secretary

YOUR VOTE IS IMPORTANT

Under a new rule effective for the first time this year, brokers can no longer vote on your behalf for the election of directors without your instructions. Whether or not you plan to attend the meeting, please provide your proxy by following the instructions on your Notice or proxy card. On April 7, 2010, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. Instead, you should follow the instructions included in the Notice on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your vote by proxy over the Internet. If you received the proxy statement and Annual Report in the mail, please submit your proxy by marking, dating and signing the proxy card included and returning it promptly in the envelope enclosed. If you are able to attend the meeting and wish to vote your shares personally, you may do so at any time before the proxy is exercised.

TABLE OF CONTENTS

YUM! BRANDS, INC.

1441 Gardiner Lane

Louisville, Kentucky 40213

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On
May 20, 2010

The Board of Directors (the "Board of Directors" or the "Board") of YUM! Brands, Inc., a North Carolina corporation ("YUM" or the "Company"), solicits the enclosed proxy for use at the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Daylight Saving Time), on Thursday, May 20, 2010, in the YUM! Conference Center, at 1900 Colonel Sanders Lane, Louisville, Kentucky. This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

GENERAL INFORMATION ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from shareholders.

Why am I receiving these materials?

You received these materials because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. As a shareholder, you are invited to attend the meeting and are entitled to vote on the items of business described in this proxy statement.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

As permitted by Securities and Exchange Commission rules, we are making this proxy statement and our Annual Report available to our shareholders electronically via the Internet. On April 7, 2010, we mailed to our shareholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail you will not receive a printed copy of the proxy materials in the mail, unless you request a copy. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

Who may attend the Annual Meeting?

All shareholders of record as of March 22, 2010, or their duly appointed proxies, may attend the meeting. Seating is limited and admission is on a first-come, first-served basis. Please refer to "How can I attend the meeting?" on page 4 for information about what you will need to bring to the meeting.

What am I voting on?

You will be voting on the following 3 items of business at the Annual Meeting:

- The election of twelve (12) directors to serve until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;
- The ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 25, 2010;
- The consideration of a shareholder proposal relating to Right to Call Special Shareowner Meetings.

We will also consider other business that properly comes before the meeting.

Who may vote?

You may vote if you owned YUM common stock as of the close of business on the record date, March 22, 2010. Each share of YUM common stock is entitled to one vote. As of March 22, 2010, YUM had 467,283,295 shares of common stock outstanding.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" each of the nominees named in this proxy statement for election to the Board,
- "FOR" the ratification of the selection of KPMG LLP as our independent auditors, and
- "AGAINST" the shareholder proposal.

How do I vote before the meeting?

There are three ways to vote before the meeting:

- By Internet—If you have Internet access, we encourage you to vote on *www.proxyvote.com* by following instructions on the Notice or proxy card;
- By telephone—by making a toll-free telephone call from the U.S. or Canada to 1(800) 690-6903 (if you have any questions about how to vote over the phone, call 1(888) 298-6986); or
- By mail—If you received your proxy materials by mail, you can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you choose to vote through the Internet, you will be responsible for any costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

If you are a participant in the Direct Stock Purchase Plan, the administrator of this program, as the shareholder of record, may only vote the shares for which it has received directions to vote from participants.

If you are a participant in the YUM! Brands 401(k) Plan ("401(k) Plan"), Federal law requires us to send you proxy materials by mail. The trustee of the 401(k) Plan will only vote the shares for which it has received directions to vote from participants.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 19, 2010. Proxies submitted by mail must be received prior to the meeting. Directions submitted by 401(k) Plan participants must be received by 12:00 p.m., Eastern Daylight Saving Time on May 17, 2010.

Also, if you hold your shares in the name of a bank or broker, your ability to vote by telephone or the Internet depends on their voting processes. Please follow the directions on your Notice carefully. A number of brokerage firms and banks participate in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. If your shares are held in an account with a brokerage firm or bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting instruction form received from your brokerage firm or bank, or through the Internet at Broadridge's voting Web site (*www.proxyvote.com*). Votes submitted through the Internet or by telephone through the Broadridge program must be received by 11:59 p.m., Eastern Daylight Saving Time, on May 19, 2010.

Can I vote at the meeting?

Shares registered directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a legal proxy from the broker or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the meeting even if you have previously voted by proxy.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy card with a later date and returning it to us prior to the meeting;
- voting again by telephone or through the Internet prior to 11:59 p.m., Eastern Daylight Saving Time, on May 19, 2010;
- giving written notice to the Secretary of the Company prior to the meeting; or
- voting again at the meeting.

Your attendance at the meeting will not have the effect of revoking a proxy unless you notify our Corporate Secretary in writing before the polls close that you wish to revoke a previous proxy.

Who will count the votes?

Representatives of American Stock Transfer and Trust Company will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board. These recommendations are:

- **FOR** the election of the twelve (12) nominees for director named in this proxy statement;
- **FOR** the ratification of the selection of KPMG LLP as our independent auditors for the fiscal year 2010; and
- **AGAINST** the shareholder proposal.

What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer and Trust Company, which may be reached at 1(888) 439-4986.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to ratify the selection of KPMG LLP as our independent auditors for fiscal year 2010 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other proposals to be voted on at our meeting are not considered "routine" under applicable rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How can I attend the meeting?

The Annual Meeting is open to all holders of YUM common stock as of the close of business on March 22, 2010, or their duly appointed proxies. You will need a valid picture identification and either an admission ticket or proof of ownership of YUM's common stock to enter the meeting. If you are a registered owner, your Notice will be your admission ticket. If you received the proxy statement and Annual Report by mail, you will find an admission ticket attached to the proxy card sent to you. If you plan to attend the meeting, please so indicate when you vote and bring the ticket with you to the meeting. If your shares are held in the name of a bank, broker or other holder of record, your admission ticket is the left side of your voting information form. If you do not bring your admission ticket, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you arrive at the meeting without an admission ticket, we will admit you only if we are able to verify that you are a YUM shareholder. Your admittance to the Annual Meeting will depend upon availability of seating. All shareholders will be required to present valid picture identification prior to admittance. IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN YUM COMMON STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.

Please note that cameras, sound or video recording equipment, cellular telephones, blackberries and other similar devices, large bags, briefcases and packages will not be allowed in the meeting room.

May shareholders ask questions?

Yes. Representatives of the Company will answer shareholders' questions of general interest following the meeting. In order to give a greater number of shareholders an opportunity to ask questions, individuals or groups will be allowed to ask only one question and no repetitive or follow-up questions will be permitted.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting in person or if you properly return a proxy by Internet, telephone or mail. In order for us to conduct our meeting, a majority of the outstanding shares of YUM common stock, as of March 22, 2010, must be present in person or represented by proxy at the meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees or for all nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes. Abstentions will be counted as present but not voted. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 8 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

How many votes are needed to approve the other proposals?

The ratification of the selection of KPMG LLP as our independent auditors, and the approval of a shareholder proposal must receive the "FOR" vote of a majority of the shares, present in person or represented by proxy, and entitled to vote at the meeting. For each of these items, you may vote "FOR", "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" the proposals. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals.

What if other matters are presented for consideration at the Annual Meeting?

As of the date of this proxy statement, our management knows of no matters that will be presented for consideration at the meeting other than those matters discussed in this proxy statement. If any other matters properly come before the meeting and call for a vote of shareholders, validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

GOVERNANCE OF THE COMPANY

The business and affairs of YUM are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to shareholders. The Board believes that its practices align management and shareholder interests. Highlights of our corporate governance practices are described below.

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 13 directors whose terms expire at this Annual Meeting. Jackie Trujillo is retiring from the Board and is not standing for re-election.

As discussed in more detail later in this section, the Board has determined that 10 of our 12 continuing directors are independent under the rules of the New York Stock Exchange ("NYSE").

How often did the Board meet in fiscal 2009?

The Board of Directors met 6 times during fiscal 2009. Each director attended at least 75% of the meetings of the Board and the committees of which he or she was a member (held during the period he or she served as a director).

What is the Board's policy regarding director attendance at the Annual Meeting of Shareholders?

The Board of Directors' policy is that all directors should attend the Annual Meeting. All directors attended the Company's 2009 Annual Meeting of Shareholders.

How does the Board select nominees for the Board?

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee's charter provides that it may retain a third-party executive search firm to identify candidates from time to time. Currently, the Committee has not retained a search firm.

In accordance with our Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and are selected based upon contributions they can make to the Board and management. The Committee's assessment of a proposed candidate will include a review of the person's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the Nominating and Governance Committee determines are relevant in light of the needs of the Board of Directors. The Committee believes that its nominees should reflect a diversity of experience, gender, race, ethnicity and age. The Board does not have a specific policy regarding director diversity but does consider these guidelines when it considers nominees. The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees, if any. In connection with this evaluation, it is expected that each committee member will interview the prospective nominee in person or by telephone before the prospective nominee is presented to the full Board for consideration. After completing this evaluation and interview process, the Committee will make a recommendation to the full Board as to the person(s) who should be nominated by the Board, and the Board determines the nominee(s) after considering the recommendation and report of the Committee.

We believe that each of our directors has met these guidelines set forth in the governance principles. As noted in the director biographies that follow this section, our directors have experience, qualifications and skills across a wide range of public and private companies, bringing a broad spectrum of experience both individually and collectively.

For a shareholder to submit a candidate for consideration by the Nominating and Governance Committee, a shareholder must notify YUM's Corporate Secretary. To make a director nomination at the 2011 Annual Meeting, a shareholder must notify YUM's Secretary no later than February 20, 2011. Notices should be sent to: Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The nomination must contain the information described on page 71.

What is the Board's Leadership Structure?

The Company's Corporate Governance Principles provide that the CEO may also serve as Chairman of the Board, and our CEO, David Novak, serves as Chairman of the Board of the Company. The Board believes that combining these positions serves the bests interests of the Company at this time. The Board believes that by serving as both Chairman and CEO, Mr. Novak is positioned to use his in-depth knowledge of our industry, our global business and its challenges as well as our key constituents including employees, franchisees and business partners to provide the Board with the leadership needed to set Board agendas, strategic focus and direction for the Company. Mr. Novak's combined role as Chairman and CEO also ensures that the Company presents its message and strategy to shareholders, employees, customers, franchisees and business partners with a unified voice. Combining the chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

The Nominating and Governance Committee reviews the Board's leadership structure annually together with an evaluation of the performance and effectiveness of the Board of Directors. In 2009, the Nominating and Governance Committee concluded that the current leadership structure of the Board enables it to fully satisfy its role of independent oversight of management and the Company. In making this determination, the Nominating and Governance Committee's review included an assessment of the effectiveness of the roles played by the presiding director and our independent Committee Chairs, the openness of the communications between the directors and Mr. Novak, the responsiveness of Mr. Novak to issues raised by directors, and the overall quality and focus of Board meetings. In addition, to assure effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's Governance Policies and Ethical Guidelines?

- ***Board Committee Charters.*** The Audit, Management Planning and Development (formerly called the Compensation Committee) and Nominating and Governance Committees of the YUM Board of Directors operate pursuant to written charters. These charters were approved by the Board of Directors and reflect certain best practices in corporate governance, as well as comply with the Sarbanes-Oxley Act of 2002 and the rules issued thereunder, including the requirements of the NYSE. Each charter is available on the Company's Web site at *www.yum.com/governance/committee.asp*.

- ***Corporate Governance Principles.*** The Board of Directors has documented its corporate governance guidelines in the YUM! Brands, Inc. Corporate Governance Principles. These guidelines as amended are available on the Company's Web site at *www.yum.com/governance/principles.asp*.

- ***Code of Ethics.*** YUM's Worldwide Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report ethical or accounting concerns, misconduct or violations of the Code in a confidential manner. The Code of Conduct applies to the Board of Directors and all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. Our directors and the senior-most employees in the Company are required to regularly complete a conflicts of interest questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's Web site at *www.yum.com/governance/conduct.asp*. The Company intends to post amendments to or waivers from its Code (to the extent applicable to the Board of Directors or executive officers) on this Web site.

What other Significant Board Practices does the Company have?

- ***Private Executive Sessions.*** Our non-management directors meet in executive session at each regular Board meeting. The executive sessions are attended only by the non-management directors and are presided over by the presiding director. Our independent directors meet in executive session at least once per year.
- ***Role of Presiding Director.*** Our corporate governance guidelines require the election, by the independent directors, of a presiding director to preside at the executive sessions at each Board meeting. Unless the Board provides otherwise, the presiding director for each calendar year will be the chair of one of our committees that consist solely of independent directors, who will rotate as presiding director on a calendar year basis. In 2009, Robert Walter served as the presiding director. For 2009, the primary responsibilities of the presiding director were to preside over executive sessions of the Board and facilitate communications between the Chairman and CEO and the non-management directors as appropriate. For 2010, based upon the recommendation of the Nominating and Governance Committee, the Board determined that the presiding director will be responsible for:

  (a) Presiding at all executive sessions of the Board and any other meeting of the Board at which the Chairman is not present, and advising the Chairman and CEO of any decisions reached or suggestions made at any executive session

  (b) Approving in advance agendas and schedules for Board meetings and the information that is provided to directors,

  (c) If requested by major shareholders, being available for consultations and direct communication,

  (d) Serving as a liaison between the Chairman and the independent directors,

  (e) Calling special meetings of the independent directors.
- ***Advance Materials.*** Information and data important to the directors' understanding of the business or matters to be considered at a Board or Board Committee meeting are, to the extent practical, distributed to the directors sufficiently in advance of the meeting to allow careful review prior to the meeting.
- ***Board and Committees' Evaluations.*** The Board has an annual self-evaluation process that is led by the Nominating and Governance Committee. This assessment focuses on the Board's contribution to the Company and emphasizes those areas in which the Board believes a better contribution could be made. In addition, the Audit, Management Planning and Development and Nominating and Governance Committees also each conduct similar annual self-evaluations.
- ***Majority Voting Policy.*** In May 2008, shareholders approved an amendment to the Company's Restated Articles of Incorporation to adopt majority voting for the election of directors in uncontested election. This means that director nominees in an uncontested election for directors must receive a number of votes "for" his or her election in excess of the number of votes "against." In conjunction with the approval of this amendment, the Board amended the Company's Corporate Governance Principles to provide that any incumbent director who does not receive a majority of "for" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and

excluding the nominee in question, accept or reject the resignation within 90 days after the Board receives the resignation. If the board rejects the resignation, the reason for the Board's decision will be publicly disclosed.

What access do the Board and Board committees have to Management and to Outside Advisors?

- *Access to Management and Employees.* Directors have full and unrestricted access to the management and employees of the Company. Additionally, key members of management attend Board meetings to present information about the results, plans and operations of the business within their areas of responsibility.
- *Access to Outside Advisors.* The Board and its committees may retain counsel or consultants without obtaining the approval of any officer of the Company in advance or otherwise. The Audit Committee has the sole authority to retain and terminate the independent auditor. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Management Planning and Development Committee has the sole authority to retain compensation consultants for advice on executive compensation matters.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to the Audit Committee and to the Management Planning and Development Committee. The Audit Committee engages in substantive discussions of risk management at its regular committee meetings held during the year. At these meetings, it receives functional risk review reports covering significant areas of risk from senior managers responsible for these functional areas, as well as receiving reports from the Company's Chief Auditor. Our Chief Auditor reports directly to the Chairman of the Audit Committee and our Chief Financial Officer. The Audit Committee also receives reports at each meeting regarding legal and regulatory risks from management. The Audit Committee provides a summary to the full Board at each regular Board meeting of the risk area reviewed together with any other risk related subjects discussed at the Audit Committee meeting. In addition, our Management Planning and Development Committee considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board.

Has the Company conducted a risk assessment of its compensation policies and practices?

As stated in the Compensation Discussion and Analysis at page 29, the philosophy of our compensation programs is to reward performance by designing pay programs at all levels that align team performance, individual performance, customer satisfaction and shareholder return, emphasize long-term incentives and require executives to personally invest in Company stock.

In 2010, the Management Planning and Development Committee of the Board of Directors oversaw the performance of a risk assessment of our compensation programs for all employees to determine whether they encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation practices and programs was reviewed against the key risks facing the Company in the conduct of its business. Based on this review, the Committee concluded that our compensation policies and practices do not encourage our employees to take unnecessary or excessive risks.

As part of this assessment, the Committee concluded that the following policies and practices of the Company's cash and equity incentive programs serve to reduce the likelihood of excessive risk taking:

- Our Compensation system is balanced, rewarding both short term and long term performance.
- Long term Company performance is emphasized. The majority of incentive compensation for the top level employees is associated with the long term performance of the Company.

- The annual incentive target setting process is closely linked to the annual financial planning process and supports the Company's overall strategic plan.
- Compensation is primarily determined by results of the business.
- Financial performance which determines employee rewards is closely monitored by and certified to the Audit Committee and the full Board.
- Compensation performance measures are set for each division, are transparent and tied to multiple measurable factors, none of which exceed a 50% weighting. The measures are both apparent to shareholders and drivers of their returns.
- Strong stock ownership guidelines in place for senior 600 employees are enforced (discussed further at page 41).
- We have implemented a recoupment or "clawback" policy (discussed further at page 44).

How does the Board determine which directors are considered independent?

The Company's Corporate Governance Principles, adopted by the Board, require that we meet the listing standards of the NYSE. The full text of the Principles can be found on the Company's Web site (*www.yum.com/governance/principles.asp*).

Pursuant to the Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management under the rules of the NYSE, with the exception of David Novak, Jing-Shyh S. Su and Jackie Trujillo. Mr. Novak and Mr. Su are not considered independent directors because of their employment by the Company. Mrs. Trujillo, who is not standing for re-election, is considered a non-independent outside director because the Board determined that, under the NYSE independence standards, she has a material relationship with YUM by virtue of her employment during 2004 as Chairman of Harman Management Corporation ("Harman"), one of YUM's largest franchisees, and her continued relationship with Harman as Chairman Emeritus. We provide additional information regarding royalties and other amounts paid by Harman to YUM on page 14.

In determining that the other directors did not have a material relationship with the Company, the Board determined that Messrs. Dorman, Ferragamo, Grissom, Holland, Langone, Linen, Nelson and Walter and Ms. Hill had no other relationship with the Company other than their relationship as director. The Board did note, as discussed in the next paragraph, that CVS Caremark Corporation ("CVS"), which employs Thomas Ryan, had a business relationship with the Company; however, as noted below, the Board determined that this relationship was not material to Mr. Ryan or CVS.

Mr. Ryan is the Chairman, Chief Executive Officer and President of CVS. In 2007, YUM entered into a transaction with CVS to sublease a long range aircraft through the Fall of 2010. At that time, YUM will have an option to purchase the aircraft from CVS. After reviewing the terms of the transaction, including the lease payments and option purchase price, the Board determined that the transaction did not create a material relationship between YUM and Mr. Ryan or YUM and CVS as the total payments represent less than 1/10 of 1% of CVS's revenues. The Board determined that this relationship was not material to Mr. Ryan or CVS and concluded that it does not affect the independence of Mr. Ryan. In particular, the Board noted at that time that the overall purchase price, including consideration of the lease payments, was at market value (as verified by two independent appraisals).

How do shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with individual directors, the non-management directors as a group or the entire Board may do so by writing to the Nominating and Governance Committee, c/o Corporate Secretary, YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, Kentucky 40213. The Nominating and Governance Committee of the Board has approved a process for handling letters received by the Company and addressed to individual directors, non-management members of the Board or the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated individual member of the Nominating and Governance Committee copies of all such correspondence (although we do not forward commercial correspondence and correspondence duplicative in nature; however, we will retain duplicate correspondence and all duplicate correspondence will be available for directors review upon their request) and a summary of all such correspondence. The designated director of the Nominating and Governance Committee will forward correspondence directed to individual directors as he or she deems appropriate. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from shareholders relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Audit Committee Chairperson and to the internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from shareholders relating to Management Planning and Development Committee matters are referred to the Chairperson of the Management Planning and Development Committee.

What are the Company's Policies on Reporting of Concerns Regarding Accounting?

The Audit Committee has established policies on reporting concerns regarding accounting and other matters in addition to our policy on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about the conduct of the Company or any of our people, with respect to accounting, internal accounting controls or auditing matters, may, in a confidential or anonymous manner, communicate that concern to our General Counsel, Christian Campbell. If any person believes that he or she should communicate with our Audit Committee Chair, J. David Grissom, he or she may do so by writing him at c/o YUM! Brands, Inc., 1441 Gardiner Lane, Louisville, KY 40213. In addition, a person who has such a concern about the conduct of the Company or any of our employees may discuss that concern on a confidential or anonymous basis by contacting The Network at 1 (800) 241-5689. The Network is our designated external contact for these issues and is authorized to contact the appropriate members of management and/or the Board of Directors with respect to all concerns it receives. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is available on our Web site at *www.yum.com/governance/complaint.asp*.

What are the committees of the Board?

The Board of Directors has standing Audit, Management Planning and Development, Nominating and Governance and Executive/Finance Committees.

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2009
Audit: J. David Grissom, Chair Robert Holland, Jr. Kenneth G. Langone Jonathan S. Linen Thomas C. Nelson	• Possesses sole authority regarding the selection and retention of independent auditors • Reviews and has oversight over the Company's internal audit function • Reviews and approves the cost and scope of audit and non-audit services provided by the independent auditors • Reviews the independence, qualification and performance of the independent auditors • Reviews the adequacy of the Company's internal systems of accounting and financial control • Reviews the annual audited financial statements and results of the audit with management and the independent auditors • Reviews the Company's accounting and financial reporting principles and practices including any significant changes • Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and the Company's Worldwide Code of Conduct and Policy on Conflict of Interest • Discusses with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's Role in Risk Oversight" above.	9
The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and the listing standards of the NYSE and that Mr. Grissom, the chair of the Committee, is qualified as an audit committee financial expert within the meaning of SEC regulations. The Board has also determined that Mr. Grissom has accounting and related financial management expertise within the meaning of the listing standards of the NYSE and that each member is financially literate within the meaning of the NYSE listing standards.		

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2009
Management Planning and Development: Thomas M. Ryan, Chair David W. Dorman Massimo Ferragamo Bonnie Hill Robert Walter	• Oversees the Company's executive compensation plans and programs and reviews and recommends changes to these plans and programs • Monitors the performance of the chief executive officer and other senior executives in light of corporate goals set by the Committee • Reviews and approves the compensation of the chief executive officer and other senior executive officers • Reviews management succession planning	4
The Board has determined that all of the members of the Management Planning and Development Committee are independent within the meaning of the listing standards of the NYSE and are non-employee directors within the meaning of Section 16 of the Securities Exchange Act of 1934.		

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2009
Nominating and Governance: Robert Walter, Chair David W. Dorman Massimo Ferragamo Bonnie Hill Thomas M. Ryan	• Identifies and proposes to the Board suitable candidates for Board membership • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Guidelines • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Prepares and supervises the Board's annual review of director independence	3
The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.		

Name of Committee and Members	Functions of the Committee	Number of Meetings in Fiscal 2009
Executive/Finance: David C. Novak, Chair J. David Grissom Kenneth G. Langone	• Exercises all of the powers of the Board in the management of the business and affairs of the Company consistent with applicable law while the Board is not in session	—

How are directors compensated?

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. The annual compensation for each director who is not an employee of YUM is discussed under "Director Compensation" beginning on page 64.

How much YUM stock do the directors own?

Stock ownership information for each director nominee is shown in the table on page 26.

What are the Company's policies and procedures with respect to related person transactions?

The Board of Directors has adopted policies and procedures for the review of related person transactions.

Under these policies and procedures, the Nominating and Governance Committee reviews related person transactions in which we are or will be a participant to determine if they are in the best interests of our shareholders and the Company. Transactions, arrangements, or relationships or any series of similar transactions, arrangements or relationships in which a related person had or will have a material interest and that exceed $100,000 are subject to the Committee's review. Any member of the Nominating and Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberation or vote respecting approval or ratification of the transaction.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock and their immediate family members. Immediate family members are spouses, parents, stepparents, children, stepchildren, siblings, daughters-in-law, sons-in-law and any person, other than a tenant or domestic employee, who resides in the household of a director, director nominee, executive officer or holder of 5% or more of our voting stock.

After its review, the Nominating and Governance Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $100,000. These transactions include employment of executive officers, director compensation, and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company's total revenues and the related person is not an executive officer of the other company.

During fiscal 2009, affiliates of Harman Management Corporation ("Harman"), as KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W All American Food franchisees, paid royalties of approximately $14.6 million and contingent store opening fees of approximately $147,500 to subsidiaries of YUM. The store opening fees are held in escrow and may be returned to Harman if the related new restaurant units are not opened within 18 months of payment. Jackie Trujillo, Chairman Emeritus of the Board of Harman, is a director of YUM. Ms. Trujillo retired from Harman as its Chairman on June 30, 2004. Ms. Trujillo has a direct financial interest in Harman but does not control Harman and does not have any management responsibility at Harman. The Nominating and Governance Committee ratified these transactions with Harman.

Does the Company require stock ownership by directors?

Yes, the Company requires stock ownership by directors. The Board of Directors expects non-management directors to hold a meaningful number of shares of Company common stock and expects non-management directors to retain shares acquired as compensation as a director until at least 12 months following their departure from the Board. YUM directors receive a significant portion of their annual compensation in stock. The Company believes that the emphasis on the equity component of director compensation serves to further align the interests of directors with those of our shareholders.

Does the Company have stock ownership guidelines for Executives and Senior Management?

The Management Planning and Development Committee has adopted formal stock ownership guidelines that set minimum expectations for executive and senior management ownership. These guidelines are discussed on page 41. The Company has maintained an ownership culture among its executive and senior managers since its formation. All executive officers, and substantially all members of senior management, hold stock well in excess of the guidelines.

MATTERS REQUIRING SHAREHOLDER ACTION

ITEM 1: ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Who are this year's nominees?

The twelve (12) nominees recommended by the Nominating and Governance Committee of the Board of Directors for election this year to hold office until the 2011 Annual Meeting and until their respective successors are elected and qualified are provided below. The biographies of each of the nominees below contains information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company until 2011. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to YUM and our Board. Finally, we value their significant experience on other public company boards of directors and board committees.

Information about the number of shares of common stock beneficially owned by each director appears below under the heading "Stock Ownership Information." See also "Certain Relationships and Related Transactions." There are no family relationships among any of the directors and executive officers of the Company.

David W. Dorman
Age 56
Director since 2005
Non-Executive Chairman,
Motorola, Inc.

David W. Dorman has been the Non-Executive Chairman of Motorola, Inc., a communications product company, since May 2008. From October 2006 to May 2008, he was Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, he was President of AT&T, Inc., a company that provides Internet and transaction-based voice and data services (formerly known as SBC Communications). He was Chairman of the Board and Chief Executive Officer of the company previously known as AT&T Corp. from November 2002 until November 2005. Prior to this, he was President of AT&T Corp. from 2000 to 2002 and the Chief Executive Officer of Concert, a former global venture created by AT&T Corp. and British Telecommunications plc, from 1999 to 2000. Mr. Dorman was Chairman, President and Chief Executive Officer of PointCast Incorporated from 1997 to 1999. He began his career in the telecommunications industry in 1981 with Sprint Corp. Mr. Dorman serves on the boards of CVS Caremark Corporation and Georgia Tech Foundation. He served as a director of AT&T Corp. from 2002 to 2006.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer of global telecommunications-related businesses
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company

Massimo Ferragamo
Age 52
Director since 1997
Chairman, Ferragamo USA, Inc.

Massimo Ferragamo is Chairman of Ferragamo USA, Inc., a subsidiary of Salvatore Ferragamo Italia, which controls sales and distribution of Ferragamo products in North America. Mr. Ferragamo has held this position since 1985. Mr. Ferragamo has served as a director of Birks & Mayors, Inc. from 2005 until 2007.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman of an international sales and distribution business
- Expertise in branding, marketing, sales and international business development
- Public company directorship and committee experience
- Independent of Company

J. David Grissom
Age 71
Director since 2003
Chairman, Mayfair Capital
Chairman, The Glenview Trust Company

J. David Grissom is Chairman of Mayfair Capital, Inc., a private investment firm formed by Mr. Grissom in 1989. In addition, Mr. Grissom has been Chairman of The Glenview Trust Company, a private trust and investment management company, since 2001. From 1973 to 1989, he held various senior positions, including chairman and CEO of Citizens Fidelity Bank & Trust and vice chairman of its successor, PNC Financial Corp. He is also a director of Churchill Downs Incorporated and several other privately held companies. He served as a director of Providian Financial Corporation from 1997 to 2005.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman of private investment firms and chief executive officer of a financial institution
- Expertise in finance, accounting and public company leadership
- Public company directorship and committee experience
- Independent of Company

Bonnie G. Hill
Age 68
Director since 2003
President, B. Hill Enterprises LLC

Bonnie G. Hill is President of B. Hill Enterprises LLC, a consulting company. She has held this position since July 2001. She is also co-founder of Icon Blue, Inc., a brand marketing company. She served as President and Chief Executive Officer of Times Mirror Foundation, a charitable foundation affiliated with the Tribune Company from 1997 to 2001 and Senior Vice President, Communications and Public Affairs, of the Los Angeles Times from 1998 to 2001. From 1992 to 1996, she served as Dean of the McIntire School of Commerce at the University of Virginia. Ms. Hill currently serves as a director of AK Steel Holding Corporation, The Home Depot, Inc., and California Water Service Group. She serves as the Lead Director of the Board of Directors of The Home Depot, Inc. She also serves on the Public Company Accounting Oversight Board Investor Advisory Group and the Financial Industry Regulatory Authority Investor Education Foundation Board. She served on the boards of Hershey Foods Corporation from 2001 to 2007 and Albertson's, Inc. from 2002 to 2006.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as president of a consulting firm and as dean of the school of commerce at a large public university
- Expertise in corporate governance, succession planning and public company compensation
- Public company directorship and committee experience
- Independent of Company

Robert Holland, Jr.
Age 69
Director since 1997
Consultant

Robert Holland, Jr. has been a Managing Director and Advisory Board Member of Essex Lake Group, P.C., a strategy and management consulting firm specializing in enhanced granular modeling and analytics, since 2009. From 2001 to 2009, he maintained a consulting practice for strategic development assistance to senior management of Fortune 500 companies. From 2005 to 2007, he was a member of Cordova, Smart and Williams, LLC an investment fund manager, and a limited partner of Williams Capital Partners Advisors, LP, a private equity investment firm. He was Chief Executive Officer of WorkPlace Integrators, Michigan's largest Steelcase office furniture dealer, from 1997 until 2001. From 1995 to 1996, he was President and Chief Executive Officer of Ben & Jerry's Homemade, Inc. He was an associate and a partner at McKinsey & Co. from 1968 to 1981. Mr. Holland is also a director of Carver Federal Bank, Lexmark International, Inc. and Neptune Orient Lines Limited.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as a managing director of a consulting firm and chief executive officer of a consumer, branded business
- Expertise in finance, marketing, business development and corporate governance
- Public company directorship and committee experience
- Independent of Company

Kenneth G. Langone
Age 74
Director since 1997
Founder, Chairman, Chief Executive Officer and President, Invemed Associates, LLC

Kenneth G. Langone is the founder, and since 1974, has been Chairman of the Board, Chief Executive Officer and President, of Invemed Associates, LLC, a New York Stock Exchange firm engaged in investment banking and brokerage. He is also a director of Unifi, Inc. He is a founder of The Home Depot, Inc. and served on its board from 1978 to 2008. Mr. Langone also served as a director of Choicepoint, Inc. from 2002 to 2008 and of General Electric Co. from 1999 to 2005.

Specific qualifications, experience, skills and expertise:

- Operating and management experience, including as chief executive officer of a financial services business
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience
- Independent of Company

Jonathan S. Linen
Age 66
Director since 2005
Advisor to the Chairman of American Express Company

Jonathan S. Linen has been an advisor to the Chairman of American Express Company, a diversified worldwide travel and financial services company, since January 2006. From August 1993 until December 2005, he served as Vice Chairman of American Express Company. From 1992 to 1993, Mr. Linen served as President and Chief Operating Officer of American Express Travel Related Services Company, Inc. From 1989 to 1992, Mr. Linen served as President and Chief Executive Officer of Shearson Lehman Brothers. Mr. Linen is a director of Modern Bank, N.A. and The Intercontinental Hotels Group. He was also a director of Bausch & Lomb from 1996 to 2005.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as president and chief executive officer of a global travel-related services company
- Expertise in finance, marketing and international business development
- Public company directorship and committee experience
- Independent of Company

Thomas C. Nelson
Age 47
Director since 2006
Chairman, Chief Executive Officer and President, National Gypsum Company

Thomas C. Nelson has served as the President and Chief Executive Officer of National Gypsum Company, a building products manufacturer, since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum Company. He is also a General Partner of Wakefield Group, a North Carolina based venture capital firm. Mr. Nelson previously worked for Morgan Stanley & Co. and in the United States Defense Department as Assistant to the Secretary and was a White House Fellow. He also serves as a director of Belk, Inc. and Carolinas Healthcare Systems.

Specific qualifications, experience, skills and expertise:
- Operational and management experience, including as president and chief operating officer of a building products manufacturer; Senior government experience as Assistant to the Secretary of the United States Defense Department and as a White House Fellow
- Expertise in finance, strategic planning, business development and retail business
- Public company directorship and committee experience
- Independent of Company

David C. Novak
Age 57
Director since 1997
Chairman, Chief Executive Officer and President, YUM

David C. Novak became Chairman of the Board on January 1, 2001, and Chief Executive Officer of YUM on January 1, 2000. He also serves as President of YUM, a position he has held since October 21, 1997. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997, at which time he became acting Vice Chairman of YUM. He is also a director of JPMorgan Chase & Co. and Friends of World Food Program.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chairman and chief executive officer of the Company
- Expertise in strategic planning, global branding, franchising, finance and corporate leadership
- Public company directorship and committee experience

Thomas M. Ryan
Age 57
Director since 2002
Chairman, Chief Executive Officer and President, CVS Caremark Corporation and CVS Pharmacy, Inc.

Thomas M. Ryan is Chairman, Chief Executive Officer and President of CVS Caremark Corporation ("CVS"), a pharmacy healthcare provider. He became Chairman of CVS in April 1999 and Chief Executive Officer and President in May 1998. From 1994 to present, Mr. Ryan served as Chief Executive Officer and President of CVS Pharmacy, Inc. Mr. Ryan is a director of Bank of America Corporation. Mr. Ryan was director of Reebok International from 1998 to 2005.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer of a global pharmacy healthcare business
- Expertise in finance, strategic planning and public company executive compensation
- Public company directorship and committee experience
- Independent of Company

Jing-Shyh S. Su
Age 57
Director since 2008
Vice Chairman
President of YUM's China Division

Jing-Shyh S. Su became Vice Chairman of the Board on March 14, 2008. He is also President of YUM's China Division, a position he has held since 1997. Prior to this position he was the Vice President of North Asia for both KFC and Pizza Hut.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as president of the Company's China division
- Expertise in marketing and brand development
- Expertise in strategic planning and international business development

Robert D. Walter
Age 64
Director since 2008
Founder and Retired Chairman/ CEO Cardinal Health, Inc.

Robert D. Walter is the founder of Cardinal Health, Inc., a company that provides products and services supporting the health care industry. Mr. Walter retired from Cardinal Health in June 2008. Prior to his retirement from Cardinal Health, he served as Executive Director from November 2007 to June 2008. From April 2006 to November 2007, he served as Executive Chairman of the Board of Cardinal Health. From 1979 to April 2006, he served as Chairman and Chief Executive Officer of Cardinal Health. Mr. Walter also serves as a director of American Express Company, Nordstrom, Inc. and Battelle Memorial Institute and is a member of The Business Council. From 2006 to 2007, he was a director of CBS Corporation.

Specific qualifications, experience, skills and expertise:
- Operating and management experience, including as chief executive officer, of a global healthcare and service provider business

- Expertise in finance, business development, business integrations, financial reporting, compliance and controls
- Public company directorship and committee experience
- Independent of Company

If elected, we expect that all of the aforementioned nominees will serve as directors and hold office until the 2011 Annual Meeting of Shareholders and until their respective successors have been elected and qualified. Based on the recommendation of the Nominating and Governance Committee, all of the aforementioned nominees are standing for reelection.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THESE NOMINEES.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What vote is required to elect directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes.

Our policy regarding the election of directors can be found in our Corporate Governance Principles at *www.yum.com/governance/principles.asp* and at page 8 under "What other Significant Board Practices does the Company have?—Majority Voting Policy."

ITEM 2: RATIFICATION OF INDEPENDENT AUDITORS
(Item 2 on the Proxy Card)

What am I voting on?

A proposal to ratify the selection of KPMG LLP ("KPMG") as our independent auditors for fiscal year 2010. The Audit Committee of the Board of Directors has selected KPMG to audit our consolidated financial statements. During fiscal 2009, KPMG served as our independent auditors and also provided other audit-related and non-audit services.

Will a representative of KPMG be present at the meeting?

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If the selection of KPMG is not ratified, the Audit Committee will reconsider the selection of independent auditors.

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THIS PROPOSAL.

What fees did we pay to KPMG for audit and other services for fiscal years 2009 and 2008?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2009 and 2008, and fees billed for audit-related services, tax services and all other services rendered by KPMG for 2009 and 2008.

	2009	2008
Audit fees(1)	$4,900,000	$5,200,000
Audit-related fees(2)	400,000	900,000
Audit and audit-related fees	5,300,000	6,100,000
Tax fees(3)	400,000	500,000
All other fees	—	—
Total fees	$5,700,000	$6,600,000

(1) Audit fees for 2009 and 2008 include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports, audits of the effectiveness of the Company's internal controls over financial reporting, statutory audits and services rendered in connection with the Company's securities offerings.

(2) Audit-related fees for 2009 and 2008 included audits of financial statements of certain employee benefit plans, agreed upon procedures related to certain state tax credits and other attestations. Audit-related fees for 2009 and 2008 also included $82,500 and $675,000, respectively, for fees for audits of carved-out financial statements that were reimbursed to the Company by a franchisee in connection with services performed related to an acquisition of Company restaurants by the franchisee.

(3) Tax fees for 2009 and 2008 consisted principally of fees for international tax compliance and tax audit assistance.

What is the Company's policy regarding the approval of audit and non-audit services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members, and has currently delegated pre-approval authority up to certain amounts to its Chairperson.

Pre-approvals for services are granted at the January Audit Committee meeting each year. In considering pre-approvals, the Audit Committee reviews a description of the scope of services falling within pre-designated services and imposes specific budgetary guidelines. Pre-approvals of designated services are generally effective for the succeeding 12 months. Any incremental audit or permitted non-audit services which are expected to exceed the relevant budgetary guideline must be pre-approved.

The Corporate Controller monitors services provided by the independent auditors and overall compliance with the pre-approval policy. The Corporate Controller reports periodically to the Audit Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any non-compliance with the pre-approval policy to the Chairperson of the Audit Committee.

The complete policy is available on the Company's Web site at *www.yum.com/governance/media/gov_auditpolicy.pdf*.

ITEM 3: SHAREHOLDER PROPOSAL RELATING TO RIGHT TO CALL SPECIAL SHAREOWNER MEETINGS
(Item 3 on the Proxy Card)

What am I voting on?

Richard R. Treumann has advised us that he intends to present the following shareholder proposal at the Annual Meeting. We will furnish the address and share ownership of the proponent upon request.

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Supporting Statement

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS) Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals after receiving their first majority vote.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding this proposal?

The Board of Directors believes that it would be costly, burdensome and disruptive to permit holders of as little as 10% of the Company's outstanding shares to call special meetings of the Company's shareholders. Furthermore, the proponent requests the right to call such special meetings for any reason, at any time and as often as such shareholders wish, a request that is both excessive and without convincing benefit to the other shareholders.

Why does the Company oppose this proposal?

YUM has hundreds of thousands of shareholders. The preparation and distribution of proxy materials, together with the solicitation and tabulation of votes, are costly and time consuming. When one or more shareholders comprising a group of only 10% of the Company's shareholders are permitted to call a special meeting, the Board is concerned that such a small percentage will not accurately reflect the wishes of the majority of shareholders. In addition, the Board considered the following factors before deciding to recommend that you vote against this proposal:

- Shareholders have significant opportunity to raise matters at our annual meetings and have frequently done so.
- A special meeting should only be held to cover extraordinary events when fiduciary or strategic issues or a significant transaction dictate addressing matters on an expeditious basis.
- Controlling the timing of a regular or special meeting should remain in the hands of the Board to enable them to discharge their fiduciary duties to *all* shareholders.
- The 10% threshold could provide a forum for parties holding a minority portion of all shares to call meetings that would serve narrow, and possibly short-term, purposes.

Management welcomes shareholder input on governance—The Company has strong corporate governance standards and practices that demonstrate the Board's accountability to, alignment with, and responsiveness to its shareholders. For example:

- *Annual election of directors.* All directors are elected annually and we do not have a classified Board.
- *Majority voting.* The Company's Articles of Incorporation provide a majority voting standard for election of directors in uncontested elections and resignation by any incumbent director who is not re-elected.
- *Presiding Director.* The Board has established the position of Presiding Director, which is held by an independent director at all times. The Presiding Director presides at executive sessions of non-management directors and at Board meetings at which the Chairman is not present, approves Board meeting agendas and materials sent to the Board, is authorized to call meetings of non-management directors, and facilitates communication between the Chairman and CEO and the non-management directors.
- *Stock ownership guidelines and stock-based compensation.* More than one-half of the Board's compensation is comprised of stock-based compensation, and directors pledge that, for as long as they serve, they will retain all shares of the Company's common stock received pursuant to their service as a Board member for at least one year following their departure from the Board.
- *Communication with the Board.* Shareholders may communicate with our Board of Directors, individually or as a group, by contacting the Company's corporate secretary.

In addition, our senior executives engage our shareholders periodically. We meet throughout the year with shareholders and organizations interested in our practices.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE <u>AGAINST</u> THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

STOCK OWNERSHIP INFORMATION

Who are our largest shareholders?

This table shows ownership information for each YUM shareholder known by our management to be the owner of 5% or more of YUM common stock. This information is presented as of December 31, 2009, and is based on stock ownership reports on Schedule 13G filed by each of these shareholders with the SEC and provided to us.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	48,057,553(1)	10.3%
Capital Research Global Investors* 333 South Hope Street Los Angeles, California 90071	24,337,000(2)	5.2%

* A division of Capital Research and Management Company

(1) The filing indicates sole voting power for 28,018,971 shares, shared voting power for 14,350,458 shares, no voting power for 5,688,124 shares, sole dispositive power for 33,707,095 shares, shared dispositive power for 14,350,458 shares and no dispositive power for 0 shares.

(2) The filing indicates sole voting power for 9,906,000 shares, shared voting power for 0 shares, sole dispositive power for 24,337,000 shares, and shared dispositive power for 0 shares.

How much YUM common stock is owned by our directors, director nominees and executive officers?

This table shows the beneficial ownership of YUM common stock as of December 31, 2009 by

- each of our nominees for election as directors,
- each of the executive officers named in the Summary Compensation Table on page 46, and
- all directors, director nominees and executive officers as a group.

Unless we note otherwise, each of the following persons and their family members has sole voting and investment power with respect to the shares of common stock beneficially owned by him or her. None of the persons in this table hold in excess of one percent of the outstanding YUM common stock. Directors, director nominees and executive officers as a group beneficially own approximately 2.4%. Our internal stock ownership guidelines call for the Chairman to own 336,000 shares of YUM common stock or stock equivalents. Guidelines for our other named executive officers call for them to own 50,000 shares of YUM common stock or stock equivalents within five years following their appointment to their current position. Other executive officers are required to own 24,000 shares of YUM common stock or stock equivalents.

The table shows the number of shares of common stock and common stock equivalents beneficially owned as of December 31, 2009. Included are shares that could have been acquired within 60 days of December 31, 2009 through the exercise of stock options, stock appreciation rights or distributions from the Company's deferred compensation plans, together with additional underlying stock units as described in footnote 4 to the table. Under SEC rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

Name	Beneficial Ownership					
	Number of Shares Beneficially Owned(1)	Options/SAR's Exercisable Within 60 Days(2)	Deferral Plans Stock Units(3)	Total Beneficial Ownership	Additional Underlying Stock Units(4)	Total
David C. Novak	230,278	2,909,135	1,171,302	4,310,715	1,148,132	5,458,847
David W. Dorman	32,804	11,929	0	44,733	5,255	49,988
Massimo Ferragamo	40,244	27,875	43,131	111,250	20,914	132,164
J. David Grissom	82,827(5)	16,923	2,055	101,805	0	101,805
Bonnie G. Hill	0	16,629	11,961	28,590	10,457	39,047
Robert Holland, Jr.	53,952	27,875	12,168	93,995	10,023	104,018
Kenneth G. Langone	650,000(6)	1,453	11,819	663,272	20,914	684,186
Jonathan Linen	14,438	11,929	0	26,367	22,023	48,390
Thomas C. Nelson	0	3,033	0	3,033	21,877	24,910
Thomas M. Ryan	19,755	20,867	1,712	42,334	21,237	63,571
Jackie Trujillo	30,804	27,875	0	58,679	42,362	101,041
Robert D. Walter	51,632	732	0	52,364	9,329	61,693
Richard T. Carucci	18,590(7)	484,562	0	503,152	129,360	632,512
Jing-Shyh S. Su	266,813	1,061,409	0	1,328,222	134,821	1,463,043
Graham D. Allan	353,094(8)	789,588	150,695	1,293,377	93,949	1,387,326
Greg Creed	8,946	141,974	15,201	166,121	85,246	251,367
All Directors, Director Nominees and Executive Officers as a Group (24 persons)	1,948,390	7,821,870	1,502,363	11,272,623	2,526,604	13,799,227

(1) Shares owned outright. These amounts include the following shares held pursuant to YUM's 401(k) Plan which will be subject to the voting direction of each named person at the Annual Meeting:

- Mr. Novak, 30,548 shares
- all directors, director nominees and executive officers as a group, 33,019 shares

(2) The amounts shown include beneficial ownership of shares that may be acquired within 60 days pursuant to stock options and stock appreciation rights awarded under our employee or director incentive compensation plans. For stock options, we report shares equal to the number of options exercisable within 60 days. For SARs we report the shares that would be delivered upon exercise (which is equal to the number of SARs multiplied by the difference between the fair market value of our common stock at year-end and the exercise price divided by the fair market value of the stock).

(3) These amounts reflect units denominated as common stock equivalents held in deferred compensation accounts for each of the named persons under our Directors Deferred Compensation Plan or our Executive Income Deferral Program. Amounts payable under these plans will be paid in shares of YUM common stock at termination of employment/directorship or within 60 days if so elected.

(4) Amounts include units denominated as common stock equivalents held in deferred compensation accounts which become payable in shares of YUM common stock at a time (a) other than at termination of employment or (b) after March 1, 2010. For Mr. Novak, amounts also include restricted stock units awarded in 2008.

(5) This amount includes 26,000 shares held in IRA accounts.

(6) This amount includes 600,000 shares held in a margin account.

(7) This amount includes 6,000 shares held in a trust.

(8) All 353,094 of Mr. Allan's shares are pledged.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of the outstanding shares of YUM common stock to file with the SEC reports of their ownership and changes in their ownership of YUM common stock. Directors, executive officers and greater-than-ten percent shareholders are also required to furnish YUM with copies of all ownership reports they file with the SEC. To our knowledge, based solely on a review of the copies of such reports furnished to YUM and representations that no other reports were required, all of our directors and executive officers complied with all Section 16(a) filing requirements during fiscal 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The power of YUM is in our ability to deliver consistently strong results, even in a tough economic environment like we faced in 2009. That is why we are especially pleased to report we achieved 13% Earnings per Share (EPS) growth, marking the eighth consecutive year that we exceeded our annual target of at least 10% and achieved at least 13%. We grew worldwide system sales and once again strengthened our claim as the number one retail developer of units outside the United States as we opened over 1,400 new restaurants—the ninth straight year we've opened more than 1,000 new units. We also improved our worldwide restaurant margins by 1.7 percentage points, and operating profits grew by 9% prior to special items and foreign currency translation. We generated, for the first time, over $1.0 billion dollars in net income and we generated $1.4 billion of cash from operations. Importantly, we maintained our industry leading return on invested capital of 20%. Our overall performance proved once again the resilience of our global portfolio of leading brands to deliver consistent double digit EPS growth.

As in past years, the compensation of our executives reflects the Company's performance. We designed our executive compensation program to attract, reward and retain the talented leaders necessary to enable our Company to succeed in the highly competitive market for talent, while maximizing shareholder returns. We believe that our management team has been a key driver in YUM's strong performance over both the long and short term.

In this Compensation Discussion & Analysis, we discuss our executive compensation program and how it worked in 2009. Among other topics, we address the following:

- The philosophy underlying our executive compensation program (page 29)
- The objectives of our executive compensation program (page 29)
- An overview of the key elements of our executive compensation program (page 29)
- The process the Management Planning and Development Committee ("Committee") uses to set and review executive compensation (page 30)
- The alignment of our executive compensation with the Company's business and financial performance (page 30)
- The allocation between fixed and variable compensation (page 30)
- The role of our independent compensation consultant (page 30)
- The role of comparative compensation data and how we select the companies that are used to generate the comparative data (page 31)
- Team performance measures, which are used in the calculation of the annual bonus (page 33)
- Individual performance measures, which are also used in the calculation of the annual bonus (page 33)
- Our CEO's compensation (page 38)
- Our stock ownership guidelines (page 41)

Our Named Executive Officers (NEOs) for 2009:

- David C. Novak, Chairman, Chief Executive Officer and President
- Richard T. Carucci, Chief Financial Officer
- Jing-Shyh S. Su, President—China Division and Vice Chairman

- Graham D. Allan, President—Yum Restaurants International Division ("YRI")
- Greg Creed, President—Taco Bell Division U.S.

YUM's Compensation Philosophy

YUM's compensation philosophy is reviewed annually by the Committee.

Our philosophy is to:

- reward performance
- pay our restaurant general managers and executives like owners
- design pay programs at all levels that align team and individual performance, customer satisfaction and shareholder return
- emphasize long-term incentive compensation
- require executives to personally invest in Company stock

Objectives of YUM's Compensation Program

The objectives of our executive compensation program are to:

- attract and retain highly qualified employees through competitive compensation and benefit programs
- reward our employees for personal contributions that grow the business
- maximize shareholder returns

Key Elements of Compensation

The following table lists the key elements that generally comprise our 2009 executive compensation.

Element	Purpose	Form
Base Salary	Provide compensation for performance of primary roles and responsibilities	Cash
Performance-based annual incentive compensation	Provide incentive to drive company performance with payout based on achievement of YUM's short-term goals and strategic objectives	Cash
Long-term incentive compensation	Motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance our shareholders' returns on their investments	Stock Appreciation Rights/Stock Options and Performance Share Units
Retirement benefits	Provide tax-advantaged means to accumulate retirement benefits	Defined Benefit Plan, Defined Contribution Plan

We determine all elements of compensation annually at the same time, currently in January, to allow us to take into consideration all of the elements when decisions are made.

How Compensation Decisions Are Made

In January of each year, the Committee reviews the performance and total compensation of our CEO and the other executive officers. The total compensation review includes base salary, target bonus award opportunities, and target annual long-term incentive award values. The Committee reviews and establishes each executive's total compensation target for the current year which includes base salary, annual bonus opportunities and long-term incentive awards. The Committee's decisions impacting our CEO are also reviewed and ratified by the Board.

In making these compensation decisions, the Committee relies on the CEO's in-depth review of the performance of the executive officers as well as competitive market information. Compensation decisions are ultimately made by the Committee using its judgment, focusing primarily on the executive officer's performance against his or her financial and strategic objectives, qualitative factors and YUM's overall performance.

Alignment between Compensation and Company Performance

As noted above, a key objective of our compensation program is to maximize shareholder returns. Our incentive programs are designed to reinforce our pay-for-performance philosophy by aligning the payouts with the results of the Company's business and financial performance. These incentives, which constitute a significant portion of total compensation, consist of annual incentive compensation, which is short-term in nature, and stock option/stock appreciation rights, restricted stock units and performance share units, which have a longer-term focus. These pay elements are discussed in more detail below.

Compensation Allocation

The Committee reviews information provided by the Committee's consultant (see below) for our CEO and executive officers, to determine the appropriate level and mix of incentive compensation. However there is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation.

For our executive officers (other than the CEO), the Committee established guidelines for total compensation targeted at 30% fixed and 70% variable, in other words, at risk. Fixed compensation is comprised of base salary, while variable compensation is comprised of annual incentives and long-term incentive compensation.

Role of Independent Consultant

The Committee's charter states that the Committee may retain outside compensation consultants, lawyers or other advisors. Since 2005, the Committee has retained an independent consultant, Hewitt Associates, Inc., to advise it on certain compensation matters. For 2009, the Committee told Hewitt that:

- they were to act independently of management and at the direction of the Committee;
- their ongoing engagement would be determined by the Committee;
- they were to inform the Committee of relevant trends and regulatory developments; and
- they were to provide compensation comparisons based on information that is derived from comparable businesses of a similar size to us for the CEO and other executive officers and assist the Committee in its determination of the annual compensation package for our CEO.

After 2009 year end, but prior to the filing of this proxy statement, Hewitt Associates spun off a portion of its executive compensation practice into a separate, entirely independent entity named Meridian Compensation Partners, LLC. ("Meridian"). The Management Planning and Development Committee has retained Meridian going forward as its independent executive compensation consultant. During 2009, Hewitt did not provide any services unrelated to executive compensation.

Role of Comparative Compensation Data

One of the factors used by our Committee in setting executive compensation is an evaluation of how our compensation levels compare to compensation levels for similarly situated executives at companies considered to be our peers. To conduct these comparisons, Hewitt provided compensation comparisons based on information that is derived from comparable businesses. This data is used as a frame of reference (a "benchmark") for establishing compensation targets for base salary, annual incentives and long-term incentives for executive officers below our CEO.

The Committee uses a benchmark as a point of reference for measurement. Benchmarks, however, are not the determinative factor for our executives' compensation, and they do not supplant the analyses of the individual performance of the executive officers. Because the comparative compensation information is one of several factors used in the setting of executive compensation, the Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the Committee may elect not to use the comparative compensation information at all in the course of making specific compensation decisions.

For our NEOs, other than our CEO, the Committee has set target percentiles for base salary, performance-based annual incentives and long-term incentives as discussed at page 32. The Committee does not set target percentiles with respect to target total compensation for our NEOs other than our CEO (see page 38 for a discussion of Mr. Novak's target total compensation). For the CEO, the company generally attempts to deliver pay *opportunities* at the 75th percentile of the market. Specifically, 75th percentile *target* total cash and *target* total compensation. The company does not measure/benchmark the percentile ranking of compensation actually *earned* since any realized value from our variable pay programs in particular are a function of company, division, and/or individual performance. It is *not* generally the objective of the company to deliver comparable pay *outcomes* but rather comparable pay *opportunities*. Realized/earned value from the company variable pay programs is reflective of business results and not competitive benchmarking.

Comparative Compensation Data

Revenue size often correlates to some degree with the market value of compensation for senior executive positions. For companies with significant franchise operations measuring size is more complex. This is because there are added complexities and responsibilities for managing the relationships, arrangements, and overall scope of the enterprise that franchising introduces, in particular, managing product introductions, marketing, driving new unit development, customer satisfaction and overall operations improvements across the entire franchise system. Accordingly, in the Fall of 2008 the Committee decided, based on input from Hewitt, to add 25% of franchisee and licensee sales to the Company's 2008 sales of $9.8 billion for purposes of determining the revenue scope for deriving the market value of various components of compensation for 2009. This means that the Company, when considering franchisee sales, is viewed as having revenues of approximately $16.3 billion. Specifically, this amount was determined by adding 2008 estimated Company sales of $9.8 billion and 25% of estimated franchisee and licensee sales (from which the Company derives revenues in the form of royalties) of approximately $25.9 billion.

In the case of Messrs. Carucci, Su, Allan and Creed, the Committee decided to establish a new peer group of companies. Previously, the group was based on a very broad industry survey data provided by the consulting firms of Hewitt Associates and Towers Perrin through their online data tools. For 2009, the Committee decided to move to the same peer group of companies as are used for Mr. Novak, as described in more detail in the next paragraph. The median annual revenues (for 2007, the most recent year available at that time) for this peer group was $16.1 billion. Data for each individual job was regressed based on the estimated revenue size of the division that the NEO was responsible for in 2008, specifically $16.3 billion for Messrs. Novak and Carucci, $5.3 billion for Mr. Allan, and $3.1 billion for Mr. Su and Mr. Creed.

Companies included in the Peer Group

For the benchmarking done in late 2008, the peer group for all NEOs was made up of nondurable consumer product companies. The Committee established this peer group for the CEO and other NEO's compensation in 2008. Periodically the Committee, with Hewitt's assistance, reviews the composition of the peer group to ensure the companies are relevant for comparative purposes. The Committee added six companies and deleted ten companies for 2009. We believe this reconstituted group of companies is reflective of nondurable consumer goods sector in which we operate. The group was chosen because each of the company's relative leadership position in their sector, relative size as measured by revenues, relative complexity of the business, and in some cases because of their global reach. The companies deleted from the survey group represented companies whose data was not as readily available, had been acquired or because of acquisitions were no longer a good match for the group. The companies comprising this nondurable consumer products group used for the benchmarking done at the end of 2008 were:

Company Name	2007 Sales/ Revenues ($billions)	Company Name	2007 Sales/ Revenues ($billions)
Lowe's Companies, Inc.	48.3	Colgate-Palmolive Company	13.8
Walgreen Co.	44.8	Marriott International, Inc.	13.0
PepsiCo, Inc.	39.5	General Mills, Inc.	12.4
Kraft Foods, Inc.	37.2	Kellogg Company	11.8
The Coca-Cola Company	28.9	Avon Products, Inc.	9.9
Macy's, Inc.	26.3	Dollar General Corporation	9.2
McDonald's Corporation	22.8	OfficeMax Incorporated	9.1
J. C. Penney Company, Inc.	19.9	Campbell Soup Company	7.9
Staples, Inc.	19.4	AutoZone, Inc.	6.2
Kimberly-Clark Corporation	18.3	Starwood Hotels & Resorts Worldwide, Inc.	6.2
Anheuser-Busch Companies, Inc.	16.7	Mattel Corporation	6.0
Kohl's Corporation	16.5	Darden Restaurants, Inc.	5.6
The Gap, Inc.	15.8	The Hershey Company	4.9
		Mars, Incorporated	(1)
Median	16.1		
YUM(2)	16.3		

(1) Data Not Publicly Available

(2) Projected 2008 company sales + 25% of franchisee and licensee sales

Targeting Compensation

For the NEOs, other than our CEO, we target the elements of our compensation program as follows:

- Base salary—because NEOs are expected to make significant contributions in current and future positions and would be considered a critical loss if they left the Company, we target the 75th percentile for base salary
- Performance-based annual incentive compensation—75th percentile to emphasize superior pay for superior performance

- Long-term incentives—50th percentile

For the CEO, the Committee targets 75th percentile for salary and target total cash compensation as well as 75th percentile for target total compensation. These benchmark values are based on target annual incentives and the grant date fair value of long-term incentives.

2009 Executive Compensation Decisions

Base Salary

Base salary is designed to compensate our executive officers for their primary roles and responsibilities and to provide a stable level of annual compensation. Market data from the peer group was considered in determining base salary targets for NEOs based on each NEO's position and responsibility. An executive officer's actual salary relative to this competitive salary range varies based on the level of his or her responsibility, experience, individual performance and future potential. Specific salary increases take into account these factors and the current market for management talent. The Committee reviews each executive officer's salary and performance annually.

While the Committee's use of market data for the peer group did not focus on a precise percentile ranking they noted the following general relationships:

- Messrs. Su's and Allan's 2009 salary increase placed their base salaries significantly above the 75th percentile. The Committee chose to pay these two executives at this level based on the Committee's subjective assessment of the current and sustained, long-term results they have produced for the Company and the importance of their leadership in running the China and International divisions, respectively.
- Similarly, Mr. Creed's salary was set above the 75th percentile and Mr. Carucci's salary was set above the 50th percentile for 2009 because of the value of their contributions to the company.

Performance-Based Annual Incentive Compensation

Our performance-based annual incentive compensation program ("YUM Leaders' Bonus Program") is a cash-based, pay-for-performance plan that applies to over 1,200 above restaurant leaders in the Company. The principal purpose of our annual incentive compensation is to encourage and reward strong individual and team performance that drives shareholder value.

Annual incentive payments are based on the achievement of certain Company-wide and/or division financial objectives, other strategic objectives, as well as the achievement of individual performance objectives. These objectives are established, reviewed and approved by the Committee, and reviewed with the Board, during the compensation planning period to ensure that the goals are in concert with the unique strategic issues facing the Company.

Incentive opportunities are designed to reward superior performance by providing for payments above target for superior performance, but correspondingly no payment unless a threshold percentage of the goal was achieved. Each executive officer's annual incentive compensation depends on the degree to which the company achieves its business and financial goals and the degree to which each executive officer meets his or her individual goals. We believe this aligns our executive officers' interests with the Company's interests, and motivates our executive officers to meet their goals and ensure that the Company meets its financial, operational and strategic objectives.

The formula for our annual incentive compensation is as follows:

Base Salary × Annual Target Bonus Percentage × Team Performance Factor × Individual Performance Factor = Bonus Payout Award

The minimum team performance factor is 0% and the maximum is 200%. The minimum individual performance factor is 0% and the maximum is 150%. The combined impact of the team performance factor and individual performance factor produces a potential range for total annual bonus of 0 - 300% of the target award. Applying these ranges under the YUM Leaders' Bonus Program to the NEO's 2009 salaries determined the threshold, target and maximum awards potential under the program for 2009, which are reported in dollars in the Grants of Plan-Based Awards table on page 49.

A detailed description of how team and individual performance factors are determined and measured can be found below under the heading "Performance Factors."

Annual Target Bonus Percentage. The "Annual Target Bonus Percentage" for each NEO for 2009 was:

Novak	Carucci	Allan	Su	Creed
160%	95%	115%	115%	90%

The Committee noted the 2009 target bonus opportunities, when compared to the survey data, were significantly above the 75th percentile for Messrs. Su and Allan and at the 75th percentile for Messrs. Creed and Carucci. Consistent with prior years, the Committee did not consider the actual percentile above or below the 75th percentile when making its final target bonus percentages decision. Rather, it considered the strong performance of Messrs. Su and Allan in continuing to lead their respective divisions of YUM and their current and expected performance and strategic position of their divisions in the growth of the company. The Committee increased the 2009 target bonus percentage for Messrs. Carucci and Creed by 5 percentage points to recognize their strong performance and to keep pace with increases in comparative data. Mr. Novak's performance is discussed beginning on page 38.

Performance Factors. To determine the performance factors for each NEO, the Committee reviews actual performance against pre-established consolidated operating Company measures and targets ("Team Performance Factor") and individual performance measures and targets ("Individual Performance Factor").

Team Performance Factor. For 2009, the Committee determined each executive's Team Performance Measure and Team Performance Target, based on recommendations from management. Consistent with prior years, the Committee established the business team performance measures, targets and relative weights in January 2009 and reviewed actual performance against these measures and targets as set forth in the chart below for the NEOs. The targets were developed through the Company's annual financial planning process, in which we assessed historical performance, the future operating environment, and profit growth initiatives and built projections of anticipated results. These projections include profit growth to achieve our EPS growth target of 10%. Division targets may be adjusted during the year when doing so is consistent with the objectives and intent at the time the targets were originally set. In 2009, division operating profit growth targets were adjusted to reflect certain YUM approved investments and restaurant divestitures not reflective of annual operating performance.

We believe these performance measures and targets are key factors that drive individual and team performance, which will result in increased shareholder value over the long term. These measures are designed to align employee goals with the Company's individual divisions' current year objectives to grow earnings and sales, develop new restaurants, improve margins and increase customer satisfaction. The measures also serve as effective motivation because they are easy to track and clearly understood by employees. When setting targets for each specific Team Performance Measure, the Company takes into account overall business goals and structures the target to motivate achievement of desired performance consistent with broader shareholder commitments such as EPS growth, ROIC and cash flow. The targets are the same as those that we disclose from time to time to our investors and may be slightly above or below disclosed guidance when determined by our Committee to be appropriate. A leverage formula for each Team Performance Measure magnifies the potential impact that performance above or below the target will have on the calculation of annual incentive compensation. This leverage increases the financial incentive for employees to exceed their targets and reduces payouts when the Team Performance Measure is not reached.

During 2008, the Committee undertook an in-depth review of the process for setting the targets and leverage formula for each specific Team Performance Measure. As a result of this review, the Committee determined that the process for setting targets and the leverage formula was rigorous and consistent with the Company's process for building projections of anticipated results and, therefore, did not require modification. The Committee and the Company did, however, adjust for 2009 the leverage formula for below target performance requiring a *higher* level of performance relative to target to achieve a minimum payment. This change reinforces our pay for performance philosophy and provides an appropriate level of downside risk.

The team performance targets, actual team performance, team performance weights and team performance factor for each measure are set forth below for the NEOs.

2009 Annual Incentive Compensation Team Performance (TP) Factor Calculation

NEO	TP Measures	TP Target	TP Actual	TP based on leverage formula	TP Weight	TP Factor After Applying Weights\
Novak and Carucci	Operating Profit Growth (Before Tax)	Weighted Average of Divisions Performance		110	50%	55
	System Sales Growth	5.1%	0.9%	0	20%	0
	System Net Builds	Weighted Average of China and YRI		150	20%	30
	System Customer Satisfaction	Weighted Average of Divisions Performance		143	10%	14
	Total Weighted TP Factor—Yum					**99**
Su	Operating Profit Growth (Before Tax)	16%	23.6%	171	50%	86
	System Sales Growth	16.0%	8.7%	0	20%	0
	System Gross New Builds	500	567	200	20%	40
	System Customer Satisfaction	72.4%	74.4%	167	10%	17
	Total Weighted TP Factor—China Division					**142**
	75% Division/25% Yum TP Factor					**131**
Allan	Operating Profit Growth (Before Tax)	10%	7.5%	50	50%	25
	System Sales Growth	6.0%	5.3%	72	20%	14
	System Net Builds	450	449	99	20%	20
	System Customer Satisfaction	45.0%	52.9%	200	10%	20
	Total Weighted TP Factor—YRI Division					**79**
	75% Division/25% Yum TP Factor					**84**
Creed	Operating Profit Growth (Before Tax)	5%	11.3%	197	40%	79
	System Same Store Sales Growth	2.0%	(1.3%)	0	30%	0
	Restaurant Margin	17.0%	18.4%	200	20%	40
	System Customer Satisfaction	84.5%	86.2%	157	10%	16
	Total Weighted TP Factor—Taco Bell U.S.					**135**
	75% Division/25% Yum TP Factor					**126**

Division operating profit growth is based on actual year over year growth and is adjusted to exclude the impact of any foreign currency translation. In the case of system sales growth, we include the results of all restaurants, including Company-owned, franchised and licensed restaurants and it is based on year over year growth and adjusted to exclude the impact of any foreign currency translation.

At the end of 2009, the Company incurred a charge for impairment of goodwill in a YRI market. The Committee decided to exclude this charge from YRI's 2009 team performance factor calculation because it arose from multiple years of poor performance in the market and is not indicative of YRI's 2009 operating performance. Had this charge been reflected in the YRI 2009 team performance factor, the blended YRI/ YUM team performance factor would have been 19 points lower and the YUM team performance factor would have been 6 points lower.

Individual Performance Factor. Each NEOs Individual Performance Factor is determined by the Committee based upon their subjective determination of the NEOs individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year. As described above, the CEO provides the Committee with his evaluation of each of the other NEOs' performance and recommends an Individual Performance Factor to the Committee.

For Mr. Carucci, the Committee determined that his overall individual performance for 2009 was above target based upon strong financial results of the Company, net new restaurants and significant G&A savings. Based on this performance, the Committee approved a 135 Individual Performance Factor for Mr. Carucci.

For Mr. Su, the Committee determined that his overall individual performance for 2009 was significantly above target based upon the China Division significantly exceeding its profit and development plans, and maintaining positive sales growth in a tough economic environment. Based on this performance, the Committee approved a 140 Individual Performance Factor for Mr. Su.

For Mr. Allan, the Committee determined that his overall individual performance for 2009 was above target based upon the International Division's continued strong development and customer service measures, as well as Mr. Allan's strong leadership in maintaining positive system sales growth in a tough economic environment. Based on this performance, the committee approved a 130 Individual Performance Factor for Mr. Allan.

For Mr. Creed, the Committee determined that his overall individual performance for 2009 was above target based upon Taco Bell US exceeding its profit plan, restaurant margin and customer service targets as well as Mr. Creed's strong leadership in driving product development. Based on this performance, the Committee approved a 135 Individual Performance Factor for Mr. Creed.

Application of Annual Incentive Program Formula to NEOs

Based on the Committee's determinations as described above, the following table sets forth the annual incentive formula and the calculation of annual incentive for each NEO.

Formula:	Base Salary	×	Annual Bonus Target %	×	Team Performance Factor	×	Individual Performance Factor	=	Bonus Award
					Minimum—0%		Minimum—0%		Minimum—0%
					Maximum—200%		Maximum—150%		Maximum—300%
Novak	$1,400,000	×	160%	×	99%	×	135%	=	$2,993,760
Carucci	$715,000	×	95%	×	99%	×	135%	=	$907,818
Su	$815,000	×	115%	×	131%	×	140%	=	$1,718,917
Allan	$815,000	×	115%	×	84%	×	130%	=	$1,023,477
Creed	$650,000	×	90%	×	126%	×	135%	=	$995,085

Note: Messrs. Allan, Su and Creed's team performance factor is based on 75% of their Division team performance factor and 25% of the consolidated team performance factor. Mr. Novak's performance is discussed beginning on page 38.

Long-term Incentive Compensation

The principal purpose of our long-term incentive compensation program ("LTI Plan") is to motivate our executives to help us achieve our long-range performance goals that will enhance our value and, as a result, enhance our shareholders' returns on their investments.

Under our LTI Plan, our executive officers are awarded long-term incentives in the form of non-qualified stock options or stock settled stock appreciation rights ("SARs"). The type of award granted is based upon the executives' local tax jurisdiction. Each year the Committee reviews the mix of long-term incentives to determine if it is appropriate to continue predominantly using 100% stock options and SARs as the long-term incentive vehicle. The Committee has chosen to use stock options and SARs because they emphasize YUM's focus on long-term growth, they reward employees only if the stock price goes up and they align Restaurant General Managers and senior management on the same equity incentive program. Long-term incentive award ranges are established based upon the peer group data. In general, our stock options and SARs have ten-year terms and vest 25% per year over four years.

For each NEO other than Mr. Novak, the 2009 Stock Option/SARs grant was awarded based on the Committee's subjective assessment of each executive's performance and consideration of the peer group data, subject to the individual's achievement of his stock ownership guidelines. The Committee based its assessment on factors considered with respect to the evaluation of Messrs. Carucci's, Su's, Allan's, and Creed's individual and team performance as noted at page 36 as well as their expected contributions in future years. The Committee did not assign a weight to any particular item.

Based on this assessment for 2009, Mr. Carucci received a stock appreciation rights grant at the 50th percentile of the peer group data. Mr. Su received a stock option grant above the 50th percentile and Messrs. Allan and Creed received a stock appreciation rights grant above the 50th percentile of the survey data. Each SAR and Stock Option was granted with an exercise price based on the closing market price of the underlying YUM common stock on the date of grant. The Committee does not measure or review the actual percentile above or below the 50th percentile when making its final LTI award decision. In addition, the Committee does not measure or review the percentile ranking of the value realized from any LTI award. Realized value is a function of the performance of the Company common stock and the length of time a participant holds an award after vesting.

In March 2009, the Committee modified our long term incentive compensation for our CEO, Chief Financial Officer and our division presidents by adding a Performance Share Plan and discontinuing the executives' participation in the matching restricted stock unit program under the Executive Income Deferral Plan. The Performance Share Plan will distribute a number of shares of Company common stock based on the 3 year compound annual growth rate ("CAGR") of the Company's EPS adjusted to exclude special items believed to be distortive of consolidated results on a year over year basis. The target grant value was set based on a value equal to 33% of the NEO's annual bonus target. This amount was designed to equal the value of the discontinued Company match on deferral of their annual cash incentive into Company common stock. The performance period covers 2009-2011 fiscal years and will be leveraged up or down based on the 3-year CAGR EPS performance against a target of 10%. The payout leverage is 0 - 200% of the target grant value. Dividend equivalents will accrue during the performance cycle but will be distributed in shares only in the same proportion and at the same time as the original performance shares are earned. If no performance shares are earned, no dividend equivalents will be paid. The Performance Share Units ("PSUs") are eligible for deferral under the Executive Income Deferral Plan. The target, threshold and maximum potential value of these awards are described at page 46.

Mr. Novak's long-term incentive compensation is discussed on page 38.

How we Compensate our Chief Executive Officer

Comparative Compensation Data for Mr. Novak

The discussion of the comparative compensation data and peer group used by the Committee for Mr. Novak begins at page 31. Hewitt provided a comprehensive review for the Committee using data from the peer group.

Mr. Novak's Compensation

Each year, our Board, under the leadership of the Committee Chairperson, conducts an evaluation of the performance of our CEO, David Novak. This evaluation includes a review of his:

- leadership pertaining to business execution and the achievement of business results
- leadership in the development and implementation of Company strategies
- development of culture, diversity and talent management

In setting compensation opportunities for 2009, the Committee considered the historical performance of the Company since its inception, noting that Mr. Novak had been President for each of those years, CEO since 2000 and Chairman since 2001. The Committee noted that for the prior ten, five and one year periods, the Company had on average performed very strongly compared to the nondurable consumer products peer group in terms of total shareholder return (top quartile), return on net assets (top quartile), EPS growth (top 50%) and operating income growth (top 50%). Based on this sustained strong performance, the Committee determined that Mr. Novak's target total compensation for 2009 should be set near or at the 75th percentile as compared to the compensation of chief executives in the peer group.

Based on this analysis, the Committee approved the following compensation for 2009:

Salary	**$1,400,000**
Target Bonus Percentage	**160%**
Grant Date Estimated Fair Value of 2009 LTI Award:	**$7,040,000**
Stock Appreciation Rights	**$4,947,600**
RSUs—Deferral of 2008 Annual Incentive	**$1,352,400**
PSUs	**$740,000**

After the adjustments described below, the Committee noted that the total target compensation for Mr. Novak was at the 75th percentile of the CEO peer group.

The Committee chose to keep Mr. Novak's base salary at $1,400,000 and approved a target bonus percentage increase of ten percentage points based on its desire to compensate Mr. Novak at the 75th percentile for target total cash and target total compensation and their subjective assessment of Mr. Novak's demonstrated strong and effective performance. The Committee structured this compensation in line with YUM's pay for performance philosophy of rewarding performance by increasing his target bonus percentage and making more of the additional compensation at risk.

In January 2009, the Committee approved the grant date value of the long-term incentive award having a value of $6.3 million. This award was comprised of SARs with an estimated fair value of $4.95 million, and matching restricted stock units ("RSUs") under the deferral plan with a value of $1.35 million (discussed further below). This award reflected the Committee's subjective determination that, based on his strong performance in 2008 and the sustained performance of the Company (without assigning any weight to any particular item), he should receive a long-term incentive award consistent with their desire to compensate Mr. Novak near or at the 75th percentile for total compensation. In making this determination, the Committee noted that Mr. Novak elected to defer 100% of his 2008 annual incentive payment, which was otherwise payable in the first quarter of 2009. As a result of this deferral, Mr. Novak received a matching contribution of RSUs equal in value to 33% of the number of RSUs he received upon deferral of his bonus. The portion of the deferral attributable to the matching contribution, $1.35 million, was considered by the Committee in the assessment of Mr. Novak's long-term incentive compensation versus the market and in the determination of his SARs award for 2009.

In March 2009, as noted on page 37, the Committee established a Performance Share Plan. The Committee granted Mr. Novak an award of 25,703 Performance Share Units with a value of $740,000 on the grant date. This award will distribute shares based on the 3 year compounded annual growth rate of EPS as described on page 37.

At the conclusion of 2009, the Committee determined Mr. Novak earned an annual incentive award payment for 2009 performance of $2,993,760. In January 2009, the Committee established Mr. Novak's Team Performance Factor measures and targets for 2009 as set forth on page 38. The Committee determined that the Company's actual performance against these criteria and goals produced a Team Performance Factor of 99. Refer to page 35 for information on how this Team Performance Factor was determined.

For purposes of determining Mr. Novak's Individual Performance Factor, the Committee considered the following pre-established individual criteria in addition to the criteria highlighted on page 35:

- EPS Growth
- Return on Invested Capital
- Culture, Diversity and Talent Management

The Committee determined that Mr. Novak attained or exceeded all goals within each of these criteria, except for Same Store Sales Growth and Profit Growth. In addition, the Committee noted that that the Company's EPS growth exceeded its target of 10% for the eighth consecutive year and that the Company's total shareholder return ranked in the top quartile of its peer group for the 5 and 10 year periods. The Committee also noted that development targets were exceeded in the China Division and met in the International Division, and that he was continuing to drive the Achieving Breakthrough Results culture deep into the organization. Based on this individual performance, the Committee awarded Mr. Novak an Individual Performance Factor of 135.

After determination of the Team Performance Factor and Individual Performance Factor, Mr. Novak's annual incentive was calculated as shown on page 36.

The Committee noted that over the last ten years Mr. Novak has accumulated approximately 2.1 million RSUs solely through the *voluntary* deferral of his annual incentives totaling approximately $28 million and that these RSUs and accumulated dividends and earnings thereon had an aggregate value in excess of $79.5 million as of the end of 2009. These RSUs are payable only in YUM common stock and are not payable until after Mr. Novak leaves the Company. Through the deferral program, Mr. Novak's ownership of these RSUs aligns his compensation with achievement of YUM's long-term financial and strategic objectives and the creation of shareholder value. Mr. Novak's deferral of his annual incentives, which will not be distributed until after he retires, drives long-term decision making, further aligning his interests with those of our shareholders.

While the Committee did not specifically discuss why Mr. Novak's compensation exceeds that of other NEOs, it does review every year, as part of its process for setting compensation described beginning on page 33, data from consultants which substantiates on a comparative basis this difference in target compensation for the CEO role relative to other executive roles. This comparative market data analyzed over several years supports the differences in salary, annual incentive payment and long term incentives.

Other Benefits

Retirement Benefits

We offer competitive retirement benefits through the YUM! Brands Retirement Plan. This is a broad-based plan designed to provide a retirement benefit based on years of service with the Company and average annual earnings. In addition, the YUM! Brands, Inc. Pension Equalization Plan for employees at all levels who meet the eligibility requirements is a "restoration plan" intended to restore benefits otherwise lost under the qualified plan due to various governmental limits. This plan is based on the same underlying formula as the YUM! Brands Retirement Plan. The annual benefit payable under these plans to U.S.-based employees hired prior to October 1, 2001 is discussed following the Pension Benefits Table on page 53. This benefit is designed to provide income replacement of approximately 40% of salary and annual incentive compensation (less the company's contribution to social security on behalf of the employee) for employees with 20 years of service who retire after age 62.

The annual change in pension value for each NEO is set forth on page 46, under the Summary Compensation Table, and the actual projected benefit at termination is set forth on page 55, under the Pension Benefits Table.

Medical, Dental, Life Insurance and Disability Coverage

We also provide other benefits such as medical, dental, life insurance and disability coverage to each NEO through benefits plans, which are also provided to all eligible U.S.-based salaried employees. Eligible employees, including the NEOs, can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Except for the imputed value of life insurance premiums, the value of these benefits is not included in the Summary Compensation Table since they are made available on a Company-wide basis to all U.S. based salaried employees.

Perquisites

We provide perquisites to our executives as described below. The value of these perquisites is included in the Summary Compensation Table in the column headed "All Other Compensation", and the perquisites are described in greater detail in the All Other Compensation Table. Perquisites have been provided since the Company's inception and the Committee has chosen to continue them each year. Some perquisites are provided to ensure the safety of the executive. In the case of foreign assignment, tax equalization is provided to equalize different tax rates between the executive's home country and work country.

For executive officers below the CEO, we pay for a country club membership and provide up to a $7,500 perquisite allowance annually. If the executive does not elect a country club membership, the perquisite allowance is increased to $11,500 annually. We also provide an annual car allowance of $27,500 and an annual physical examination.

Our CEO does not receive these perquisites or allowances. However, Mr. Novak is required to use the Company aircraft for personal as well as business travel pursuant to the Company's executive security program established by the Board of Directors. The Board's security program also covers Mrs. Novak. In this regard, the Board of Directors noted that from time to time, Mr. Novak has been physically assaulted while traveling and he and his family have received letters and calls at his home from people around the globe with various special interests, establishing both an invasion of privacy and implicit or explicit threats. The Board has considered this enough of a concern to require security for Mr. Novak, including the use of the corporate aircraft for personal travel. Other executives may use corporate aircraft for personal use with the prior approval of Mr. Novak. In addition, depending on seat availability, family members of executive officers may travel on the Company aircraft to accompany executives who are traveling on business. There is no incremental cost to the Company for these trips. The incremental cost of the personal use by Mr. Novak is reported on page 48. We do not gross up for taxes on the personal use of the company aircraft. We also pay for the cost of the transmission of home security information from Mr. Novak's home to our security department and that incremental cost is reflected in the "Other" column of the All Other Compensation Table.

In the case of Mr. Su, he receives several perquisites related to his overseas assignment. These perquisites were part of his original compensation package and the Committee has elected to continue to provide them. The amount of these perquisites is reported on page 48. Mr. Su's agreement provides that the following will be provided: annual foreign service premium; local social club dues; car; housing, commodities, and utilities allowances; tax preparation services, tax equalization to the United States for salary and bonus; and tax equalization to Hong Kong (up to a maximum of $5 million) with respect to income attributable to certain stock option and SAR exercises and to distributions of deferred income. When Mr. Su retires from the Company, he will be required to reimburse the Company for the tax reimbursements for certain stock option and SARs exercises, if any, made within six months of his retirement.

Review of Total Compensation

We intend to continue our strategy of compensating our executives through programs that emphasize performance-based compensation. To that end, executive compensation through annual incentives and stock appreciation rights/stock option grants is tied directly to our performance and is structured to ensure that there is an appropriate balance between our financial performance and shareholder return. The Committee reviewed each element of compensation and believes that the compensation was reasonable in its totality. In addition, the Committee believes that various elements of this program effectively achieve the objective of aligning compensation with performance measures that are directly related to the Company's financial goals and creation of shareholder value without encouraging executives to take unnecessary and excessive risks.

Before finalizing compensation actions, the Committee took into consideration all elements of compensation accruing to each NEO in 2009. These elements included salary, annual incentive award, long-term incentive awards, value of outstanding equity awards (vested and unvested), and lump sum value of pension at retirement and gains realized from exercising stock options. The Committee will continue to review total compensation at least once a year.

YUM's Executive Stock Ownership Guidelines

The Committee has established stock ownership guidelines for our top 600 employees. Our Chief Executive Officer is required to own 336,000 shares of YUM stock or stock equivalents (approximately eight times his base salary). Executive officers (other than Mr. Novak) are expected to attain their ownership targets, equivalent in value to two to three times their current annual base salary depending upon their positions, within five years from the time the established targets become applicable. If an executive does not meet his or her ownership guideline, he or she is not eligible for a grant under the LTI Plan. In 2009, all executive officers and all other employees subject to guidelines met or exceeded their ownership guidelines.

	Ownership Guidelines	Shares Owned(1)	Value of Shares(2)	Shares Owned as Multiple of Salary
Novak	336,000	2,354,836	$82,348,615	59
Carucci	50,000	147,950	$ 5,173,812	7
Allan	50,000	597,738	$20,902,898	26
Su	50,000	401,634	$14,045,141	17
Creed	50,000	109,393	$ 3,825,473	6

(1) Calculated as of December 31, 2009 and represents shares owned outright by the NEO and RSUs acquired under the Company's executive income deferral program.

(2) Based on YUM closing stock price of $34.97 as of December 31, 2009.

Under our Code of Conduct, speculative trading in YUM stock, including trading in puts, calls or other hedging or monetization transactions, is prohibited.

YUM's Stock Option and Stock Appreciation Rights Granting Practices

Historically, we have awarded non-qualified stock option and stock appreciation rights grants annually at the Committee's January meeting. This meeting date is set by the Board of Directors more than 6 months prior to the actual meeting. Beginning with the 2008 grant, the Committee set the annual grant date as the 2nd business day after the Q4 earnings release. We do not backdate or make grants retroactively. In addition, we do not time such grants in coordination with our possession or release of material, non-public or other information.

We make grants at the same time other elements of annual compensation are determined so that we can consider all elements of compensation in making the grants. Pursuant to the terms of our LTI Plan, the exercise price is set as the closing price on the date of grant. We make these grants to NEOs at the same time they are granted to the other approximately 600 above restaurant leaders of our Company who are eligible for stock option and stock appreciation rights grants.

Management recommends the awards to be made pursuant to our LTI Plan to the Committee. While the Committee gives significant weight to management recommendations concerning grants to executive officers (other than the CEO), the Committee makes the determination whether and to whom to issue grants and determines the amount of the grant. The Board of Directors has delegated to Mr. Novak and Anne Byerlein, our Chief People Officer, the ability to make grants to employees who are not executive officers and whose grant is less than approximately 28,572 options or appreciation rights annually. In the case of these grants, the Committee sets all the terms of each award, except the actual number of stock appreciation rights or options, which are determined by Mr. Novak and Ms. Byerlein pursuant to guidelines approved by the Committee in January of each year.

Grants may also be made on other dates that the Board of Directors meets. These grants generally are Chairman's Awards, which are made in recognition of superlative performance and extraordinary impact on business results. Over the last 4 years, we have averaged 12 Chairman's Award grants per year outside of the January time frame, and these grants have been awarded to employees below the executive officers level. In 2009, we made 8 Chairman's Award grants.

Payments upon Termination of Employment

The Company does not have agreements concerning payments upon termination of employment except in the case of a change in control of the Company. The terms of these change of control agreements are described beginning on page 61. The Committee believes these are appropriate agreements for retaining the executive officer to preserve shareholder value in case of a threatened change in control. The Committee periodically reviews these agreements or other aspects of the Company's change in control program.

The Company's change in control agreements, in general, pay, in case of an executive's termination of employment for other than cause within two years of the change in control, a benefit of two times salary and bonus and provide for a tax gross-up in case of any excise tax. In addition, unvested stock options and stock appreciation rights vest upon a change of control (as fully described under "Change in Control" beginning on page 62). Other benefits (i.e., bonus, severance payments and outplacement) generally require a change in control, followed by a termination of an executive's employment. In adopting the so-called "single" trigger treatment for equity awards, the Company is guided by:

- keeping employees relatively whole for a reasonable period but avoiding creating a "windfall"
- ensuring that ongoing employees are treated the same as terminated employees with respect to outstanding equity awards

- providing employees with the same opportunities as shareholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the deal
- the Company that made the original equity grant may no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success
- supporting the compelling business need to retain key employees during uncertain times
- providing a powerful retention device during change in control discussions, especially for more senior executives whose equity awards represents a significant portion of their total pay package
- a double trigger on equity awards provides no certainty of what will happen when the transaction closes

As shown under "Change in Control" beginning on page 62, the Company will provide tax gross-ups for the NEOs for any excise taxes due under Section 4999 of the Internal Revenue Code. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. Therefore, the purpose is to attempt to deliver the intended benefit across individuals without regard to the unpredictable effect of the excise tax, the Company and Committee continue to believe that Section 4999 tax gross-up payments are appropriate for the Company's most senior executives.

The Company does provide for pension and life insurance benefits in case of retirement as described beginning at page 62 and the continued ability to exercise options in case of retirement. The Committee does not specifically consider the change in control benefits or any of these other benefits in determining each NEOs other compensation elements, although the Committee is aware of these items of compensation when making annual compensation decisions. With respect to consideration of how these benefits fit into the overall compensation policy, the change of control benefits are reviewed from time to time by the Committee for competitiveness. When last reviewed by the Committee in 2006, its independent consultant indicated that these benefits generally fall below the average for companies of our size and, therefore, fall within (and arguably under) the competitive norm. As noted above, the Committee believes the benefits provided in case of a change in control are appropriate and are consistent with the policy of attracting and retaining highly qualified employees.

In analyzing the reasonableness of these change in control benefits, the Committee chose not to consider wealth accumulation of the executives (although this information was provided to the Committee) in determining whether these benefits should be provided. This is because, if properly designed, the Committee believes a change in control program protects shareholder interests by enhancing employee focus during rumored or actual change in control activity through:

- incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending
- assurance of severance and benefits for terminated employees
- access to equity components of total compensation after a change in control

Future Severance Agreement Policy

As recommended by shareholders in 2007, the Committee approved a new policy in 2007 to limit future severance agreements with our executives. The Committee adopted a policy under which the Company will seek shareholder approval for future severance payments to a NEO if such payments would exceed 2.99 times the sum of (a) the NEO's annual base salary as in effect immediately prior to termination of employment; and (b) the highest annual bonus awarded to the NEO by the Company in any of the Company's three full fiscal years immediately preceding the fiscal year in which termination of employment occurs or, if higher, the executive's target bonus. Certain types of payments are excluded from this policy, such as amounts payable under arrangements that apply to classes of employees other than the NEOs or that predate the implementation of the policy, as well as any payment that the Committee determines is a reasonable settlement of a claim that could be made by the NEO.

Recoupment Policy

The Committee has adopted a Compensation Recovery Policy for stock awards and annual incentives awarded after 2008. Pursuant to this policy, executive officers (including the NEOs) may be required to return compensation paid based on financial results that were later restated. This policy applies only if the executive officers engaged in knowing misconduct that contributed to the need for a material restatement, or contributed to the use of inaccurate metrics in the calculation of incentive compensation. Under this policy, when the Board determines in its sole discretion that recovery of compensation is appropriate, the Company could require repayment of all or a portion of any bonus, incentive payment, equity-based award or other compensation, to the fullest extent permitted by law.

Deductibility of Executive Compensation

The provisions of Section 162(m) of the Internal Revenue Code limits the tax deduction for compensation in excess of one million dollars paid to certain executive officers. However, performance-based compensation is excluded from the limit so long as it meets certain requirements. The Committee believes that the annual incentive awards, stock option, stock appreciation rights and PSU grants satisfy the requirements for exemption under the Internal Revenue Code Section 162(m). Payments made under these plans qualify as performance-based compensation.

For 2009, the annual salary paid to Mr. Novak exceeded one million dollars. The Committee sets Mr. Novak's salary as described above under the heading "Compensation of Our Chief Executive Officer." The other NEOs were in each case paid salaries of less than one million dollars. The 2009 annual incentive awards were all paid pursuant to our annual incentive program and will, therefore, be deductible. In this regard, the Committee exercises "negative discretion" in setting payouts under the annual incentive plan. By setting a high amount which can then be reduced at the Committee's discretion, our annual incentive plan meets the requirements of Section 162(m) of the Internal Revenue Code. In 2009, the Committee, after certifying that EPS had exceeded the 10% growth target which would permit a maximum payout, exercised its negative discretion to reduce the payout to the CEO from $6.0 million to $2.9 million. As discussed beginning at page 39, this reduction was not a negative reflection on the CEO's performance as he, in fact, performed above expectations (for example, EPS growth was 13%). While the Committee does utilize "negative discretion" from a tax perspective, the Committee administers the plan, in particular with the setting of objective performance criteria as discussed beginning at page 33, as if the annual incentive plan was a non-discretionary plan. For example, if a performance measure is not attained at a certain level, no bonus will be paid.

To the extent any of the NEOs deferred their annual incentive awards attributable to 2008 or prior years into phantom shares of YUM common stock and receive a matching contribution, those annual incentives are no longer qualified under Section 162(m). However, we expect their incentives will be deductible when paid because they will be paid only at a time when they will otherwise represent deductible compensation, such as payments made when the executive is no longer a NEO. Due to the Company's focus on performance-based compensation plans and the deferral of compensation by certain executive officers, we expect to continue to qualify most compensation paid to the NEOs as tax deductible.

MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE REPORT

The Management Planning and Development Committee of the Board of Directors reports that it has reviewed and discussed with management the section of this proxy statement headed "Compensation Discussion and Analysis," and, on the basis of that review and discussion, recommended that section be included in our Annual Report on Form 10-K and in this proxy statement.

THE MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE
Thomas M. Ryan, Chair
David W. Dorman
Massimo Ferragamo
Bonnie G. Hill
Robert D. Walter

The following tables provide information on compensation and stock based awards paid, earned or awarded for 2009, 2008 and 2007 by YUM to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for our 2009 fiscal year in accordance with the rules of the SEC.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus($)	Stock Awards ($)(2) (d)	Option/SAR Awards ($)(3) (e)	Non-Equity Incentive Plan Compensation ($)(4) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5) (g)	All Other Compensation ($)(6) (h)	Total($) (i)
David C. Novak	2009	1,400,000		739,989	4,192,111	2,993,760	3,565,977	239,455	13,131,292
Chairman, Chief	2008	1,393,846	—	8,342,345	4,711,780	4,057,200	5,255,931	239,709	24,000,811
Executive Officer	2007	1,312,308	—	1,580,964	4,335,422	4,742,892	1,647,578	203,939	13,823,103
and President									
Richard T. Carucci	2009	711,923		224,994	1,479,567	907,818	1,083,683	50,713	4,458,698
Chief Financial	2008	669,231	—	845,057	2,650,380	497,980	1,131,924	36,963	5,831,535
Officer	2007	590,385	—	1,179,528	1,027,005	379,134	251,902	71,580	3,499,534
Jing-Shyh S. Su	2009	811,923		310,011	1,479,567	1,718,917	1,532,322	868,468	6,721,208
Vice Chairman,	2008	769,231	—	536,533	4,122,812	1,609,598	1,107,629	1,434,625	9,580,428
President, China	2007	686,539	—	573,300	1,173,732	1,719,900	1,486,408	1,408,513	7,048,392
Division									
Graham D. Allan	2009	811,923		310,011	1,479,567	1,023,477	732,364	50,235	4,407,577
President, Yum!	2008	769,231	—	2,620,275	1,766,927	—	502,319	207,063	5,865,815
Restaurants	2007	688,462	—	—	3,814,599	1,615,950	188,483	52,661	6,360,155
International									
Greg Creed	2009	647,692		194,995	1,232,976	995,085	5,659	283,704	3,360,111
President and	2008	612,692	—	1,209,992	1,177,948	—	3,203	361,012	3,364,847
Chief Concept Officer,	2007	525,000	—	528,080	3,565,191	—	—	267,824	4,886,095
Taco Bell U.S.									

(1) Amounts shown are not reduced to reflect the NEOs' elections, if any, to defer receipt of salary into the Executive Income Deferral ("EID") Program or into the Company's 401(k) Plan.

(2) Amounts shown in this column represent the grant date fair values for performance share units (PSUs) granted in 2009 and restricted stock units (RSUs) granted in 2008 and 2007. We recalculated the 2008 and 2007 awards from amounts shown in prior proxy statements to reflect their grant date fair values, as required by SEC rules. Further information regarding the 2009 awards is included in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End' tables later in this Proxy Statement. The grant date fair value of the PSUs reflected in this column is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the PSUs would be 200% of target. Mr. Novak's PSU maximum value at grant date fair value would be $1,479,979; Mr. Carucci's PSU maximum value would be $449,988; Messrs. Su's and Allan's PSU maximum value would be $620,021; and Mr. Creed's PSU Award maximum value would be $389,989. The RSUs granted in 2008 and 2007 were granted pursuant to the EID Program with respect to annual incentives deferred into the EID and subject to a risk of forfeiture at the time of deferral, rather than amounts paid or realized by each NEO. RSUs granted under the EID Program were granted, as described in more detail beginning on page 58, when an executive elected to defer all or a portion of his/her annual incentive award under the EID Program and invested that deferral in RSUs.

Under the terms of the EID Program for 2007 and 2008, an employee who is age 55 with 10 years of service is fully vested in the amount of the deferral attributable to the actual incentive award. Upon attainment of this threshold, the matching contributions attributable to the deferral is subject to forfeiture on a pro rata basis for the year following the deferral. Messrs. Novak and Su had attained this threshold at the time of their 2007 and 2008 annual incentive awards and thus only the grant date fair value of the matching contributions attributable to their 2007 and 2008 annual incentive awards are included in this column. The remainder of their deferrals attributable to the 2007 and 2008 annual incentive awards (that is the amount not subject to forfeiture) are reported in column (f).

In Mr. Novak's case, for 2008 this also represents the grant date fair value with respect to a RSU grant under our Long Term Incentive Plan. The grant vests after four years and Mr. Novak may not sell the shares until 6 months following his retirement from the Company.

(3) The amounts shown in this column represent the grant date fair values of the stock options and SARs awarded in 2009, 2008 and 2007, respectively. The 2007 and 2008 award values were recalculated from the amounts shown in prior Proxy Statements to reflect the grant date fair value, as required by SEC rules. For a discussion of the assumptions and methodologies used to value the awards reported in Column (d) and Column (e), please see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2009 Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

(4) Except as provided below and in footnote (2) above, amounts in column (f) reflect the annual incentive awards earned for the 2009, 2008 and 2007 fiscal year performance periods, which were awarded by our Management Planning and Development Committee in January 2010, January 2009 and January 2008, respectively, under the YUM Leaders' Bonus Program, which is described further beginning on page 33 under the heading "Performance-Based Annual Incentive Compensation". Under the Company's EID Program (which is described in more detail beginning on page 58), for 2008 and 2007 executives were permitted to defer their annual incentive award and invest that deferral into stock units, RSUs or other investment alternatives offered under the program. Under the EID Program, an executive who elected to defer his/her annual incentive award into RSUs received additional RSUs equal to 33% of the RSUs acquired with the deferral of the annual incentive award ("matching contribution"). Pursuant to SEC rules, annual incentives deferred into RSUs under the EID and subject to a risk of forfeiture are reported in column (d). If the deferral or a portion of the deferral is not subject to a risk of forfeiture, it is reported in column (f).

For 2008 and 2007, Messrs. Novak and Su deferred 100% of their annual incentives into RSUs, and since each had attained age 55 with 10 years of service, as explained in footnote (2), they were fully vested in the deferral of their 2007 and 2008 annual incentive at the time of their deferral and their annual incentives are reported in column (f).

For 2008 and 2007, Mr. Carucci elected to defer 56% and 70%, respectively, of his annual incentive into RSUs subject to a risk of forfeiture.

For 2008, Mr. Allan deferred 100% of his annual incentive into RSUs resulting in nothing to report in column (f). Mr. Allan did not defer his annual incentives into RSUs for 2007; therefore, the entire amount of these annual incentives are reported in column (f).

For 2008 and 2007, Mr. Creed elected to defer 100% of his annual incentive into RSUs, resulting in nothing to report in column (f).

Below is the 2008 and 2007 annual incentive awards for each NEO as approved by our Management Planning and Development Committee. Also reported below is the amount of 2008 and 2007 annual incentive elected to be deferred by the executive and the amount of matching contribution in the case of deferrals of the 2008 and 2007 annual incentive awards into RSUs.

Name	2008 Annual Incentive Award	Amount of 2008 Annual Incentive Elected to be Deferred into the Matching Stock Fund	Matching Contribution
Novak	4,057,200	4,057,200	1,352,400
Carucci	1,131,773	633,793	211,264
Su	1,609,598	1,609,598	536,533
Allan	1,965,206	1,965,206	655,069
Creed	907,494	907,494	302,498

Name	2007 Annual Incentive Award	Amount of 2007 Annual Incentive Elected to be Deferred into the Matching Stock Fund	Matching Contribution
Novak	4,742,892	4,742,892	1,580,964
Carucci	1,263,780	884,646	294,882
Su	1,719,900	1,719,900	573,300
Allan	1,615,950	—	—
Creed	396,060	396,060	132,020

(5) Amounts in column (g) reflect the aggregate increase in actuarial present value of age 62 accrued benefits under all actuarial pension plans during the 2009 fiscal year (using interest rate and mortality assumptions consistent with those used in the Company's financial statements). See the Pension Benefits Table at page 53 for a detailed discussion of the Company's pension benefits. The Company does not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects pension accruals only. For Mr. Creed in 2007, the actuarial present value of his accrued benefit decreased $237; however, under SEC rules, the change is to be reflected as a "0."

(6) Amounts in this column are explained in the All Other Compensation Table and footnotes to that table, which follows.

ALL OTHER COMPENSATION TABLE

The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation Table above for 2009.

Name (a)	Perquisites(1) (b)	Tax Reimbursements(2) (c)	Insurance premiums(3) (d)	Other(4) (e)	Total (f)
Novak	218,850	—	18,030	2,575	239,455
Carucci	27,500	—	4,463	18,750	50,713
Su	268,738	569,784	4,710	25,236	868,468
Allan	27,500	—	6,341	16,394	50,235
Creed	27,500	77,605	4,308	174,291	283,704

(1) Amounts in this column include for Mr. Novak: incremental cost for the personal use of Company aircraft ($218,850);—we calculate the incremental cost to the Company of any personal use of Company aircraft based on the cost of fuel, trip-related maintenance, crew travel, on board catering, landing and license fees, "dead head" costs of flying planes to and from locations for personal use, and contract labor; for Messrs. Carucci and Allan: Company car allowance ($27,500); for Mr. Su: expatriate spendables/housing allowance ($214,157); and Company car allowance ($54,581), which includes depreciation, the cost of fuel, repair and maintenance, insurance and taxes; for Mr. Creed: Company car allowance ($27,500).

(2) Amounts in this column reflect payments to the executive of tax reimbursements. For Mr. Su, as explained at page 41, this amount represents the Company provided tax reimbursement for China income taxes incurred on deferred income distributions and stock option exercises which exceed the marginal Hong Kong tax rate. For Mr. Creed, this amount represents the Company provided tax reimbursement of $71,736 for taxes he incurred on the Company's contribution to Mr. Creed's Australian defined contribution plan account, which under Australian law were taxable in 2009. The Company will not make a taxable contribution to his account in future years. The remainder of the tax reimbursement for Mr. Creed is for reimbursement on taxes for his company sponsored country club membership. Beginning in 2011, the Company will not reimburse NEOs for taxes incurred on country club memberships.

(3) These amounts reflect the income each executive was deemed to receive from IRS tables related to Company provided life insurance in excess of $50,000. The Company provides every salaried employee with life insurance coverage up to one times the employee's salary plus target bonus.

(4) Except in the case of Mr. Creed, this column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of these benefits and the perquisites and other personal benefits shown in column (b) for each NEO. These other benefits include: home security expense, perquisite allowance, relocation expenses, annual payment for foreign service, club dues, tax preparation assistance, Company provided parking, personal use of Company aircraft and annual physical. For Mr. Creed, this column includes Company annual contributions to his Australian defined contribution plan ($82,701) and foreign expatriate defined contribution plan ($77,421).

GRANTS OF PLAN-BASED AWARDS

The following table provides information on stock options, SARs, RSUs and PSUs granted for 2009 to each of the Company's NEOs. The amount of these awards that were expensed is shown in the Summary Compensation Table at page 46.

Name and Principal Position (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option/SAR Awards: Number of Securities Underlying Options (#)(3) (i)	Exercise or Base Price of Option/SAR Awards ($/Sh)(4) (j)	Grant Date Fair Value ($)(5) (k)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)			
Novak	2/5/2009	0	2,240,000	6,720,000						
	2/5/2009							575,102	29.29	4,192,111
	3/27/2009				0	25,703	51,406			739,989
Carucci	2/5/2009	0	679,250	2,037,750						
	2/5/2009							202,977	29.29	1,479,567
	3/27/2009				0	7,815	15,630			224,994
Su	2/5/2009	0	937,250	2,811,750						
	2/5/2009							202,977	29.29	1,479,567
	3/27/2009				0	10,768	21,536			310,011
Allan	2/5/2009	0	937,250	2,811,750						
	2/5/2009							202,977	29.29	1,479,567
	3/27/2009				0	10,768	21,536			310,011
Creed	2/5/2009	0	585,000	1,755,000						
	2/5/2009							169,148	29.29	1,232,976
	3/27/2009				0	6,773	13,546			194,995

(1) Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amounts payable as annual incentive compensation under the YUM Leaders' Bonus Program based on the Company's performance and on each executive's individual performance during 2009. The actual amount of annual incentive compensation awarded for 2009 is shown in column (f) of the Summary Compensation Table on page 46. The performance measurements, performance targets, and target bonus percentage are described in the Compensation Discussion and Analysis beginning on page 33 under the discussion of annual incentive compensation.

(2) Reflects grants of PSUs subject to performance-based vesting conditions under the Long Term Incentive Plan in 2009. The PSUs vest on March 27, 2012, subject to the Company's achievement of specified earnings per share ("EPS") growth during the performance period ending on December 31, 2011. The performance target for all the PSU awards granted to the NEOs in 2009 is compounded annual EPS growth of 10%, determined by comparing EPS as measured at the end of the performance period to base EPS (2008 EPS). Both base EPS and EPS for the performance period are adjusted to exclude certain items as described on page 37 of this Proxy Statement. If the 10% growth target is achieved, 100% of the PSUs will payout in shares of Company stock. If less than 7% compounded EPS growth is achieved, there will be no payout. If EPS growth is at or above 16%, PSUs payout at the maximum, which is 200% of target. If EPS growth is at or above the 7% threshold but below the 16% maximum, the awards will payout in proportion to the level of EPS growth achieved between the threshold and the target and between the target and the maximum. The terms of the PSUs provide that in case of a change in control during the first year of the award shares will be distributed assuming target performance was achieved subject to reduction to reflect the portion of the performance period following the change in control. In case of a change in control after the first year of the award, shares will be distributed assuming performance at the greater of target level or projected level at the time of the change in control subject to reduction to reflect the portion of the performance period following the change in control.

(3) Amounts in this column reflect the number of 2009 stock appreciation rights ("SARs") and stock options granted to executives during the Company's 2009 fiscal year. For each executive, the grants were made February 5, 2009. SARs/stock options become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date. The terms of each SAR/stock option grant provides that, if specified corporate control changes occur, all outstanding awards become exercisable immediately. SARs allow the grantee to receive the number of shares of YUM common stock that is equal in value to the appreciation in YUM common stock with respect to the number of SARs granted from the date of grant to the date of exercise.

Participants who have attained age 55 with 10 years of service who terminate employment may exercise SARs/stock options that were vested on their date of termination through the expiration date of the SAR/stock option (generally, the tenth anniversary following the SARs/stock options grant date). Vested SARs/stock options of grantees who die may also be exercised by the grantee's beneficiary through the expiration date of the vested SARs/stock options and the grantees unvested SARs/stock options expire on the grantees' death. If a grantee's employment is terminated due to gross misconduct, the entire award is forfeited. For other employment terminations, all SARs/stock options expire upon termination of employment.

(4) The exercise price of all SARs/stock options granted in 2009 equals the closing price of YUM common stock on the grant date, February 5, 2009.

(5) Amounts in this column reflect the full grant date fair value of the PSUs shown in column (g) and the SARs/stock options shown in column (i). These amounts reflect the amounts to be recognized by the Company as accounting expense and do not correspond to the actual value that will be recognized by the NEOs. The grant date fair value is the amount that the Company is expensing in its financial statements over the award's vesting schedule. For PSUs, fair value was calculated using the closing price of the Company's common stock on the date of grant. For SARs/stock options, fair value was calculated using the Black-Scholes value on the grant date of $7.29. For additional information regarding valuation assumptions of SARs/stock options, see the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2009 Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

There can be no assurance that the SARs/stock options will ever be exercised or PSUs paid out (in which case no value will be realized by the executive) or that the value upon exercise or payout will equal the grant date fair value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows the number of shares covered by exercisable and unexercisable stock options, SARs, and unvested RSUs and PSUs held by the Company's NEOs on December 31, 2009.

	Option Awards(1)				Stock Awards			
Name and Principal Position (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4) (h)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3) (i)
Novak	802,696	—	$12.20	12/31/2011				
	824,574	—	$12.16	1/23/2013				
	585,934	—	$17.23	1/27/2014				
	455,272	—	$22.53	1/28/2015				
	388,483	129,495(i)	$24.47	1/26/2016				
	245,480	245,480(ii)	$29.61	1/19/2017				
	107,084	321,255(iv)	$37.30	1/24/2018				
	—	575,102(vi)	$29.29	2/5/2019				
					3,848	134,565		
					194,877	6,814,849	51,406	1,797,668
Carucci	131,092	—	$ 8.39	1/25/2011				
	61,808	—	$12.20	12/31/2011				
	70,090	—	$12.16	1/23/2013				
	29,020	—	$17.23	1/27/2014				
	54,200	—	$17.23	1/27/2014				
	78,048	—	$22.53	1/28/2015				
	93,237	31,079(i)	$24.47	1/26/2016				
	58,151	58,151(ii)	$29.61	1/19/2017				
	26,771	80,314(iv)	$37.30	1/24/2018				
	—	133,856(v)	$37.30	1/24/2018				
	—	202,977(vi)	$29.29	2/5/2019				
					60,508	2,115,965	15,630	546,581
Su	112,282	—	$ 7.57	1/27/2010				
	143,008	—	$ 8.39	1/25/2011				
	96,324	—	$12.20	12/31/2011				
	75,316	—	$13.28	1/24/2012				
	72,178	—	$13.86	9/30/2012				
	98,950	—	$12.16	1/23/2013				
	58,040	—	$17.23	1/27/2014				
	117,188	—	$17.23	1/27/2014				
	130,078	—	$22.53	1/28/2015				
	93,237	31,079(i)	$24.47	1/26/2016				
	66,459	66,459(ii)	$29.61	1/19/2017				
	26,771	80,314(iv)	$37.30	1/24/2018				
	—	267,712(v)	$37.30	1/24/2018				
	—	202,977(vi)	$29.29	2/5/2019				
					1,526	53,364	21,536	753,114

Name and Principal Position (a)	Option Awards(1)				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4) (h)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3) (i)
Allan	125,132	—	$ 8.39	1/25/2011				
	84,284	—	$12.20	12/31/2011				
	75,316	—	$13.28	1/24/2012				
	86,582	—	$12.16	1/23/2013				
	76,322	—	$13.10	5/15/2013				
	58,040	—	$17.23	1/27/2014				
	117,188	—	$17.23	1/27/2014				
	108,400	—	$22.53	1/28/2015				
	93,237	31,079(i)	$24.47	1/26/2016				
	49,844	49,844(ii)	$29.61	1/19/2017				
	—	332,292(iii)	$29.61	1/19/2017				
	40,157	120,471(iv)	$37.30	1/24/2018				
	—	202,977(vi)	$29.29	2/5/2019	89,459	3,128,381	21,536	753,114
Creed	46,876	—	$17.23	1/27/2014				
	54,200	—	$22.53	1/28/2015				
	62,158	20,720(i)	$24.47	1/26/2016				
	35,722	35,722(ii)	$29.61	1/19/2017				
	—	332,292(iii)	$29.61	1/19/2017				
	26,771	80,314(iv)	$37.30	1/24/2018				
	—	169,148(vi)	$29.29	2/5/2019	55,474	1,939,926	13,546	473,704

(1) Except as provided below, all options and SARs listed above vest at a rate of 25% per year over the first four years of the ten-year option term. Grants with expiration dates in 2010 as well as grants expiring on September 30, 2012 for Mr. Su, May 15, 2013 for Mr. Allan and the first grant listed as expiring on January 27, 2014 for Messrs. Carucci, Su and Allan were granted with 100% vesting after four years.

The actual vesting dates for unexercisable award grants are as follows:

(i) All the unexercisable shares will vest on January 26, 2010.

(ii) One-half of the unexercisable shares will vest on each of January 19, 2010 and 2011.

(iii) All unexercisable shares will vest on January 19, 2012.

(iv) One-third of the unexercisable shares will vest on each of January 24, 2010, 2011 and 2012.

(v) All unexercisable shares will vest on January 24, 2013.

(vi) One-fourth of the unexercised shares will vest on each of February 5, 2010, 2011, 2012 and 2013.

(2) Amounts in this column represent RSUs that have not vested. Beginning on page 58 is a discussion of how these restricted units are awarded and their terms; except, however, in the case of Mr. Novak in which the 194,877 RSUs represent a 2008 retention award (including accrued dividends) that vests after 4 years.

(3) The market value of these awards are calculated by multiplying the number of shares covered by the award by $34.97, the closing price of YUM stock on the NYSE on December 31, 2009.

(4) The awards reflected in this column are unvested performance-based PSUs that are scheduled to be paid out on March 27, 2012 if the performance targets and vesting requirements are met. In accordance with SEC rules, the PSU awards are reported at maximum.

OPTION EXERCISES AND STOCK VESTED

The table below shows the number of shares of YUM common stock acquired during 2009 upon exercise of stock options and vesting of stock awards in the form of RSUs, each before payment of applicable withholding taxes and broker commissions.

	Option Awards		Stock Awards	
Name and Principal Position (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#)(1) (d)	Value realized on Vesting ($) (e)
Novak	2,562,780	66,299,434	181,581	5,556,492
Carucci	95,308	2,522,927	16,174	463,508
Su	257,062	5,838,931	73,028	2,233,455
Allan	287,564	7,038,615	0	0
Creed	39,541	908,896	30,607	877,169

(1) These amounts represent RSUs that became vested in 2009. These shares will be distributed in accordance with the deferral election made by the NEO under the EID Program. See page 58 for a discussion of the EID Program.

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each such NEO, under the YUM! Brands Retirement Plan ("Retirement Plan") and the YUM! Brands, Inc. Pension Equalization Plan ("Pension Equalization Plan") or the YUM! Brands International Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

	2008 Fiscal Year Pension Benefits Table			
Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit(4) ($) (d)	Payments During Last Fiscal Year ($) (e)
Novak	Retirement Plan(1)	23	798,700	—
	Pension Equalization Plan(2)	23	17,288,734	—
Carucci	Retirement Plan	25	512,966	—
	Pension Equalization Plan	25	3,234,740	—
Su	International Retirement Plan(3)	20	6,211,859	—
Allan	Retirement Plan	6*	215,610	—
	Pension Equalization Plan	6*	1,606,631	—
Creed	Retirement Plan	2*	59,452	—
	Pension Equalization Plan	2*	0	—

* Under these plans, Messrs. Allan and Creed only receive credited service for their eligible U.S. based service. Mr. Allan was based outside the U.S. for 11 years. Mr. Creed was based outside the U.S. for 7 years. During that time neither accrued a benefit under any retirement plan based upon final compensation or years of service like these plans. In addition, under the terms of Mr. Creed's assignment in the U.S., he is covered under an Australian defined contribution plan related to his service in Australia prior to his transfer to the U.S. to which the Company made annual contributions in 2009. Contributions on Mr. Creed's behalf to the Australian defined contribution

plan ceased after 2009 due to Australian tax law changes. These contributions have been replaced by contributions to a more tax-efficient foreign expatriate non-qualified defined contribution plan. For 2009, the Company made contributions to both plans because the Australian plan year for contributions ended in July 2009 and contributions to the foreign expatriate non-qualified plan were made to ensure Mr. Creed received a full year of contributions on a calendar year basis. While the Company makes contributions to the Australian plan and the foreign expatriate defined contribution plan, Mr. Creed will not accrue a benefit under the Retirement Plan or the Pension Equalization Plan, except, however, he did accrue a benefit for two years, 2002 and 2003, under a transition provision of the Retirement Plan. The benefit Mr. Creed earned under the Pension Equalization Plan for those years was offset by the Company's 2002 and 2003 contributions to the Australian Plan.

(1) YUM! Brands Retirement Plan

The Retirement Plan and the Pension Equalization Plan (discussed below) provide an integrated program of retirement benefits for salaried employees that were hired by the Company prior to October 1, 2001. Both plans apply the same formulas (except as noted below), and together they replace the same level of pre-retirement pensionable earnings for all similarly situated participants. The Retirement Plan is a tax qualified plan, and it is designed to provide the maximum possible portion of this integrated benefit on a tax qualified and funded basis.

Benefit Formula

Benefits under the Retirement Plan are based on a participant's Final Average Earnings (subject to the limits under Internal Revenue Code Section 401(a)(17)) and service under the plan. Upon termination of employment, a participant's Normal Retirement Benefit from the plan is equal to

A. 3% of Final Average Earnings times Projected Service up to 10 years of service, plus

B. 1% of Final Average Earnings times Projected Service in excess of 10 years of service, minus

C. .43% of Final Average Earnings up to Social Security covered compensation multiplied by Projected Service up to 35 years of service

the result of which is multiplied by a fraction the numerator of which is actual service as of date of termination and the denominator of which is the participant's Projected Service. Projected Service is the service that the participant would have earned if he had remained employed with the Company until his Normal Retirement Age (generally age 65).

If a participant leaves employment after becoming eligible for Early or Normal Retirement, benefits are calculated using the formula above except that actual service attained at the participant's retirement date is used in place of Projected Service.

Final Average Earnings

A participant's Final Average Earnings is determined based on his highest 5 consecutive years of pensionable earnings. Pensionable earnings is the sum of the participant's base pay and annual incentive compensation from the Company, including amounts under the YUM Leaders' Bonus Program. In general base pay includes salary, vacation pay, sick pay, short term disability payments and commission payments. Extraordinary bonuses and lump sum payments made in connection with a participant's termination of employment are not included.

Vesting

A participant receives a year of vesting service for each year of employment with the Company. A participant is 0% vested until he has been credited with at least 5 years of vesting service. Upon attaining 5 years of vesting service, a participant becomes 100% vested. All the NEOs are vested.

Normal Retirement Eligibility

A participant is eligible for Normal Retirement following the later of age 65 or 5 years of vesting service.

Early Retirement Eligibility and Reductions

A participant is eligible for Early Retirement upon reaching age 55 with 10 years of vesting service. A participant who has met the requirements for Early Retirement and who elects to begin receiving payments from the plan prior to age 62 will receive a reduction of 1⁄12 of 4% for each month benefits begin before age 62. Benefits are unreduced at age 62.

The table below shows when each of the NEOs will be eligible or became eligible for Early Retirement and the estimated lump sum value of the benefit each participant would receive from the YUM plans (both qualified and non-qualified) if he retired from the Company at that time and received a lump sum payment (except however, in the case of Messrs. Novak and Su, who are already Early Retirement eligible, the estimated lump sum is calculated as if they retired on December 31, 2009).

Name	Earliest Retirement Date	Estimated Lump Sum from the Qualified Plan(1)	Estimated Lump Sum from the Non-Qualified Plan(2)	Total Estimated Lump Sum
David C. Novak	November 1, 2007	$1,057,601	$22,892,898	$23,950,499
Rick Carucci	July 1, 2012	$ 975,292	$ 5,636,523	$ 6,611,815
Sam Su	May 1, 2007	$ —	$ 8,103,148	$ 8,103,148
Graham Allan	May 1, 2010	$ 447,099	$ 3,261,280	$ 3,708,379
Greg Creed	August 1, 2012	$ 143,277	$ —	$ 143,277

(1) The YUM! Brands Retirement Plan

(2) Mr. Su's benefit is paid solely from the YUM! Brands International Retirement Plan. All other non-qualified benefits are paid from the YUM! Brands Inc. Pension Equalization Plan.

The estimated lump sum values in the table above are calculated assuming no increase in the participant's Final Average Earnings. The lump sums are estimated using the mortality table and interest assumption as used for purposes of financial accounting. Actual lump sums may be higher or lower depending on the mortality table and interest rate in effect at the time of distribution and the participant's Final Average Earnings at his date of retirement.

Termination of Employment Prior to Retirement

If a participant terminates employment, either voluntarily or involuntarily, prior to meeting eligibility for Early or Normal Retirement, benefits will be actuarially reduced from age 65 to his early commencement date using the mortality rates in the YUM! Brands Retirement Plan and an interest rate equal to 7% (e.g., this results in a 62.97% reduction at age 55). In addition, the participant may NOT elect to receive his benefit in the form of a lump sum.

Lump Sum Availability

Lump sum payments are available to participants who meet the requirements for Early or Normal Retirement. Participants who leave the Company prior to meeting the requirements for Early or Normal Retirement must take their benefits in the form of a monthly annuity and no lump sum is available. When a lump sum is paid from the plan, it is calculated based on actuarial assumptions for lump sums required by Internal Revenue Code Section 417(e)(3) (currently this is the annual 30-year Treasury rate for the 2nd month preceding the date of distribution and the gender blended 1994 Group Annuity Reserving Table as set forth in Revenue Ruling 2001-62).

(2) YUM! Brands Inc. Pension Equalization Plan

The YUM! Brands Inc. Pension Equalization Plan is an unfunded, non-qualified plan that complements the YUM! Brands Retirement Plan by providing benefits that federal tax law bars providing under the Retirement Plan. Benefits are generally determined and payable under the same terms and conditions as the Retirement Plan (except as noted below) without regard to federal tax limitations on amounts of includible compensation and maximum benefits. Benefits paid are reduced by the value of benefits payable under the Retirement Plan.

Participants who earned at least $75,000 during calendar year 1989 are eligible to receive benefits calculated under the Retirement Plan's pre-1989 formula, if this calculation results in a larger benefit from the YUM! Brands Inc. Pension Equalization Plan. Messrs. Novak, Carucci, Allan and Creed qualify for benefits under this formula. This formula is similar to the formula described above under the Retirement Plan except that part C of the formula is calculated as follows:

C. 1⅔% of an estimated primary Social Security amount multiplied by Projected Service up to 30 years

Retirement distributions are always paid in the form of a lump sum. In the case of a participant whose benefits are payable based on the pre-1989 formula, the lump sum value is calculated as the actuarial equivalent to the participant's 50% Joint and Survivor Annuity with no reduction for survivor coverage. In all other cases, lump sums are calculated as the actuarial equivalent of the participant's life only annuity. Participants who terminate employment prior to meeting eligibility for Early or Normal Retirement must take their benefits from this plan in the form of a monthly annuity.

(3) YUM! Brands International Retirement Plan

The YUM! Brands International Retirement Plan (the "YIRP") is an unfunded, non-qualified defined benefit plan that covers certain international employees who are designated by the Company as third country nationals. Mr. Su is eligible for benefits under this Plan. The YIRP provides a retirement benefit similar to the Retirement Plan except that part C of the formula is calculated as the sum of:

a) Company financed State benefits or Social Security benefits if paid periodically

b) The actuarial equivalent of all State paid or mandated lump sum benefits financed by the Company

c) Any other Company financed benefits that are attributable to periods of pensionable service and that are derived from a plan maintained or contributed to by the Company or one or more of the group of corporations that is controlled by the Company.

Benefits are payable under the same terms and conditions as the Retirement Plan without regard to Internal Revenue Service limitations on amounts of includible compensation and maximum benefits.

(4) Present Value of Accumulated Benefits

For all plans, the Present Value of Accumulated Benefits (determined as of December 31, 2009) is calculated assuming that each participant is eligible to receive an unreduced benefit payable in the form of a single lump sum at age 62. Also, since none of the participants have actually attained eligibility for Early or Normal Retirement (except for Messrs. Novak and Su), benefits are based on the formula applicable to non-retirement eligible participants as discussed above. This is consistent with the methodologies used in financial accounting calculations. In addition, the economic assumptions for the lump sum interest rate, post retirement mortality, and discount rate are also consistent with those used in financial accounting calculations.

NONQUALIFIED DEFERRED COMPENSATION

Amounts reflected in the Nonqualified Deferred Compensation table below are provided for under the Company's Executive Income Deferral ("EID") Program, an unfunded, unsecured deferred compensation plan. For each calendar year, participants are permitted under this program to defer up to 85% of their base pay and/or 100% of their annual incentive award.

Deferred Program Investments. Amounts deferred under the EID Program may be invested in the following phantom investment alternatives, which are (12 month investment returns are shown in parenthesis):

- YUM! Stock Fund (11.02%*)
- YUM! Matching Stock Fund (11.02%*)
- S&P 500 Index Fund (26.64%)
- Bond Market Index Fund (5.93%) and
- Stable Value Fund (1.36%)

  * assumes dividends are not reinvested

All of the phantom investment alternatives offered under the EID Program are designed to match the performance of actual investments; that is, they provide market rate returns and do not provide for preferential earnings. The S&P 500 index fund, bond market index fund and stable value fund are designed to track the investment return of like-named funds offered under the Company's 401(k) Plan. The YUM! Stock Fund and YUM! Matching Stock Fund track the investment return of the Company's common stock. Participants may transfer funds between the investment alternatives on a quarterly basis except (1) funds invested in the YUM! Stock Fund or YUM! Matching Stock Fund may not be transferred once invested in these funds and (2) a participant may only elect to invest into the Matching Stock Fund at the time the annual incentive deferral election is made. In the case of the Matching Stock Fund, participants who defer their annual incentive into this fund, acquire additional phantom shares (called restricted stock units ("RSUs")) equal to 33% of the RSUs received with respect to the deferral of their annual incentive into the Matching Stock Fund (the additional RSUs are referred to as "matching contributions"). The RSUs attributable to the matching contributions are allocated on the same day the RSUs attributable to the annual incentive are allocated, which is the same day we make our annual stock appreciation right grants. Amounts attributable to the matching contribution under the YUM! Matching Stock Fund are reflected in column (c) below as contributions by the Company (and represent amounts actually credited to the NEO's account during 2009). Beginning with their 2009 annual incentive award, NEOs are no longer eligible to participate in the Matching Stock Fund.

RSUs attributable to annual incentive deferrals into the Matching Stock Fund and matching contributions vest on the second anniversary of the grant (or a change of control of the Company, if earlier) and are payable as shares of YUM common stock pursuant to the participant's deferral election. Unvested RSUs held in a participant's Matching Stock Fund account are forfeited if the participant voluntarily terminates employment with the Company within two years of the deferral date. If a participant terminates employment involuntarily, the portion of the account attributable to the matching contributions is forfeited and the participant will receive an amount equal to the amount of the original amount deferred. If a participant dies or becomes disabled during the restricted period, the participant fully vests in the RSUs. Dividend equivalents are accrued during the restricted period but are only paid if the RSUs vest. RSUs held by a participant who has attained age 65 with five years of service vest immediately. In the case of a participant who has attained age 55 with 10 years of service, RSUs attributable to pre-2009 bonus deferrals into the Matching Stock Fund vest immediately and RSUs attributable to the matching contribution vest pro rata during the period beginning on the date of grant and ending on the first anniversary of the grant and are fully vested on the first anniversary.

Distributions. When participants elect to defer amounts into the EID Program, they also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year—whether or not employment has then ended—or at a time that begins at or after the executive's retirement or separation or termination of employment.

Distributions can be made in a lump sum or up to 20 annual installments. Initial deferrals are subject to a minimum two year deferral. In general, with respect to amounts deferred after 2005 or not fully vested as of January 1, 2005, participants may change their distribution schedule, provided the new elections satisfy the requirements of Section 409A of the Internal Revenue Code. In general, Section 409A requires that:

- Distribution schedules cannot be accelerated (other than for a hardship)
- To delay a previously scheduled distribution,
  - A participant must make an election at least one year before the distribution otherwise would be made, and
  - The new distribution cannot begin earlier than five years after it would have begun without the election to re-defer.

With respect to amounts deferred prior to 2005, to delay a distribution the new distribution cannot begin until two years after it would have begun without the election to re-defer.

Investments in the YUM! Stock Fund and YUM! Matching Stock Fund are only distributed in shares of Company stock.

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($)(4) (e)	Aggregate Balance at Last FYE ($)(5) (f)
Novak	4,057,200	1,352,400	9,439,132	228,407	79,535,336
Carucci	905,418	211,264	939,295	631,099	7,353,713
Su	1,609,598	536,533	556,047	1,258,392	4,844,702
Allan	1,965,206	655,069	1,327,178	—	9,052,073
Creed	907,494	302,498	485,604	240,850	3,629,484

(1) Amounts in this column reflect amounts that were also reported as compensation in our Summary Compensation Table filed last year or would have been reported as compensation in our Summary Compensation Table last year if the executive were a NEO.

(2) Amounts in this column reflect the Company's contribution to the EID Program which is discussed beginning on page 58. The amounts represent the value of the matching contributions on RSUs awarded to executives and credited to their deferral account under the program in 2009 as a result of their election to defer their 2008 annual incentive award into RSUs. As noted above, the NEOs are no longer eligible to participate in the Matching Stock Fund and, therefore, in future years will not receive Company contributions.

(3) Amounts in this column reflect earnings during the last fiscal year on deferred amounts. All earnings are based on the investment alternatives offered under the EID Program described in the narrative above this table. Since these earnings are market based returns, they are not reported in the Summary Compensation Table.

(4) All amounts shown were distributed in accordance with the executive's deferral election, except in the case of the following amounts distributed to pay payroll taxes due upon vesting of RSUs under the EID Program during the year:

Novak	$146,930
Carucci	$ 15,220
Creed	$ 24,850

(5) Amounts reflected in this column are the year-end balances for each executive under the EID Program. As required under SEC rules, below is the portion of the year-end balance for each executive which has previously been reported as compensation to the executive in the Company's Summary Compensation Table for 2009 and prior years or would have been reported as compensation if the executive had been a NEO in those previous years.

Novak	$35,993,749
Carucci	$ 5,251,890
Su	$ 5,076,827
Allan	$ 5,083,969
Creed	$ 2,994,123

The difference between these amounts and the amount of the year-end balance for each executive represents the total aggregate earnings accumulated under the program with respect to that compensation.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2009, given the NEO's compensation and service levels as of such date and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company's 401(k) Plan, retiree medical benefits, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age.

Stock Options and SAR Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control as of December 31, 2009, they could exercise the stock options and SARs that were exercisable on that date as shown at the Outstanding Equity Awards at Fiscal Year-End table on page 51, otherwise all options and SARs, pursuant to their terms, would have been forfeited and cancelled after that date. If the NEO had retired, died or become disabled as of December 31, 2009, exercisable stock options and SARs would remain exercisable through the term of the award. Except in the case of a change in control, described below, no stock options or SARs become exercisable on an accelerated basis. Benefits a NEO may receive on a change of control are discussed below.

Deferred Compensation. As described in more detail beginning at page 58, the NEOs participate in the EID Program, which permits the deferral of salary and annual incentive compensation. The last column of the Nonqualified Deferred Compensation Table on page 60 reports each NEO's aggregate balance at December 31, 2009. The NEOs are entitled to receive their vested amount under the EID Program in case of voluntary termination of employment. In the case of involuntary termination of employment, they are entitled to receive their vested benefit and the amount of the unvested benefit that corresponds to their deferral. In the case of death, disability or retirement after age 65, they or their beneficiaries are entitled to their entire account balance as shown in the last column of the Nonqualified Deferred Compensation table on page 60. The amounts they would have been entitled to in case of a voluntary or involuntary termination as of December 31, 2009 are as follows:

	Voluntary Termination ($)	Involuntary Termination ($)
Novak	79,392,039	79,392,039
Carucci	5,176,092	6,694,531
Su	4,787,704	4,787,704
Allan	5,870,677	7,835,883
Creed	1,645,108	2,948,662

Payouts to the executive under the EID Program would occur in accordance with the executive's elections. In the case of amounts deferred after 2002, such payments deferred until termination of employment or retirement will not begin prior to six months following the executive's termination of employment. Executives may receive their benefit in a lump sum payment or in installment payments for up to 20 years. Each of the NEOs has elected to receive payments in a lump sum.

Performance Share Unit Awards. If one or more NEOs terminated employment for any reason other than retirement, death, disability or following a change in control and prior to achievement of the performance criteria and vesting period, then the award would be cancelled and forfeited. If the NEO had retired, become disabled or had died as of December 31, 2009, the PSU award will be paid out based on actual performance for the performance period, subject to a pro rata reduction reflecting the portion of the performance period not worked by the NEO. If any of these terminations had occurred on December 31, 2009, Messrs. Novak, Carucci, Su, Allan and Creed would have been entitled to $308,275, $93,731, $129,149, $129,149 and $81,234, respectively, assuming target performance.

Pension Benefits. The Pension Benefits Table on page 53 describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of the annuity payable to each NEO assuming termination of employment as of December 31, 2009. The table on page 53 provides the present value of the lump sum benefit payable to each NEO when they attain eligibility for Early Retirement (i.e., age 55 with 10 years of service) under the plans.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the NEOs, see the All Other Compensation Table on page 48. If the NEOs had died on December 31, 2009, the survivors of Messrs. Novak, Carucci, Su, Allan and Creed would have received Company paid life insurance of $3,640,000, $1,395,000, $1,753,000, $1,753,000 and $1,235,000, respectively, under this arrangement. Executives and all other salaried employees can purchase additional life insurance benefits up to a maximum combined company paid and additional life insurance of $3.5 million. This additional benefit is not paid or subsidized by the Company and, therefore, is not shown here.

Change in Control. Change in control severance agreements are in effect between YUM and certain key executives (including Messrs. Novak, Carucci, Su, Allan and Creed). These agreements are general obligations of YUM, and provide, generally, that if, within two years subsequent to a change in control of YUM, the employment of the executive is terminated (other than for cause, or for other limited reasons specified in the change in control severance agreements) or the executive terminates employment for Good Reason (defined in the change in control severance agreements to include a diminution of duties and responsibilities or benefits), the executive will be entitled to receive the following:

- a proportionate annual incentive assuming achievement of target performance goals under the bonus plan or, if higher, assuming continued achievement of actual Company performance until date of termination,
- a severance payment equal to two times the sum of the executive's base salary and the target bonus or, if higher, the actual bonus for the year preceding the change in control of the Company,
- outplacement services for up to one year following termination, and
- a "tax gross-up payment" which, in the event an executive becomes entitled to receive a severance payment and other severance benefits and such severance payment and benefits are subject to an excise tax, ensures the executive will be in the same after-tax position as if no excise tax had been imposed. (Except, however, where the severance payment to the executive will generate an excise tax but the total severance payment does not exceed by more than 10% the threshold for which the excise tax becomes payable, then no gross-up payment will be made and the executive's severance payment will be reduced to the threshold to ensure no excise tax is payable.)

In addition, to the payments described above under the agreements, upon a change of control:

- All stock options and SARs held by the executive will automatically vest and become exercisable.
- All RSUs under the Company's EID Program will vest.
- All PSU awards under the Company's Performance Share Plan awarded in the year in which the change in control occurs will be paid out at target assuming a target level performance had been achieved for the entire performance period, subject to a pro rata reduction to reflect the portion of the performance period after the change in control. All PSUs awarded for performance periods that begin before the year in which the change in control occurs will be paid out assuming performance achieved for the performance period was at the greater of target level performance or projected

level of performance at the time of the change in control, subject to pro rata reduction to reflect the portion of the performance period after the change in control.

The change in control severance agreements have a three-year term and are automatically renewable each January 1 for another three-year term. An executive whose employment is not terminated within two years of a change of control will not be entitled to receive any severance payments under the change in control severance agreements.

Generally, pursuant to the agreements, a change of control is deemed to occur:

(i) if any person acquires 20% or more of the Company's voting securities (other than securities acquired directly from the Company or its affiliates);

(ii) if a majority of the Directors as of the date of the agreement are replaced other than in specific circumstances; or

(iii) upon the consummation of a merger of the Company or any subsidiary of the Company other than (a) a merger where the Company's Directors immediately before the change in control constitute a majority of the directors of the resulting organization, or (b) a merger effected to implement a recapitalization of the Company in which no person is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company's then-outstanding securities.

If a change of control had occurred as of December 31, 2009, the following payments, or other benefits would have been made.

	Novak **$**	**Carucci** **$**	**Su** **$**	**Allan** **$**	**Creed** **$**
Annual Incentive	2,993,760	907,818	1,718,917	1,023,477	995,085
Severance Payment	10,914,400	3,693,545	4,849,196	5,560,412	3,114,988
Outplacement	25,000	25,000	25,000	25,000	25,000
Excise Tax and Gross-Up	—	—	—	—	—
Accelerated Vesting of Stock Options and SARs	6,331,906	1,910,812	1,958,748	3,780,205	3,379,660
Accelerated Vesting of RSUs	7,091,643	2,202,430	81,463	3,218,075	2,007,122
Acceleration of PSU Performance/Vesting	308,275	93,731	129,149	129,149	81,234
Forfeiture due to Modified Cap	—	—	—	(157,989)	—
Total	27,664,984	8,833,336	8,762,473	13,578,329	9,603,089

DIRECTOR COMPENSATION

As described more fully below, this table summarizes compensation paid to each non-employee director during 2009.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($)(1)(2) (d)	All Other Compensation ($)(3) (e)	Total ($) (f)
Dorman, David	—	135,000	29,749	—	164,749
Ferragamo, Massimo	—	135,000	29,749	—	164,749
Grissom, David	75,000	75,000	29,749	—	179,749
Hill, Bonnie	67,500	67,500	29,749	4,500	169,249
Holland, Robert	—	135,000	29,749	10,000	174,749
Langone, Kenneth	—	135,000	29,749	10,000	174,749
Linen, Jonathan	—	135,000	29,749	10,000	174,749
Nelson, Thomas	—	135,000	29,749	—	164,749
Ryan, Thomas	—	140,000	29,749	—	169,749
Trujillo, Jackie	67,500	67,500	29,749	10,000	174,749
Walter, Robert		135,000	29,749	10,000	174,749

(1) Amounts in this column represent the grant date fair value for annual SARs granted in fiscal 2009. These amounts do not reflect amounts paid to or realized by the director for fiscal 2009. See the discussion of stock awards and option awards contained in Part II, Item 8, "Financial Statements and Supplementary Data" of the 2009 Annual Report in Notes to Consolidated Financial Statements at Note 16, "Stock Options and Stock Appreciation Rights."

(2) At December 31, 2009, the aggregate number of options and SARs awards outstanding for non-management directors was:

Name	Options	SARs
Dorman, Dave	10,476	15,606
Ferragamo, Massimo	26,422	15,606
Grissom, David	15,470	15,606
Hill, Bonnie	15,176	15,606
Holland, Bob	26,422	15,606
Langone, Ken	—	15,606
Linen, Jonathan	10,476	15,606
Nelson, Thomas	—	20,786
Ryan, Thomas	19,414	15,606
Trujillo, Jackie	26,422	15,606
Walter, Robert	—	9,173

Mr. Novak's and Mr. Su's outstanding awards are set forth on page 51.

(3) Represents amount of matching charitable contributions made on behalf of the director under the Company's matching gift program and/or the amount charitable contribution made in the director's name.

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. Board member compensation was scheduled for review in 2008; however, the Management Planning and Development Committee and the full Board determined that Board compensation increases would not be considered.

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors.

Non-Employee Directors Annual Compensation. Each director who is not an employee of YUM receives an annual stock grant retainer with a fair market value of $135,000 and an annual grant of vested SARs with respect to $125,000 worth of YUM common stock with an exercise price equal to the fair market value of Company stock on the date of grant. (Prior to 2006, directors received an annual grant of vested stock options.) Directors may elect to receive up to one-half of their stock retainer in cash. Directors may also defer payment of their retainers pursuant to the Directors Deferred Compensation Plan. Deferrals are invested in phantom Company stock and paid out in shares of Company stock. Deferrals may not be made for less than two years. In recognition of the added duties of these chairs, the Chairperson of the Audit Committee (Mr. Grissom in 2009) receives an additional $15,000 stock retainer annually and the Chairperson of the Management Planning and Development Committee (Mr. Ryan in 2009) receives an additional $5,000 stock retainer annually.

Initial Stock Grant upon Joining Board. Non-employee directors also receive a one-time stock grant with a fair market value of $25,000 on the date of grant upon joining the Board, distribution of which is deferred until termination from the Board.

Stock Ownership Requirements. Similar to executive officers, directors are subject to share ownership requirements. The directors' requirements provide that directors will not sell any of the Company's common stock received as compensation for service on the Board until the director has ceased being a member of the Board for one year.

Matching Gifts. To further YUM's support for charities, non-employee directors are able to participate in the YUM! Brands, Inc. Matching Gifts Program on the same terms as YUM's employees. Under this program, the YUM! Brands Foundation will match up to $10,000 a year in contributions by the director to a charitable institution approved by the YUM! Brands Foundation. At its discretion, the Foundation may match director contributions exceeding $10,000.

Insurance. We also pay the premiums on directors' and officers' liability and business travel accident insurance policies. The annual cost of this coverage is approximately $2.5 million. This is not included in the tables above as it is not considered compensation to the directors.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December 31, 2009, the equity compensation plans under which we may issue shares of stock to our directors, officers and employees under the 1999 Long Term Incentive Plan ("1999 Plan"), the 1997 Long Term Incentive Plan (the "1997 Plan"), SharePower Plan and Restaurant General Manager Stock Option Plan ("RGM Plan").

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	27,934,476(1)	23.46(2)	16,566,035(3)
Equity compensation plans not approved by security holders(4)	1,672,315	24.57(2)	6,681,440
Total	29,606,791(1)	23.55(2)	23,247,475(3)

(1) Includes 6,491,894 shares issuable in respect of RSUs, performance units and deferred units.

(2) Weighted average exercise price of outstanding options and SARs only.

(3) Includes 8,283,018 shares available for issuance of awards of stock units, restricted stock, restricted stock units and performance share unit awards under the 1999 Plan.

(4) Awards are made under the RGM Plan.

Proxy Statement

What are the key features of the 1999 Plan?

The 1999 Plan provides for the issuance of up to 70,600,000 shares of stock as non-qualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares or performance units. Only our employees and directors are eligible to receive awards under the 1999 Plan. The purpose of the 1999 Plan is to motivate participants to achieve long range goals, attract and retain eligible employees, provide incentives competitive with other similar companies and align the interest of employees and directors with those of our shareholders. The 1999 Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option grant or SAR under the 1999 Plan may not be less than the average market price of our stock on the date of grant for years prior to 2008 or the closing price of our stock on the date of the grant beginning in 2008, and no options or SARs may have a term of more than ten years. The options and SARs that are currently outstanding under the 1999 Plan generally vest over a one to four year period and expire ten years from the date of the grant. The 1999 Plan was approved by the shareholders in May 1999, and they approved the plan as amended in 2003 and again in 2008.

What are the key features of the 1997 Plan?

The 1997 Plan provides for the issuance of up to 90,000,000 shares of stock. Effective January 1, 2002, only restricted shares could be issued under this plan. This plan is utilized with respect to payouts on shares from our deferral plans and was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the SharePower Plan?

The SharePower Plan provides for the issuance of up to 28,000,000 shares of stock. The SharePower Plan allows us to award non-qualified stock options, SARs, restricted stock and restricted stock units.

Employees, other than executive officers, are eligible to receive awards under the SharePower Plan. The SharePower Plan is administered by the Management Planning and Development Committee of the Board of Directors. The exercise price of a stock option or SAR grant under the SharePower Plan may not be less than the closing price of our stock on the date of the grant and no option or SAR may have a term of more than ten years. The options that are currently outstanding under the SharePower Plan generally vest over a one to four year period beginning on the date of grant. The SharePower Plan was originally approved by PepsiCo, Inc. as the sole shareholder of the Company in 1997, prior to the spin-off of the Company from PepsiCo, Inc. on October 6, 1997.

What are the key features of the RGM Plan?

The RGM Plan provides for the issuance of up to 30,000,000 shares of common stock at a price equal to or greater than the closing price of our stock on the date of grant. The RGM Plan allows us to award non-qualified stock options, SARs, restricted stock and RSUs. Employees, other than executive officers, are eligible to receive awards under the RGM Plan. The purpose of the RGM Plan is (i) to give restaurant general managers ('RGMs') the opportunity to become owners of stock, (ii) to align the interests of RGMs with those of YUM's other shareholders, (iii) to emphasize that the RGM is YUM's #1 leader, and (iv) to reward the performance of RGMs. In addition, the Plan provides incentives to Area Coaches, Franchise Business Leaders and other supervisory field operation positions that support RGMs and have profit and loss responsibilities within a defined region or area. While all non-executive officer employees are eligible to receive awards under the RGM plan, all awards granted have been to RGMs or their direct supervisors in the field. Grants to RGMs generally have four year vesting and expire after ten years. The RGM Plan is administered by the Management Planning and Development Committee of the Board of Directors, and the Management Planning and Development Committee has delegated its responsibilities to the Chief People Officer of the Company. The Board of Directors approved the RGM Plan on January 20, 1998.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee are J. David Grissom, Chair, Robert Holland, Jr., Kenneth G. Langone, Jonathan S. Linen and Thomas C. Nelson.

The Board of Directors has determined that each member of the Committee is "independent" within the meaning of the applicable rules of both the NYSE and the SEC and that J. David Grissom is an "audit committee financial expert" within the meaning of the rules of the SEC.

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee's responsibilities are set forth in this charter, which was amended and restated effective March 27, 2009. The charter is reviewed by management at least annually, and any recommended changes are presented to the Audit Committee for review and approval. The charter is available on our Web site at *www.yum.com/investors/governance*.

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Committee has sole authority over the selection of the Company's independent auditors and manages the Company's relationship with its independent auditors (who report directly to the Committee). The Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties and receive appropriate funding, as determined by the Committee, from the Company for such advice and assistance.

The Committee met 9 times during 2009. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings generally include private sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management, as well as executive sessions consisting of only Committee members. The Committee also meets with senior management from time to time. In addition to the scheduled meetings, senior management confers with the Committee or its Chair from time to time, as senior management deems advisable or appropriate, in connection with issues or concerns that arise throughout the year.

Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. The Company's independent auditors are responsible for auditing those financial statements in accordance with professional standards and expressing an opinion as to their material conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to monitor and review the Company's financial reporting process and discuss management's report on the Company's internal control over financial reporting. It is not the Committee's duty or responsibility to conduct audits or accounting reviews or procedures. The Committee has relied, without independent verification, on management's representations that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and that the Company's internal control over financial reporting is effective. The Committee has also relied, without independent verification, on the opinion of the independent auditors included in their report regarding the Company's financial statements and effectiveness of internal control over financial reporting.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. During 2009, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S., and reviewed significant accounting and disclosure issues with the Committee. These reviews include discussions with the independent auditors of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and disclosures related to critical accounting practices. The Committee has also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax services), on the amount of fees and scope of audit, audit-related and tax services provided.

In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Committee also reviews and discusses legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditors.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2009?

Based on the Committee's discussions with management and the independent auditors and the Committee's review of the representations of management and the report of the independent auditors to the Board of Directors, and subject to the limitations on the Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2009 for filing with the SEC.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

J. David Grissom, Chairperson
Kenneth G. Langone
Thomas C. Nelson
Robert Holland, Jr.
Jonathan S. Linen

ADDITIONAL INFORMATION

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by us. Proxies are being solicited principally by mail, by telephone and through the Internet. We have retained Georgeson Inc. to act as a proxy solicitor for a fee estimated to be $10,000, plus reimbursement of out-of-pocket expenses. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of our shares.

How may I elect to receive shareholder materials electronically and discontinue my receipt of paper copies?

YUM shareholders with shares registered directly in their name who received shareholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide shareholders with added convenience and to reduce Annual Report printing and mailing costs.

To take advantage of this option, shareholders must subscribe to one of the various commercial services that offer access to the Internet. Costs normally associated with electronic access, such as usage and telephone charges, will be borne by the shareholder.

To elect this option, go to *www.amstock.com*, click on Shareholder Account Access, log-in and locate the option to Receive Company Mailing via e-mail. Shareholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038 or by logging onto our Transfer Agent's Web site at *www.amstock.com* and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail American Stock Transfer and Trust Company.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding" which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and Annual Report, to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders or they participate in electronic delivery of proxy materials. Shareholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well as save natural resources. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to YUM! Brands, Inc., Investor Relations, 1441 Gardiner Lane, Louisville, KY 40213 or by calling Investor Relations at 1 (888) 439-4986 or by sending an e-mail to yum.investor@yum.com.

May I propose actions for consideration at next year's Annual Meeting of Shareholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a shareholder wants us to include a proposal in our proxy statement and proxy card for presentation at our 2011 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at YUM! Brands, Inc., 1441 Gardiner Lane, Louisville,

Kentucky 40213 by December 8, 2010. The proposal should be sent to the attention of the Corporate Secretary.

Under our bylaws, certain procedures are provided that a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2011 Annual Meeting no later than 90 days in advance of the 2011 Annual Meeting if it is being held within 30 days before or after the anniversary of the date (May 20, 2010) of this year's Meeting. For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting. Our Annual Meeting of Shareholders is generally held on the third Thursday of May. Assuming that our 2010 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 20, 2011 and you must include information set forth in our bylaws.

The Board is not aware of any matters that are expected to come before the 2010 Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Bylaw Provisions. You may contact YUM's Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** for the fiscal year ended December 26, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 1-13163

YUM! BRANDS, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**13-3951308**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1441 Gardiner Lane, Louisville, Kentucky	**40213**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (502) 874-8300

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer: ☑ Accelerated filer: ☐ Non-accelerated filer: ☐ Smaller reporting company: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock (which consists solely of shares of Common Stock) held by non-affiliates of the registrant as of June 13, 2009 computed by reference to the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape on such date was $16,255,525,133. All executive officers and directors of the registrant have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant. The number of shares outstanding of the registrant's Common Stock as of February 10, 2010 was 469,275,605 shares.

Documents Incorporated by Reference

Portions of the definitive proxy statement furnished to shareholders of the registrant in connection with the annual meeting of shareholders to be held on May 20, 2010 are incorporated by reference into Part III.

Forward-Looking Statements

From time to time, in both written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with those safe harbor provisions.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as "may," "will," "estimate," "intend," "seek," "expect," "project," "anticipate," "believe," "plan" or other similar terminology. These forward-looking statements are based on current expectations and assumptions and upon data available at the time of the statements and are neither predictions nor guarantees of future events or circumstances. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially. Important factors that could cause actual results and events to differ materially from our expectations and forward-looking statements include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. In making these statements, we are not undertaking to address or update any risk factor set forth herein, in future filings or communications regarding our business results.

PART I

Item 1. Business.

YUM! Brands, Inc. (referred to herein as "YUM", the "Registrant" or the "Company"), was incorporated under the laws of the state of North Carolina in 1997. The principal executive offices of YUM are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and the telephone number at that location is (502) 874-8300.

YUM, together with its subsidiaries, is referred to in this Form 10-K annual report ("Form 10-K") as the Company. The terms "we," "us" and "our" are also used in the Form 10-K to refer to the Company. Throughout this Form 10-K, the terms "restaurants," "stores" and "units" are used interchangeably.

This Form 10-K should be read in conjunction with the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A.

(a) General Development of Business

In January 1997, PepsiCo announced its decision to spin-off its restaurant businesses to shareholders as an independent public company (the "Spin-off"). Effective October 6, 1997, PepsiCo disposed of its restaurant businesses by distributing all of the outstanding shares of Common Stock of YUM to its shareholders. On May 16, 2002, following receipt of shareholder approval, the Company changed its name from TRICON Global Restaurants, Inc. to YUM! Brands, Inc.

(b) Financial Information about Operating Segments

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., Long John Silver's ("LJS")-U.S. and A&W All American Food Restaurants ("A&W")-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). The China Division includes mainland China ("China"), Thailand and KFC Taiwan, and the International Division includes the remainder of our international operations.

Operating segment information for the years ended December 26, 2009, December 27, 2008 and December 29, 2007 for the Company is included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 24 through 58 and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 59 through 116.

(c) Narrative Description of Business

General

YUM is the world's largest quick service restaurant ("QSR") company based on number of system units, with more than 37,000 units in more than 110 countries and territories. Through the five concepts of KFC, Pizza Hut, Taco Bell, LJS and A&W (the "Concepts"), the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. Units are operated by a Concept or by independent franchisees or licensees under the terms of franchise or license agreements. Franchisees can range in size from individuals owning just one unit to large publicly traded companies. In addition, the Company owns non-controlling interests in entities in China who operate similar to franchisees of KFC and a non-controlling interest in Little Sheep, a Hot Pot concept headquartered in Hong Kong.

At year end 2009, we had approximately 20,000 system restaurants in the U.S. which achieved revenues of $4.5 billion and Operating Profit of $647 million during 2009. The International Division, based in Dallas, Texas, comprises approximately 13,000 system restaurants, primarily KFCs and Pizza Huts, operating in over 110 countries outside the U.S. In 2009 YRI achieved revenues of $2.7 billion and Operating Profit of $491 million. The China Division, based in Shanghai, China, comprises approximately 4,000 system restaurants, predominately KFCs. In 2009, the China Division achieved revenues of $3.7 billion and Operating Profit of $602 million.

Restaurant Concepts

Most restaurants in each Concept offer consumers the ability to dine in and/or carry out food. In addition, Taco Bell, KFC, LJS and A&W offer a drive-thru option in many stores. Pizza Hut offers a drive-thru option on a much more limited basis. Pizza Hut and, on a much more limited basis, KFC offer delivery service.

Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients, as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices.

The franchise program of the Company is designed to assure consistency and quality, and the Company is selective in granting franchises. Under standard franchise agreements, franchisees supply capital – initially by paying a franchise fee to YUM, purchasing or leasing the land, building and equipment and purchasing signs, seating, inventories and supplies and, over the longer term, by reinvesting in the business. Franchisees then contribute to the Company's revenues through the payment of royalties based on a percentage of sales.

The Company believes that it is important to maintain strong and open relationships with its franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisee community and their representative organizations on all aspects of the business, including products, equipment, operational improvements and standards and management techniques.

The Company and its franchisees also operate multibrand units, primarily in the U.S., where two or more of the Concepts are operated in a single unit.

Following is a brief description of each concept:

KFC

- KFC was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. KFC is based in Louisville, Kentucky.

- As of year end 2009, KFC was the leader in the U.S. chicken QSR segment among companies featuring chicken-on-the-bone as their primary product offering, with a 42 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment, which is more than three times that of its closest national competitor.

- KFC operates in 108 countries and territories throughout the world. As of year end 2009, KFC had 5,162 units in the U.S., and 11,102 units outside the U.S., including 2,872 units in mainland China. Approximately 17 percent of the U.S. units and 31 percent of the non-U.S. units are operated by the Company.

- Traditional KFC restaurants in the U.S. offer fried and non-fried chicken-on-the-bone products, primarily marketed under the names Original Recipe, Extra Tasty Crispy and Kentucky Grilled Chicken. Other principal entree items include chicken sandwiches (including the Snacker and the Twister), KFC Famous Bowls, Colonel's Crispy Strips, Wings, Popcorn Chicken and seasonally, Chunky Chicken Pot Pies. KFC restaurants in the U.S. also offer a variety of side items, such as biscuits, mashed potatoes and gravy, coleslaw, corn, and potato wedges, as well as desserts. While many of these products are offered outside of the U.S., international menus are more focused on chicken sandwiches and Colonel's Crispy Strips, and include side items that are suited to local preferences and tastes. Restaurant decor throughout the world is characterized by the image of the Colonel.

Pizza Hut

- The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products. Pizza Hut is based in Dallas, Texas.

- As of year end 2009, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 14 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Pizza Hut operates in 92 countries and territories throughout the world. As of year end 2009, Pizza Hut had 7,566 units in the U.S., and 5,715 units outside of the U.S. Approximately 8 percent of the U.S. units and 25 percent of the non-U.S. units are operated by the Company.

- Pizza Hut features a variety of pizzas, which may include Pan Pizza, Thin 'n Crispy, Hand Tossed, Sicilian, Stuffed Crust, Twisted Crust, Sicilian Lasagna Pizza, Cheesy Bites Pizza, The Big New Yorker, The Insider, The Chicago Dish, the Natural, Pizza Mia and 4forALL. Each of these pizzas is offered with a variety of different toppings. Pizza Hut now also offers a variety of Tuscani Pastas. WingStreet chicken wings are served in over 3,000 Pizza Hut locations, primarily in the U.S. Menu items outside of the U.S. are generally similar to those offered in the U.S., though pizza toppings are often suited to local preferences and tastes.

Taco Bell

- The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964, the first Taco Bell franchise was sold. Taco Bell is based in Irvine, California.

- As of year end 2009, Taco Bell was the leader in the U.S. Mexican QSR segment, with a 52 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- Taco Bell operates in 20 countries and territories throughout the world. As of year end 2009, there were 5,604 Taco Bell units in the U.S., and 251 units outside of the U.S. Approximately 23 percent of the U.S. units and 1 percent of the non-U.S. units are operated by the Company.

- Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, gorditas, chalupas, quesadillas, taquitos, salads, nachos and other related items. Additionally, proprietary entrée items include Grilled Stuft Burritos and Border Bowls. Taco Bell units feature a distinctive bell logo on their signage.

LJS

- The first LJS restaurant opened in 1969 and the first LJS franchise unit opened later the same year. LJS is based in Louisville, Kentucky.

- As of year end 2009, LJS was the leader in the U.S. seafood QSR segment, with a 36 percent market share (Source: The NPD Group, Inc.; NPD Foodworld; CREST) in that segment.

- LJS operates in 6 countries and territories throughout the world. As of year end 2009, there were 989 LJS units in the U.S., and 35 units outside the U.S. All single-brand units inside and outside of the U.S. are operated by franchisees or licensees. As of year end 2009, there were 110 company operated multi-brand units that included the LJS concept.

- LJS features a variety of seafood and chicken items, including meals featuring batter-dipped fish, chicken and shrimp, non-fried salmon, shrimp and tilapia, hushpuppies and portable snack items. LJS units typically feature a distinctive seaside/nautical theme.

A&W

- A&W was founded in Lodi, California by Roy Allen in 1919 and the first A&W franchise unit opened in 1925. A&W is based in Louisville, Kentucky.

- A&W operates in 9 countries and territories throughout the world. As of year end 2009, there were 344 A&W units in the U.S., and 293 units outside the U.S. As of year end 2009, all units were operated by franchisees.

- A&W serves A&W draft Root Beer and a signature A&W Root Beer float, as well as hot dogs and hamburgers.

Restaurant Operations

Through its Concepts, YUM develops, operates, franchises and licenses a worldwide system of both traditional and non-traditional QSR restaurants. Traditional units feature dine-in, carryout and, in some instances, drive-thru or delivery services. Non-traditional units, which are typically licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient.

Restaurant management structure varies by Concept and unit size. Generally, each Concept-owned restaurant is led by a restaurant general manager ("RGM"), together with one or more assistant managers, depending on the operating complexity and sales volume of the restaurant. In the U.S., the average restaurant has 25 to 30 employees, while internationally this figure can be significantly higher depending on the location and sales volume of the restaurant. Most of the employees work on a part-time basis. Each Concept issues detailed manuals, which may then be customized to meet local regulations and customs, covering all aspects of restaurant operations, including food handling and product preparation procedures, safety and quality issues, equipment maintenance, facility standards and accounting control procedures. The restaurant management teams are responsible for the day-to-day operation of each unit and for ensuring compliance with operating standards. CHAMPS – which stands for Cleanliness, Hospitality, Accuracy, Maintenance, Product Quality and Speed of Service – is our proprietary core systemwide program for training, measuring and rewarding employee performance against key customer measures. CHAMPS is intended to align the operating processes of our entire system around one set of standards. RGMs' efforts, including CHAMPS performance measures, are monitored by Area Coaches. Area Coaches typically work with approximately six to twelve restaurants. Various senior operators visit Concept-owned restaurants from time to time to help ensure adherence to system standards and mentor restaurant team members.

Supply and Distribution

The Company's Concepts and franchisees are substantial purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include chicken, cheese, beef and pork products, seafood, paper and packaging materials.

The Company is committed to conducting its business in an ethical, legal and socially responsible manner. All restaurants, regardless of their ownership structure or location, must adhere to strict food quality and safety standards. The guidelines are translated to local market requirements and regulations where appropriate and without compromising the standards. The Company has not experienced any significant continuous shortages of supplies, and alternative sources for most of these products are generally available. Prices paid for these supplies fluctuate. When prices increase, the Concepts may attempt to pass on such increases to their customers, although there is no assurance that this can be done practically.

U.S. Division. The Company, along with the representatives of the Company's KFC, Pizza Hut, Taco Bell, LJS and A&W franchisee groups, are members in the Unified FoodService Purchasing Co-op, LLC (the "Unified Co-op") which was created for the purpose of purchasing certain restaurant products and equipment in the U.S. The core mission of the Unified Co-op is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Concept and franchisee restaurants in the U.S. which the Company believes leverages the system's scale to drive cost savings and effectiveness in the purchasing function. The Company also believes that the Unified Co-op has resulted, and should continue to result, in closer alignment of interests and a stronger relationship with its franchisee community.

Most food products, paper and packaging supplies, and equipment used in restaurant operations are distributed to individual restaurant units by third party distribution companies. McLane Company, Inc. ("McLane") is the exclusive distributor for the majority of items used in Concept-owned restaurants in the U.S. and for a substantial number of franchisee and licensee stores. McLane became the distributor when it assumed all distribution responsibilities under an existing agreement between Ameriserve Food Distribution, Inc. and the Company. This agreement extends through October 31, 2010 and generally restricts Concept-owned restaurants from using alternative distributors in the U.S. for most products.

International and China Divisions. Outside of the U.S. we and our franchisees use decentralized sourcing and distribution systems involving many different global, regional, and local suppliers and distributors. In China, we work with approximately 500 suppliers. In our YRI markets we have approximately 1,400 suppliers, including U.S.-based suppliers that export to many countries. In certain countries, we own all or a portion of the distribution system, including China where we own the entire distribution system.

Trademarks and Patents

The Company and its Concepts own numerous registered trademarks and service marks. The Company believes that many of these marks, including its Kentucky Fried Chicken®, KFC®, Pizza Hut®, Taco Bell® and Long John Silver's® marks, have significant value and are materially important to its business. The Company's policy is to pursue registration of its important marks whenever feasible and to oppose vigorously any infringement of its marks. The Company also licenses certain A&W trademarks and service marks (the "A&W Marks"), which are owned by A&W Concentrate Company (formerly A&W Brands, Inc.). A&W Concentrate Company, which is not affiliated with the Company, has granted the Company an exclusive, worldwide (excluding Canada), perpetual, royalty-free license (with the right to sublicense) to use the A&W Marks for restaurant services.

The use of these marks by franchisees and licensees has been authorized in KFC, Pizza Hut, Taco Bell, LJS and A&W franchise and license agreements. Under current law and with proper use, the Company's rights in its marks can generally last indefinitely. The Company also has certain patents on restaurant equipment which, while valuable, are not material to its business.

Working Capital

Information about the Company's working capital is included in MD&A in Part II, Item 7, pages 24 through 58 and the Consolidated Statements of Cash Flows in Part II, Item 8, page 62.

Customers

The Company's business is not dependent upon a single customer or small group of customers.

Seasonal Operations

The Company does not consider its operations to be seasonal to any material degree.

Backlog Orders

Company restaurants have no backlog orders.

Government Contracts

No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.

Competition

The retail food industry, in which the Company competes, is made up of supermarkets, supercenters, warehouse stores, convenience stores, coffee shops, snack bars, delicatessens and restaurants (including the QSR segment), and is intensely competitive with respect to food quality, price, service, convenience, location and concept. The industry is often affected by changes in consumer tastes; national, regional or local economic conditions; currency fluctuations; demographic trends; traffic patterns; the type, number and location of competing food retailers and products; and disposable purchasing power. Each of the Concepts compete with international, national and regional restaurant chains as well as locally-owned restaurants, not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees. In 2009, the restaurant business in the U.S. consisted of about 945,000 restaurants representing approximately $566 billion in annual sales. The Company's Concepts accounted for about 2% of those restaurants and about 3% of those sales. There is currently no way to reasonably estimate the size of the competitive market outside the U.S.

Research and Development ("R&D")

The Company's subsidiaries operate R&D facilities in Louisville, Kentucky (KFC); Dallas, Texas (Pizza Hut and YRI); and Irvine, California (Taco Bell) and in several locations outside the U.S., including Shanghai, China (China). The Company expensed $31 million, $34 million and $39 million in 2009, 2008 and 2007, respectively, for R&D activities. From time to time, independent suppliers also conduct research and development activities for the benefit of the YUM system.

Environmental Matters

The Company is not aware of any federal, state or local environmental laws or regulations that will materially affect its earnings or competitive position, or result in material capital expenditures. However, the Company cannot predict the effect on its operations of possible future environmental legislation or regulations. During 2009, there were no material capital expenditures for environmental control facilities and no such material expenditures are anticipated.

Government Regulation

U.S. Division. The Company and its U.S. Division are subject to various federal, state and local laws affecting its business. Each of the Concept's restaurants in the U.S. must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state and/or municipality in which the restaurant is located. In addition, each Concept must comply with various state and federal laws that regulate the franchisor/franchisee relationship. To date, no Concept has been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

The Company and each Concept are also subject to federal and state laws governing such matters as employment and pay practices, overtime, tip credits and working conditions. The bulk of the Concepts' employees are paid on an hourly basis at rates related to the federal and state minimum wages.

The Company and each Concept are also subject to federal and state child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees younger than 18 years of age. Neither the Company nor any Concept has been materially adversely affected by such laws to date.

The Company and each Concept, as applicable, continue to monitor their facilities for compliance with the Americans with Disabilities Act ("ADA") in order to conform to its requirements. Under the ADA, the Company or the relevant Concept could be required to expend funds to modify its restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons.

International and China Divisions. The Company's restaurants outside the U.S. are subject to national and local laws and regulations which are similar to those affecting U.S. restaurants, including laws and regulations concerning labor, health, sanitation and safety. The restaurants outside the U.S. are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on the Company's results of operations, capital expenditures or competitive position.

Employees

As of year end 2009, the Company and its Concepts employed approximately 350,000 persons, approximately 86 percent of whom were part-time. Approximately 21 percent of these employees are employed in the U.S. The Company believes that it provides working conditions and compensation that compare favorably with those of its principal competitors. The majority of employees are paid on an hourly basis. Some non-U.S. employees are subject to labor council relationships that vary due to the diverse cultures in which the Company operates. The Company considers its employee relations to be good.

(d) Financial Information about Geographic Areas

Financial information about our significant geographic areas (U.S., International Division and China Division) is incorporated herein by reference from Selected Financial Data in Part II, Item 6, page 22; Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in Part II, Item 7, pages 24 through 58; and in the related Consolidated Financial Statements and footnotes in Part II, Item 8, pages 59 through 116.

(e) Available Information

The Company makes available through the Investor Relations section of its internet website at www.yum.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission. Our Corporate Governance Principles and our Code of Conduct are also located within this section of the website. The reference to the Company's website address does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document. These documents, as well as our SEC filings, are available in print to any shareholder who requests a copy from our Investor Relations Department.

Item 1A. Risk Factors.

You should carefully review the risks described below as they identify important factors that could cause our actual results to differ materially from those in our forward-looking statements and historical trends. These risks are not exclusive, and our business and our results of operations could also be affected by other risks that we cannot anticipate or that we do not consider material based on currently available information.

Food safety and food-borne illness concerns may have an adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as E. coli, hepatitis A, trichinosis or salmonella, and food safety issues have occurred in the past, and could occur in the future. Any report or publicity linking us or one of our Concepts to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our Concepts' brands and reputations as well as our revenues and profits. If our customers become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally. Food-borne illness, food tampering and food contamination could also be caused by food suppliers or distributors and, as a result, could be out of our control. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

Furthermore, like other companies in the restaurant industry, some of our products may contain genetically engineered food products, and our U.S. suppliers are currently not required to label their products as such. Increased regulation of and opposition to genetically engineered food products have on occasion and may in the future force the use of alternative sources at increased costs and lower margins for us and our franchisees.

Our China operations subject us to risks that could negatively affect our business.

A significant and growing portion of our restaurants are located in China. As a result, our financial results are increasingly dependent on our results in China, and our business is increasingly exposed to risks there. These risks include changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), tax rates and laws and consumer preferences, as well as changes in the regulatory environment and increased competition. In addition, our results of operations in China and the value of our Chinese assets are affected by fluctuations in currency exchange rates, which may favorably or adversely affect reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

In addition, any significant or prolonged deterioration in U.S.-China relations could adversely affect our China business. Many of the risks and uncertainties of doing business in China are solely within the control of the Chinese government. China's government regulates the scope of our foreign investments and business conducted within China. Although management believes it has structured our China operations to comply with local laws, there are uncertainties regarding the interpretation and application of laws and regulations and the enforceability of intellectual property and contract rights in China. If we were unable to enforce our intellectual property or contract rights in China, our business would be adversely impacted.

Our other foreign operations subject us to risks that could negatively affect our business.

A significant portion of our restaurants are operated in foreign countries and territories outside of the U.S. and China, and we intend to continue expansion of our international operations. As a result, our business is increasingly exposed to risks inherent in foreign operations. These risks, which can vary substantially by market, include political instability, corruption, social and ethnic unrest, changes in economic conditions (including wage and commodity inflation, consumer spending and unemployment levels), the regulatory environment, tax rates and laws and consumer preferences as well as changes in the laws and policies that govern foreign investment in countries where our restaurants are operated.

In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, which may favorably or adversely affect reported earnings. More specifically, an increase in the value of the United States Dollar relative to other currencies, such as the Chinese Renminbi, Australian Dollar, the British Pound, the Canadian Dollar and the Euro, could have an adverse effect on our reported earnings. There can be no assurance as to the future effect of any such changes on our results of operations, financial condition or cash flows.

Changes in commodity and other operating costs could adversely affect our results of operations.

Any increase in certain commodity prices, such as food, energy and supply costs, could adversely affect our operating results. Because we provide moderately priced food, our ability to pass along commodity price increases to our customers may be limited. Significant increases in gasoline prices could also result in a decrease of customer traffic at our restaurants or the imposition of fuel surcharges by our distributors, each of which could adversely affect our business. Our operating expenses also include employee benefits and insurance costs (including workers' compensation, general liability, property and health) which may increase over time.

Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

We are dependent upon third parties to make frequent deliveries of food products and supplies that meet our specifications at competitive prices. Shortages or interruptions in the supply of food items and other supplies to our restaurants could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to restaurant operations. In addition, if a principal distributor for our Concepts and/or our franchisees fails to meet its service requirements for any reason, it could lead to a disruption of service or supply until a new distributor is engaged, which could have an adverse effect on our business.

Risks associated with the suppliers from whom our products are sourced and the safety of those products could adversely affect our financial performance.

The products we sell are sourced from a wide variety of domestic and international suppliers. Political and economic instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our supplier standards, product quality issues, inflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our financial performance.

Concerns regarding the safety of food ingredients or products that we source from our suppliers could cause customers to avoid purchasing certain products from us even if the basis for the concern is outside of our control. Any lost confidence on the part of our customers would be difficult and costly to reestablish.

Our operating results are closely tied to the success of our Concepts' franchisees.

We receive significant revenues in the form of royalties from our franchisees. Because a significant and growing portion of our restaurants are run by franchisees, the success of our business is increasingly dependent upon the operational and financial success of our franchisees. While our franchise agreements set forth certain operational standards and guidelines, we have limited control over how our franchisees' businesses are run, and any significant inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, franchisees may not be able to find suitable sites on which to develop new restaurants or negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules.

If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress or even possible insolvency or bankruptcy. If a significant number of our franchisees become financially distressed, this could harm our operating results through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

Our results and financial condition could be affected by the success of our refranchising program.

We are in the process of a refranchising program, which could reduce the percentage of company ownership in the U.S., excluding licensees, from approximately 16% at the end of 2009 to potentially less than 10% by the end of 2011. Our ability to execute this plan will depend on, among other things, whether we receive fair offers for these restaurants, whether we can find viable and suitable buyers and how quickly we can agree to terms with potential buyers. In addition, some lenders have increased lending requirements or otherwise reduced the amount of loans they are making generally or to the restaurant industry in particular. To the extent potential buyers are unable to obtain financing at attractive prices – or unable to obtain financing at any price – our refranchising program could be delayed.

Once executed, the success of the refranchising program will depend on, among other things, selection of buyers who can effectively operate these restaurants, our ability to limit our exposure to contingent liabilities in connection with the sale of our restaurants, and whether the resulting ownership mix of Company-operated and franchisee-operated restaurants allows us to meet our financial objectives. In addition, refranchising activity could vary significantly from quarter-to-quarter and year-to-year and that volatility could impact our reported earnings.

We could be party to litigation that could adversely affect us by increasing our expenses or subjecting us to significant money damages and other remedies.

We are involved in a number of legal proceedings, which include consumer, employment, tort and other litigation. We are currently a defendant in cases containing class action allegations in which the plaintiffs have brought claims under federal and state wage and hour and other laws. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for significant monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results.

In addition, the restaurant industry has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to the obesity of some customers. We may also be subject to this type of claim in the future and, even if we are not, publicity about these matters (particularly directed at the quick service and fast-casual segments of the industry) may harm our reputation and adversely affect our results.

Health concerns arising from outbreaks of viruses or other diseases may have an adverse effect on our business.

Asian and European countries have experienced outbreaks of Avian Flu, and some commentators have hypothesized that further outbreaks could occur and reach pandemic levels. While fully-cooked chicken has been determined to be safe for consumption, and while we have taken and continue to take measures to prepare for and minimize the effect of these outbreaks on our business, future outbreaks could adversely affect the price and availability of poultry and cause customers to eat less chicken. In addition, outbreaks on a widespread basis could also affect our ability to attract and retain employees.

To the extent a virus such as H1N1 or "swine flu" is transmitted through human contact, employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect restaurant guest traffic or the ability to adequately staff restaurants. We could also be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may affect our business.

We may not attain our target development goals.

Our growth strategy depends in large part on our ability to increase our net restaurant count in markets outside the United States. The successful development of new units will depend in large part on our ability and the ability of our franchisees to open new restaurants, upgrade existing restaurants, and to operate these restaurants on a profitable basis. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new, upgraded or converted restaurants will be operated profitably. Further, there is no assurance that any restaurant we open or convert will produce operating results similar to those of our existing restaurants. Other risks which could impact our ability to increase our net restaurant count include prevailing economic conditions and our, or our franchisees', ability to obtain suitable restaurant locations, obtain required permits and approvals and hire and train qualified personnel.

Our franchisees also frequently depend upon financing from banks and other financial institutions in order to construct and open new restaurants. Disruptions in credit markets may make financing more difficult or expensive to obtain. If it becomes more difficult or expensive for our franchisees to obtain financing to develop new restaurants, our planned growth could slow and our future revenue and cash flows could be adversely impacted.

Our business may be adversely impacted by general economic conditions.

Our results of operations are dependent upon discretionary spending by consumers, which may be affected by general economic conditions globally or in one or more of the markets we serve. Worldwide economic conditions and consumer spending have deteriorated and there can be no assurance that consumer spending will return to prior levels. Some of the factors that are having an impact on discretionary consumer spending include increased unemployment, reductions in disposable income as a result of equity market declines and declines in residential real estate values, credit availability and consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales mix, profitability or development plans, which could harm our financial condition and operating results.

The impact of potentially limited credit availability on third party vendors such as our suppliers cannot be predicted. The inability of our suppliers to access financing, or the insolvency of suppliers, could lead to disruptions in our supply chain which could adversely impact our sales and financial condition.

Changes in governmental regulations may adversely affect our business operations.

We and our franchisees are subject to various federal, state and local regulations. Each of our restaurants is subject to state and local licensing and regulation by health, sanitation, food, workplace safety, fire and other agencies. Requirements of local authorities with respect to zoning, land use, licensing, permitting and environmental standards could delay or prevent development of new restaurants in particular locations. In addition, we face risks arising from compliance with and enforcement of increasingly complex federal and state immigration laws and regulations.

We are subject to the Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. The expenses associated with any facilities modifications required by these laws could be material. Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, family leave mandates and a variety of similar state laws that govern these and other employment law matters. The compliance costs associated with these laws and evolving regulations could be substantial, and any failure or alleged failure to comply with these laws could lead to litigation, which could adversely affect our financial condition.

We also face risks from new or changing laws and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling regulation. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. New or changing laws and regulations relating to union organizing rights and activities may impact our operations at the restaurant level and increase our cost of labor. In addition, we are subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect our financial condition.

The retail food industry in which we operate is highly competitive.

The retail food industry in which we operate is highly competitive with respect to price and quality of food products, new product development, price, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. If consumer or dietary preferences change, or our restaurants are unable to compete successfully with other retail food outlets in new and existing markets, our business could be adversely affected. We also face growing competition as a result of convergence in grocery, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. In addition, in the retail food industry, labor is a primary operating cost component. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees, which could adversely impact our margins.

Item 1B. Unresolved Staff Comments.

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2009 fiscal year and that remain unresolved.

Item 2. Properties.

As of year end 2009, the Company owned more than 1,400 units and leased land, building or both in nearly 6,200 units worldwide. These units are further detailed as follows:

- The Company and its Concepts owned more than 1,000 units and leased land, building or both in more than 1,700 units in the U.S.
- The International Division owned more than 400 units and leased land, building or both in more than 1,100 units.
- The China Division leased land, building or both in more than 3,300 units.

Concept restaurants in the U.S. which are not owned are generally leased for initial terms of 15 or 20 years and generally have renewal options; however, Pizza Hut delivery/carryout units in the U.S. generally are leased for significantly shorter initial terms with short renewal options. Company restaurants in the International Division which are not owned have initial lease terms and renewal options that vary by country. Company restaurants in the China Division are generally leased for initial terms of 10 to 15 years and generally do not have renewal options. Historically, the Company has either been able to renew its China Division leases or enter into competitive leases at replacement sites without significant impact on our operations, cash flows or capital resources. The Company currently does not have a significant number of units that it leases or subleases to franchisees.

Pizza Hut and YRI lease their corporate headquarters and a research facility in Dallas, Texas. Taco Bell leases its corporate headquarters and research facility in Irvine, California. The KFC, LJS, A&W and YUM corporate headquarters and a research facility in Louisville, Kentucky are owned by YRI. In addition, YUM leases office facilities for certain support groups in Louisville, Kentucky. The China Division leases their corporate headquarters and research facilities in Shanghai, China. Additional information about the Company's properties is included in the Consolidated Financial Statements and footnotes in Part II, Item 8, pages 59 through 116.

The Company believes that its properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3. Legal Proceedings.

The Company is subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. The following is a brief description of the more significant of the categories of lawsuits and other matters we face from time to time. Descriptions of specific claims and contingencies appear in Note 21, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

Franchising

A substantial number of the restaurants of each of the Concepts are franchised to independent businesses operating under arrangements with the Concepts. In the course of the franchise relationship, occasional disputes arise between the Company and its Concepts' franchisees relating to a broad range of subjects, including, without limitation, quality, service, and cleanliness issues, contentions regarding grants, transfers or terminations of franchises, territorial disputes and delinquent payments.

Suppliers

The Company purchases food, paper, equipment and other restaurant supplies from numerous independent suppliers throughout the world. These suppliers are required to meet and maintain compliance with the Company's standards and specifications. On occasion, disputes arise between the Company and its suppliers on a number of issues, including, but not limited to, compliance with product specifications and terms of procurement and service requirements.

Employees

At any given time, the Company or its affiliates employ hundreds of thousands of persons, primarily in its restaurants. In addition, each year thousands of persons seek employment with the Company and its restaurants. From time to time, disputes arise regarding employee hiring, compensation, termination and promotion practices.

Like other retail employers, the Company has been faced in a few states with allegations of purported class-wide wage and hour and other labor law violations.

Customers

The Company's restaurants serve a large and diverse cross-section of the public and in the course of serving so many people, disputes arise regarding products, service, accidents and other matters typical of large restaurant systems such as those of the Company.

Intellectual Property

The Company has registered trademarks and service marks, many of which are of material importance to the Company's business. From time to time, the Company may become involved in litigation to defend and protect its use and ownership of its registered marks.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of shareholders during the fourth quarter of 2009.

Executive Officers of the Registrant

The executive officers of the Company as of February 10, 2010, and their ages and current positions as of that date are as follows:

David C. Novak, 57, is Chairman of the Board, Chief Executive Officer and President of YUM. He has served in this position since January 2001. From December 1999 to January 2001, Mr. Novak served as Vice Chairman of the Board, Chief Executive Officer and President of YUM. From October 1997 to December 1999, he served as Vice Chairman and President of YUM. Mr. Novak previously served as Group President and Chief Executive Officer, KFC and Pizza Hut from August 1996 to July 1997.

Richard T. Carucci, 52, is Chief Financial Officer for YUM. He has served in this position since March 2005. From October 2004 to February 2005, he served as Senior Vice President, Finance and Chief Financial Officer – Designate of YUM. From May 2003 to October 2004, he served as Executive Vice President and Chief Development Officer of YRI. From November 2002 to May 2003, he served as Senior Vice President for YRI and also assisted Pizza Hut in asset strategy development. From November 1999 to July 2002, he was Chief Financial Officer of YRI.

Christian L. Campbell, 59, is Senior Vice President, General Counsel, Secretary and Chief Franchise Policy Officer for YUM. He has served as Senior Vice President, General Counsel and Secretary since September 1997. In January 2003, his title and job responsibilities were expanded to include Chief Franchise Policy Officer.

Jonathan D. Blum, 51, is Senior Vice President Public Affairs for YUM. He has served in this position since July 1997.

Anne P. Byerlein, 51, is Chief People Officer for YUM. She has served in this position since December 2002. From October 1997 to December 2002, she was Vice President of Human Resources of YUM. From October 2000 to December 2002, she also served as KFC's Chief People Officer.

Ted F. Knopf, 58, is Senior Vice President Finance and Corporate Controller of YUM. He has served in this position since April 2005. From September 2001 to April 2005, Mr. Knopf served as Vice President of Corporate Planning and Strategy of YUM.

Emil J. Brolick, 62, is Chief Operating Officer for YUM and President of LJS/A&W. He has served as Chief Operating Officer since June 2008 and as President of LJS/A&W since January 2010. Prior to being named Chief Operating Officer, he served as President of U.S. Brand Building, a position he held from December 2006 to June 2008. Prior to that, he served as President and Chief Concept Officer of Taco Bell, a position he held from July 2000 to November 2006. Prior to joining Taco Bell, Mr. Brolick served as Senior Vice President of New Product Marketing, Research & Strategic Planning for Wendy's International, Inc. from August 1995 to July 2000.

Scott O. Bergren, 63, is President and Chief Concept Officer of Pizza Hut. He has served in this position since November 2006. Prior to this position, he served as Chief Marketing Officer of KFC and YUM from August 2003 to November 2006. From September 2002 until July 2003, he was the Executive Vice President, Marketing and Chief Concept Officer for YUM Restaurants International, Inc. From April 2002 until September 2002, he was Senior Vice President New Concepts for YUM Restaurants International, Inc. From June 1995 until 2002, he was Chief Executive Officer of Chevy's Mexican Restaurants, Inc.

Greg Creed, 52, is President and Chief Concept Officer of Taco Bell. He has served in this position since December 2006. Prior to this position, Mr. Creed served as Chief Operating Officer of YUM from December 2005 to November 2006. Mr. Creed served as Chief Marketing Officer of Taco Bell from July 2001 to October 2005.

Roger Eaton, 49, is President and Chief Concept Officer of KFC. He has served in this position since June 2008. From April 2008 to June 2008, he served as Chief Operating and Development Officer of YUM. From January 2008 until April 2008, he served as Chief Operating and Development Officer – Designate. From 2000 until January 2008, he was Senior Vice President/Managing Director of YUM! Restaurants International South Pacific.

Graham D. Allan, 54, is the President of YRI. He has served in this position since November 2003. Immediately prior to this position he served as Executive Vice President of YRI. From December 2000 to May 2003, Mr. Allan was the Managing Director of YRI.

Jing-Shyh S. Su, 57, is Vice-Chairman of the Board and President of YUM Restaurants China. He has served as Vice-Chairman of the Board since March 2008, and he has served as President of YUM Restaurants China since 1997. Prior to this, he was the Vice President of North Asia for both KFC and Pizza Hut. Mr. Su started his career with YUM in 1989 as KFC International's Director of Marketing for the North Pacific area.

Executive officers are elected by and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Common Stock trades under the symbol YUM and is listed on the New York Stock Exchange ("NYSE"). The following sets forth the high and low NYSE composite closing sale prices by quarter for the Company's Common Stock and dividends per common share.

2009				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 32.87	$ 23.47	$ —	$ 0.19
Second	36.64	27.48	0.38	0.19
Third	36.56	32.57	—	0.19
Fourth	36.06	32.50	0.42	0.21

2008				
Quarter	High	Low	Dividends Declared	Dividends Paid
First	$ 39.00	$ 33.12	$ 0.15	$ 0.15
Second	41.34	36.85	0.19	0.15
Third	38.68	33.78	—	0.19
Fourth	39.23	22.25	0.38	0.19

In 2008, the Company declared one cash dividend of $0.15 per share of Common Stock and three cash dividends of $0.19 per share of Common Stock, one of which was paid in 2009. In 2009, the Company declared two cash dividends of $0.19 per share and two cash dividends of $0.21 per share of Common Stock, one of which had a distribution date of February 5, 2010. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income.

As of February 10, 2010, there were approximately 77,000 registered holders of record of the Company's Common Stock.

The Company had no sales of unregistered securities during 2009, 2008 or 2007.

Issuer Purchases of Equity Securities

For the year ended December 26, 2009, there were no shares of Common Stock repurchased by the Company.

In September 2009, our Board of Directors authorized share repurchases of up to $300 million (excluding applicable transaction fees) of our outstanding Common Stock. This authorization expires in September 2010.

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Discretionary Sector, a peer group that includes YUM, for the period from December 23, 2004 to December 25, 2009, the last trading day of our 2009 fiscal year. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 23, 2004 and that all dividends were reinvested.


YUM!
S&P 500
S&P 500 Consumer Discretionary
$250
$200
$150
$100
$50

	12/23/04	12/30/05	12/29/06	12/28/07	12/26/08	12/25/09
YUM!	$ 100	$ 102	$ 130	$ 173	$ 138	$ 166
S&P 500	$ 100	$ 105	$ 122	$ 129	$ 78	$ 103
S&P Consumer Discretionary	$ 100	$ 95	$ 113	$ 98	$ 63	$ 93

Item 6. Selected Financial Data.

Selected Financial Data
YUM! Brands, Inc. and Subsidiaries
(in millions, except per share and unit amounts)

	Fiscal Year				
	2009	2008	2007	2006	2005
Summary of Operations					
Revenues					
Company sales	$ 9,413	$ 9,843	$ 9,100	$ 8,365	$ 8,225
Franchise and license fees and income	1,423	1,461	1,335	1,196	1,124
Total	10,836	11,304	10,435	9,561	9,349
Closures and impairment income (expenses)[a]	(103)	(43)	(35)	(59)	(62)
Refranchising gain (loss)[a]	26	5	11	24	43
Operating Profit[b]	1,590	1,517	1,357	1,262	1,153
Interest expense, net	194	226	166	154	127
Income before income taxes	1,396	1,291	1,191	1,108	1,026
Net Income – including noncontrolling interest	1,083	972	909	824	762
Net Income – YUM! Brands, Inc.	1,071	964	909	824	762
Basic earnings per common share[c]	2.28	2.03	1.74	1.51	1.33
Diluted earnings per common share[c]	2.22	1.96	1.68	1.46	1.28
Diluted earnings per common share before special items[d]	2.17	1.91	1.68	1.46	1.27
Cash Flow Data					
Provided by operating activities	$ 1,404	$ 1,521	$ 1,551	$ 1,257	$ 1,233
Capital spending, excluding acquisitions	797	935	726	572	609
Proceeds from refranchising of restaurants	194	266	117	257	145
Repurchase shares of Common Stock	—	1,628	1,410	983	1,056
Dividends paid on Common Stock	362	322	273	144	123
Balance Sheet					
Total assets	$ 7,148	$ 6,527	$ 7,188	$ 6,368	$ 5,797
Long-term debt	3,207	3,564	2,924	2,045	1,649
Total debt	3,266	3,589	3,212	2,272	1,860
Other Data					
Number of stores at year end					
Company	7,666	7,568	7,625	7,736	7,587
Unconsolidated Affiliates	469	645	1,314	1,206	1,648
Franchisees	26,745	25,911	24,297	23,516	22,666
Licensees	2,200	2,168	2,109	2,137	2,376
System	37,080	36,292	35,345	34,595	34,277
U.S. same store sales growth[e]	(5%)	2%	—	1%	3%
YRI system sales growth[e]					
Reported	(3%)	10%	15%	7%	9%
Local currency[f]	5%	8%	10%	7%	6%
China Division system sales growth[e]					
Reported	10%	31%	31%	26%	13%
Local currency[f]	9%	20%	24%	23%	11%
Shares outstanding at year end[c]	469	459	499	530	556
Cash dividends declared per Common Stock[c]	$ 0.80	$ 0.72	$ 0.45	$ 0.43	$ 0.22
Market price per share at year end [c]	$ 35.38	$ 30.28	$ 38.54	$ 29.40	$ 23.44

Fiscal years 2009, 2008, 2007 and 2006 include 52 weeks and fiscal year 2005 includes 53 weeks.

The selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

(a) Fiscal year 2009 included non-cash charges of $26 million and $12 million to write-off goodwill related to our LJS/A&W U.S. and Pizza Hut South Korea businesses, respectively. See Note 5 to the Consolidated Financial Statements for a description of our store closures, store impairment expenses and Refranchising Gain (Loss) in 2009, 2008 and 2007. Additionally, see Note 10 describing our goodwill impairment expense recognized in 2009.

(b) Fiscal year 2009 included a gain of $68 million related to the consolidation of a former unconsolidated affiliate in China, a loss of $40 million related to U.S. business transformation measures, including the $26 million goodwill charge described in (a), and a loss of $10 million as a result of our decision to offer to refranchise an equity market outside the U.S. Fiscal year 2008 included a gain of $100 million related to the sale of our interest in our unconsolidated affiliate in Japan and a loss of $61 million related to U.S. business transformation measures. These items are discussed further within our MD&A. Fiscal year 2005 included gains of $2 million for recoveries related to both the Wrench litigation and Ameriserve bankruptcy.

(c) Adjusted for the two for one stock split on June 26, 2007. See Note 3 to the Consolidated Financial Statements.

(d) In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") throughout this document, the Company has provided non-GAAP measurements which present operating results on a basis before Special Items. The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items that the Company does not believe are indicative of our ongoing operations due to their size and/or nature. The gains and charges described in (b), above, are considered Special Items. The 2009 and 2008 Special Items are discussed in further detail within the MD&A.

(e) System sales growth includes the results of all restaurants regardless of ownership, including Company owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales we present on the Consolidated Statements of Income; however, the fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all our revenue drivers, Company and franchise same store sales as well as net unit development. Same store sales growth includes the results of all restaurants that have been open one year or more.

(f) Local currency represents the percentage change excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

The following Management's Discussion and Analysis ("MD&A"), should be read in conjunction with the Consolidated Financial Statements on pages 61 through 64 ("Financial Statements") and the Forward-Looking Statements on page 2 and the Risk Factors set forth in Item 1A. Throughout the MD&A, YUM! Brands, Inc. ("YUM" or the "Company") makes reference to certain performance measures as described below.

- The Company provides the percentage changes excluding the impact of foreign currency translation ("FX" or "Forex"). These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.
- System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same store sales as well as net unit development.
- Same store sales is the estimated growth in sales of all restaurants that have been open one year or more.
- Company restaurant profit is defined as Company sales less expenses incurred directly by our Company restaurants in generating Company sales. Company restaurant margin as a percentage of sales is defined as Company restaurant profit divided by Company sales.
- Operating margin is defined as Operating Profit divided by Total revenue.

All Note references herein refer to the Notes to the Financial Statements on pages 65 through 116. Tabular amounts are displayed in millions except per share and unit count amounts, or as otherwise specifically identified. All per share and share amounts herein, and in the accompanying Financial Statements and Notes to the Financial Statements have been adjusted to reflect the June 26, 2007 stock split (see Note 3).

Description of Business

YUM is the world's largest restaurant company in terms of system restaurants with over 37,000 restaurants in more than 110 countries and territories operating under the KFC, Pizza Hut, Taco Bell, Long John Silver's or A&W All-American Food Restaurants brands. Four of the Company's restaurant brands – KFC, Pizza Hut, Taco Bell and Long John Silver's – are the global leaders in the chicken, pizza, Mexican-style food and quick-service seafood categories, respectively. Of the over 37,000 restaurants, 21% are operated by the Company, 73% are operated by franchisees and unconsolidated affiliates and 6% are operated by licensees.

YUM's business consists of three reporting segments: United States, YUM Restaurants International ("YRI" or "International Division") and the China Division. The China Division includes mainland China ("China"), Thailand and KFC Taiwan and YRI includes the remainder of our international operations. The China Division, YRI and Taco Bell-U.S. now represent approximately 85% of the Company's operating profits. Our KFC-U.S. and Pizza Hut-U.S. businesses operate in highly competitive marketplaces resulting in slower profit growth, but continue to produce strong cash flows.

Segment Reporting Changes

In the first quarter of 2010 we will begin reporting information for our Thailand and KFC Taiwan businesses within our International Division as a result of changes to our management reporting structure. The China Division will only consist of operations in mainland China and the International Division will include the remainder of our international operations. While our consolidated results will not be impacted, we will restate our historical segment information during 2010 for consistent presentation. All forward looking information within this MD&A reflects these changes in our reporting structure.

In connection with our U.S. business transformation measures our reported segment results began reflecting increased allocations of certain expenses in 2009 that were previously reported as unallocated and corporate G&A expenses. While our consolidated results were not impacted, we believe the revised allocation better aligns costs with accountability of our segment managers. These revised allocations are being used by our Chairman and Chief Executive Officer, in his role as chief operating decision maker, in his assessment of operating performance. We have restated segment information for the years ended December 27, 2008 and December 29, 2007 to be consistent with the current period presentation.

The following table summarizes the 2008 and 2007 impact of the revised allocations by segment:

Increase/(Decrease)	2008	2007
U.S. G&A	$ 53	$ 54
YRI G&A	6	6
Unallocated and corporate G&A expenses	(59)	(60)

Strategies

The Company continues to focus on four key strategies:

Build Leading Brands in China in Every Significant Category – The Company has developed the KFC and Pizza Hut brands into the leading quick service and casual dining restaurants, respectively, in mainland China. Additionally, the Company owns and operates the distribution system for its restaurants in mainland China which we believe provides a significant competitive advantage. Given this strong competitive position, a growing economy and a population of 1.3 billion in mainland China, the Company is rapidly adding KFC and Pizza Hut Casual Dining restaurants and testing the additional restaurant concepts of Pizza Hut Home Service (pizza delivery) and East Dawning (Chinese food). Our ongoing earnings growth model in mainland China is driven by new unit development each year and modest same store sales growth, which we expect to drive annual Operating Profit growth of 15%.

Drive Aggressive International Expansion and Build Strong Brands Everywhere – The Company and its franchisees opened approximately 900 new restaurants in 2009 in the Company's International Division, representing 10 straight years of opening over 700 restaurants, and is the leading international retail developer in terms of units opened. The Company expects to continue to experience strong growth by building out existing markets and growing in new markets including France, Russia and India. The International Division's Operating Profit has experienced a 7 year compound annual growth rate of 11%. Our ongoing earnings growth model includes annual Operating Profit growth of 10% driven by new unit development, modest same store sales growth, modest margin improvement and leverage of our General and Administrative ("G&A") infrastructure for YRI.

Dramatically Improve U.S. Brand Positions, Consistency and Returns – The Company continues to focus on improving its U.S. position through differentiated products and marketing and an improved customer experience. The Company also strives to provide industry leading new product innovation which adds sales layers and expands day parts. We continue to evaluate our returns and ownership positions with an earn the right to own philosophy on Company owned restaurants. Our ongoing earnings growth model calls for annual Operating Profit growth of 5% in the U.S. with same store sales growth of 2%, modest restaurant margin improvement and leverage of our G&A infrastructure.

Drive Industry-Leading, Long-Term Shareholder and Franchisee Value – The Company is focused on delivering high returns and returning substantial cash flows to its shareholders via dividends and share repurchases. The Company has one of the highest returns on invested capital in the Quick Service Restaurants ("QSR") industry. The Company's dividend and share repurchase programs have returned over $1 billion and $6 billion to shareholders, respectively, since 2004. The Company is targeting an annual dividend payout ratio of 35% to 40% of net income and has increased the quarterly dividend each year since inception in 2004. Shares are repurchased opportunistically as part of our regular capital structure decisions.

Details of our 2010 Guidance by division can be found online at http://www.yum.com.

2009 Highlights

- Diluted EPS growth of 13% or $2.17 per share, excluding Special Items.
- Worldwide system sales growth of 1% prior to foreign currency translation.
- Worldwide revenue declined 4% driven by foreign currency translation and refranchising.
- International development of 1,467 new restaurants including 509 in mainland China and 898 in YRI.
- Worldwide Operating Profit growth of 9% prior to foreign currency translation and Special Items, including growth of 23% in the China Division, 5% in YRI and 1% in the U.S. After foreign currency translation, but prior to Special Items, worldwide Operating Profit growth was 6%.
- Worldwide restaurant margin improved by 1.7 percentage points driven by the China Division and the U.S.
- Diluted EPS growth was negatively impacted by approximately $0.07 per share due to foreign currency translation that was fully offset by lower interest expense and a lower tax rate.

Results of Operations

	Amount			% B/(W)	
	2009	2008	2007	2009	2008
Company sales	$ 9,413	$ 9,843	$ 9,100	(4)	8
Franchise and license fees and income	1,423	1,461	1,335	(3)	9
Total revenues	$ 10,836	$ 11,304	$ 10,435	(4)	8
Company restaurant profit	$ 1,479	$ 1,378	$ 1,327	7	4
% of Company sales	15.7%	14.0%	14.6%	1.7 ppts.	(0.6) ppts.
Operating Profit	1,590	1,517	1,357	5	12
Interest expense, net	194	226	166	14	(36)
Income tax provision	313	319	282	2	(13)
Net Income – including noncontrolling interest	1,083	972	909	11	7
Net Income – noncontrolling interest	12	8	—	NM	NM
Net Income – YUM! Brands, Inc.	$ 1,071	$ 964	$ 909	11	6
Diluted EPS[a]	$ 2.22	$ 1.96	$ 1.68	13	17
Diluted EPS before Special Items[a]	$ 2.17	$ 1.91	$ 1.68	13	14
Effective tax rate	22.4%	24.7%	23.7%		

(a) See Note 4 for the number of shares used in these calculations.

Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

Special Items

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") above and throughout this document, the Company has provided non-GAAP measurements which present operating results in 2009 and 2008 on a basis before Special Items. Included in Special Items are the impact of measures we took to transform our U.S. business ("the U.S. business transformation measures") including: the U.S. refranchising (gain) loss, charges relating to U.S. General and Administrative ("G&A") productivity initiatives and realignment of resources, investments in our U.S. Brands and a 2009 U.S. Goodwill impairment charge. Special items also include the 2009 loss recognized as a result of our decision to offer to refranchise an equity market outside the U.S., the 2009 gain upon our acquisition of additional ownership in, and consolidation of, the operating entity that owns the KFCs in Shanghai, China, and the 2008 gain on the sale of our minority interest in our Japan unconsolidated affiliate. These amounts are further described below.

The Company uses earnings before Special Items as a key performance measure of results of operations for the purpose of evaluating performance internally. This non-GAAP measurement is not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of earnings before Special Items provides additional information to investors to facilitate the comparison of past and present operations, excluding items in 2009 and 2008 that the Company does not believe are indicative of our ongoing operations due to their size and/or nature.

	Year	
	12/26/09	12/27/08
Detail of Special Items		
U.S. Refranchising gain (loss)	$ 34	$ (5)
Long John Silver's/A&W U.S. Goodwill impairment charge	(26)	—
Charges relating to U.S. G&A productivity initiatives and realignment of resources	(16)	(49)
Investments in our U.S. Brands	(32)	(7)
Gain upon consolidation of a former unconsolidated affiliate in China	68	—
Loss as a result of our offer to refranchise an equity market outside the U.S.	(10)	—
Gain upon the sale of our interest in our Japan unconsolidated affiliate	—	100
Total Special Items Income (Expense)	18	39
Tax Benefit (Expense) on Special Items[a]	5	(14)
Special Items Income (Expense), net of tax	$ 23	$ 25
Average diluted shares outstanding	483	491
Special Items diluted EPS	$ 0.05	$ 0.05
Reconciliation of Operating Profit Before Special Items to Reported Operating Profit		
Operating Profit before Special Items	$ 1,572	$ 1,478
Special Items Income (Expense)	18	39
Reported Operating Profit	$ 1,590	$ 1,517
Reconciliation of EPS Before Special Items to Reported EPS		
Diluted EPS before Special Items	$ 2.17	$ 1.91
Special Items EPS	0.05	0.05
Reported EPS	$ 2.22	$ 1.96
Reconciliation of Effective Tax Rate Before Special Items to Reported Effective Tax Rate		
Effective Tax Rate before Special Items	23.1%	24.3%
Impact on Tax Rate as a result of Special Items[a]	(0.7)%	0.4%
Reported Effective Tax Rate	22.4%	24.7%

(a) The tax benefit (expense) was determined based upon the impact of the nature, as well as the jurisdiction of the respective individual components within Special Items.

U.S. Business Transformation Measures

The U.S. business transformation measures in 2008 and 2009 included: expansion of our U.S. refranchising; a reduced emphasis on multi-branding as a long-term growth strategy; G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases. We do not believe these measures are indicative of our ongoing operations and are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes.

In the years ended December 26, 2009 and December 27, 2008, we recorded a pre-tax gain of $34 million and a pre-tax loss of $5 million from refranchising in the U.S., respectively. In 2010, we currently expect to refranchise 500 restaurants in the U.S. The impact of this refranchising on our 2010 results will be determined by the stores that we are able to sell and the specific prices we are able to obtain for those stores. Additionally, to the extent we offer to sell a store or group of stores at a loss, such loss is recorded at the date we make such offer. Gains upon refranchising, however, are not recorded until we consummate the sale. This timing difference can create quarterly or annual earnings volatility as decisions are made to refranchise a portfolio of stores.

As a result of a decline in future profit expectations for our LJS and A&W U.S. businesses due in part to the impact of a reduced emphasis on multi-branding, we recorded a non-cash charge of $26 million, which resulted in no related income tax benefit, in the fourth quarter of 2009 to write-off goodwill associated with these businesses.

In connection with our G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs) we recorded pre-tax charges of $16 million and $49 million in the years ended December 26, 2009 and December 27, 2008, respectively. We realized a $65 million decline in our U.S. G&A expenses in the year ended December 26, 2009 driven by the U.S. productivity initiatives and realignment of resources measures we took in 2008 and 2009.

Additionally, the Company recognized a reduction to Franchise and license fees and income of $32 million, pre-tax, in the year ended December 26, 2009 related to investments in our U.S. Brands. These investments reflect our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. The reimbursements were recorded as a reduction to franchise and license fees and income as we would not have provided the reimbursements absent the ongoing franchisee relationship. In the year ended December 27, 2008, the Company recognized pre-tax expense of $7 million related to investments in our U.S. Brands in Franchise and license expenses.

Consolidation of a Former Unconsolidated Affiliate in Shanghai, China

On May 4, 2009 we acquired an additional 7% ownership in the entity that operates more than 200 KFCs in Shanghai, China for $12 million, increasing our ownership to 58%. This entity has historically been accounted for as an unconsolidated affiliate under the equity method of accounting. Concurrent with the acquisition we received additional rights in the governance of the entity and thus we began consolidating the entity upon acquisition. As required by GAAP, we remeasured our previously held 51% ownership, which had a recorded value of $17 million at the date of acquisition, in the entity at fair value and recognized a gain of $68 million accordingly. This gain, which resulted in no related income tax expense, was recorded in Other (income) expense in our Consolidated Statements of Income and was not allocated to any segment for performance reporting purposes.

Under the equity method of accounting, we previously reported our 51% share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. Subsequent to the date of the acquisition, we reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer record franchise fee income for these restaurants nor do we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income-noncontrolling interest within our Consolidated Statements of Income. For the year ended December 26, 2009 the consolidation of this entity increased Company sales by $192 million and decreased Franchise and license fees and income by $12 million. The consolidation of this entity positively impacted Operating Profit by $4 million in 2009. The impact on Net Income – YUM! Brands, Inc. was not significant to the year ended December 26, 2009. Prior to lapping the acquisition of this entity during the second quarter of 2010, we expect the impact of this transaction to increase the China Division's Company sales by approximately $100 million, decrease Franchise and license fees and income by approximately $6 million and provide a modest increase to Operating Profit during the first half of 2010.

Refranchising of an International Equity Market

In the third quarter of 2009 we recognized a $10 million refranchising loss as a result of our decision to offer to refranchise our KFC Taiwan equity market. This loss, which resulted in no related income tax benefit, was not allocated to any segment for performance reporting purposes. This market was refranchised on January 31, 2010. We are currently evaluating what amount of the $37 million in goodwill associated with KFC Taiwan should be written off in the first quarter of 2010 as a result of this refranchising.

Sale of our Interest in our Unconsolidated Affiliate in Japan

During the year ended December 27, 2008 we recorded a pre-tax gain of approximately $100 million related to the sale of our interest in our unconsolidated affiliate in Japan (See Note 5 for further discussion of this transaction). This gain was recorded in Other (income) expense in our Consolidated Statement of Income and was not allocated to any segment for performance reporting purposes.

Restaurant Profit

The U.S. restaurant margin increased 1.4 percentage points in 2009. This increase was largely driven by commodity deflation of $28 million and productivity initiatives partially offset by Company same store sales declines of 4%. Additionally, our U.S. store portfolio actions, including the refranchising of 541 stores during 2009, positively impacted our restaurant margin by 0.4 percentage points.

Our U.S. restaurant margin decreased 0.8 percentage points in 2008. Restaurant profit was negatively impacted by $119 million of commodity inflation for the full year 2008. Additionally, restaurant profit in 2008 was negatively impacted by $30 million due to higher property and casualty self-insurance expense, exclusive of the estimated reduction due to refranchised stores, as we lapped favorability in 2007. These decreases were partially offset by Company same store sales growth of 3% resulting from pricing actions we took.

China Division restaurant margin increased 1.8 percentage points and declined 1.7 percentage points in 2009 and 2008, respectively. The 2009 improvement was largely driven by commodity deflation of $61 million offsetting Company same store sales declines 1%. Commodity inflation of $78 million and higher labor costs partially offset by Company same store sales growth of 7% drove the 2008 restaurant margin decline.

Impact of Foreign Currency Translation on Operating Profit

Changes in foreign currency exchange rates negatively impacted the translation of our foreign currency denominated Operating Profit in our International Division by $56 million and positively impacted Operating Profit in our China Division by $10 million for the year ended December 26, 2009. In the year ended December 27, 2008 our Operating Profit in our International and China Divisions was positively impacted by $9 million and $42 million, respectively, by changes in foreign currency exchange rates.

Pizza Hut South Korea Goodwill Impairment

As a result of a decline in future profit expectations for our Pizza Hut South Korea market we recorded a goodwill impairment charge of $12 million for this market during 2009. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was allocated to our International Division for performance reporting purposes.

Consolidation of a Former Unconsolidated Affiliate in Beijing, China

In 2008, we began consolidating an entity in which we have a majority ownership interest and that operates the KFCs in Beijing, China. Our partners in this entity are essentially state-owned enterprises. We historically did not consolidate this entity, instead accounting for the unconsolidated affiliate using the equity method of accounting, due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business. Concurrent with a decision that we made on January 1, 2008 regarding top management of the entity, we no longer believe that our partners effectively participate in the decisions that are made in the ordinary course of business. In accordance with GAAP, we began consolidating this entity on that date.

Like our other unconsolidated affiliates, the accounting for this entity prior to 2008 resulted in royalties being reflected as Franchise and license fees and our share of the entity's net income being reflected in Other (income) expense. Subsequent to the date of consolidation, we reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer record franchise fee income for these restaurants nor do we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income-noncontrolling interest within our Consolidated Statement of Income. For the year ended December 27, 2008 the consolidation of this entity increased the China Division's Company sales by approximately $300 million and decreased Franchise and license fees and income by approximately $20 million. The consolidation of this entity positively impacted Operating Profit by approximately $20 million in 2008. The positive impact on Operating Profit was offset by Net Income – noncontrolling interest of $8 million and a higher Income tax provision such that there was no impact on Net Income – YUM! Brands, Inc. for the year ended December 27, 2008. The Consolidated Statement of Income was impacted by similar amounts for the year ended December 26, 2009.

Mexico Value Added Tax ("VAT") Exemption

On October 1, 2007, Mexico enacted new legislation that eliminated a tax ruling that allowed us to claim an exemption related to VAT payments. Beginning on January 1, 2008, we were required to remit VAT on all Company restaurant sales resulting in lower Company sales and Restaurant profit. As a result of this new legislation, our International Division's Company sales and Restaurant profit for the year ended December 27, 2008 were unfavorably impacted by approximately $38 million and $34 million, respectively. The International Division's system sales growth and restaurant margin as a percentage of sales were negatively impacted by approximately 0.3 and 1.2 percentage points, respectively, for the year ended December 27, 2008. The 2009 impact versus 2008 was not significant to our International Division's results of operations.

Tax Legislation – Mainland China

On March 16, 2007, the National People's Congress in mainland China enacted new tax legislation that went into effect on January 1, 2008. Upon enactment, which occurred in the China Division's 2007 second fiscal quarter, the deferred tax balances of all Chinese entities, including our unconsolidated affiliates, were adjusted. These income tax rate changes positively impacted our 2009 and 2008 Net Income – YUM! Brands, Inc. by approximately $15 million and $20 million, respectively, compared to what it would have otherwise been had no new tax legislation been enacted. The impacts on our Income tax provision and Operating Profit in the year ended December 29, 2007 were not significant.

Store Portfolio Strategy

From time to time we sell Company restaurants to existing and new franchisees where geographic synergies can be obtained or where franchisees' expertise can generally be leveraged to improve our overall operating performance, while retaining Company ownership of strategic U.S. and international markets. In the U.S., we are targeting Company ownership of restaurants potentially below 10%, down from its current level of 16%. Consistent with this strategy, 541, 700 and 304 Company restaurants in the U.S. were sold to franchisees in the years ended December 26, 2009, December 27, 2008 and December 29, 2007, respectively.

Refranchisings reduce our reported revenues and restaurant profits and increase the importance of system sales growth as a key performance measure. Additionally, G&A expenses will decline over time as a result of these refranchising activities. The timing of G&A declines will vary and often lag the actual refranchising activities as the synergies are typically dependent upon the size and geography of the respective deals. G&A expenses included in the tables below reflect only direct G&A that we no longer incurred as a result of stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year.

The following table summarizes our worldwide refranchising activities:

	2009	2008	2007
Number of units refranchised	613	775	420
Refranchising proceeds, pre-tax	$ 194	$ 266	$ 117
Refranchising net gains, pre-tax	$ 26	$ 5	$ 11

Form 10-K

The impact on Operating Profit arising from refranchising is the net of (a) the estimated reductions in restaurant profit, which reflects the decrease in Company sales, and G&A expenses and (b) the increase in franchise fees from the restaurants that have been refranchised. The tables presented below reflect the impacts on Total revenues and on Operating Profit from stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective current year. In these tables, Decreased Company sales and Decreased Restaurant profit represents the amount of sales or restaurant profit earned by the refranchised restaurants during the period we owned them in the prior year but did not own them in the current year. Increased Franchise and license fees represents the franchise and license fees from the refranchised restaurants that were recorded by the Company in the current year during periods in which the restaurants were Company stores in the prior year.

The following table summarizes the impact of refranchising as described above:

	2009			
	U.S.	YRI	China Division	Worldwide
Decreased Company sales	$ (640)	$ (77)	$ (5)	$ (722)
Increased Franchise and license fees and income	36	5	—	41
Decrease in Total revenues	$ (604)	$ (72)	$ (5)	$ (681)

	2008			
	U.S.	YRI	China Division	Worldwide
Decreased Company sales	$ (300)	$ (106)	$ (5)	$ (411)
Increased Franchise and license fees and income	16	6	—	22
Decrease in Total revenues	$ (284)	$ (100)	$ (5)	$ (389)

The following table summarizes the estimated impact on Operating Profit of refranchising:

	2009			
	U.S.	YRI	China Division	Worldwide
Decreased Restaurant profit	$ (63)	$ (2)	$ (1)	$ (66)
Increased Franchise and license fees and income	36	5	—	41
Decreased G&A	14	—	—	14
Increase (decrease) in Operating Profit	$ (13)	$ 3	$ (1)	$ (11)

	2008			
	U.S.	YRI	China Division	Worldwide
Decreased Restaurant profit	$ (19)	$ (8)	$ (1)	$ (28)
Increased Franchise and license fees and income	16	6	—	22
Decreased G&A	7	1	—	8
Increase (decrease) in Operating Profit	$ 4	$ (1)	$ (1)	$ 2

Restaurant Unit Activity

Worldwide	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2007	7,625	1,314	24,297	33,236
New Builds	596	89	1,173	1,858
Acquisitions	106	—	(105)	1
Refranchising	(775)	(1)	776	—
Closures	(166)	(8)	(800)	(974)
Other[b][c]	182	(749)	570	3
Balance at end of 2008	7,568	645	25,911	34,124
New Builds	595	70	1,068	1,733
Acquisitions	57	—	(57)	—
Refranchising	(613)	—	612	(1)
Closures	(178)	(10)	(756)	(944)
Other[d]	237	(236)	(33)	(32)
Balance at end of 2009	7,666	469	26,745	34,880
% of Total	22%	1%	77%	100%

United States	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2007	3,896	—	14,081	17,977
New Builds	94	—	269	363
Acquisitions	95	—	(94)	1
Refranchising	(700)	—	700	—
Closures	(71)	—	(477)	(548)
Other	—	—	3	3
Balance at end of 2008	3,314	—	14,482	17,796
New Builds	45	—	221	266
Acquisitions	42	—	(42)	—
Refranchising	(541)	—	540	(1)
Closures	(60)	—	(354)	(414)
Other	—	—	(28)	(28)
Balance at end of 2009	2,800	—	14,819	17,619
% of Total	16%	—	84%	100%

Form 10-K

YRI	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2007	1,642	568	9,963	12,173
New Builds	55	—	869	924
Acquisitions	4	—	(4)	—
Refranchising	(71)	(1)	72	—
Closures	(41)	—	(310)	(351)
Other[b]	—	(567)	567	—
Balance at end of 2008	1,589	—	11,157	12,746
New Builds	74	—	824	898
Acquisitions	—	—	—	—
Refranchising	(61)	—	61	—
Closures	(46)	—	(387)	(433)
Other	—	—	(5)	(5)
Balance at end of 2009	1,556	—	11,650	13,206
% of Total	12%	—	88%	100%

China Division	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees[a]
Balance at end of 2007	2,087	746	253	3,086
New Builds	447	89	35	571
Acquisitions	7	—	(7)	—
Refranchising	(4)	—	4	—
Closures	(54)	(8)	(13)	(75)
Other[c]	182	(182)	—	—
Balance at end of 2008	2,665	645	272	3,582
New Builds	476	70	23	569
Acquisitions	15	—	(15)	—
Refranchising	(11)	—	11	—
Closures	(72)	(10)	(15)	(97)
Other[d]	237	(236)	—	1
Balance at end of 2009	3,310	469	276	4,055
% of Total	81%	12%	7%	100%

(a) The Worldwide, U.S. and YRI totals exclude 2,200, 2,046 and 154 licensed units, respectively, at December 26, 2009. There are no licensed units in the China Division. As licensed units have lower average unit sales volumes than our traditional units and our current strategy does not place a significant emphasis on expanding our licensed units, we do not believe that providing further detail of licensed unit activity provides significant or meaningful information.

(b) In our fiscal quarter ended March 22, 2008, we sold our interest in our unconsolidated affiliate in Japan. While we will no longer have an ownership interest in the entity that operates both KFCs and Pizza Huts in Japan, it will continue to be a franchisee as it was when it operated as an unconsolidated affiliate. See Note 5.

(c) On January 1, 2008, we began consolidating an entity in China in which we have a majority ownership interest. This entity was previously accounted for as an unconsolidated affiliate and we reclassified the units accordingly. See Note 5.

(d) During the second quarter of 2009 we acquired additional ownership in and began consolidating an entity that operates the KFC business in Shanghai, China and have reclassified the units accordingly. This entity was previously accounted for as an unconsolidated affiliate.

Multibrand restaurants are included in the totals above. Multibrand conversions increase the sales and points of distribution for the second brand added to a restaurant but do not result in an additional unit count. Similarly, a new multibrand restaurant, while increasing sales and points of distribution for two brands, results in just one additional unit count.

System Sales Growth

The following tables detail the key drivers of system sales growth for each reportable segment by year. Net unit growth represents the net impact of actual system sales growth due to new unit openings and historical system sales lost due to closures as well as any necessary rounding.

	2009 vs. 2008			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	(5)%	1%	(2)%	(2)%
Net unit growth and other	1	4	11	3
Foreign currency translation	N/A	(8)	1	(3)
% Change	(4)%	(3)%	10%	(2)%
% Change, excluding forex	N/A	5%	9%	1%

	2008 vs. 2007			
	U.S.	YRI	China Division	Worldwide
Same store sales growth (decline)	2%	4%	6%	3%
Net unit growth and other	1	4	14	4
Foreign currency translation	N/A	2	11	1
% Change	3%	10%	31%	8%
% Change, excluding forex	N/A	8%	20%	7%

Form 10-K

Company Operated Store Results

The following tables detail the key drivers of the year-over-year changes of Company Sales and Restaurant Profit. Store portfolio actions represent the net impact of new unit openings, acquisitions, refranchisings and store closures on Company Sales or Restaurant Profit. The impact of new unit openings and acquisitions represent the actual Company Sales or Restaurant Profit for the periods the Company operated the restaurants in the current year but did not operate them in the prior year. The impact of refranchisings and store closures represent the actual Company Sales or Restaurant Profit for the periods in the prior year while the Company operated the restaurants but did not operate them in the current year.

The dollar changes in Company Restaurant Profit by year were as follows:

U.S.

	2009 vs. 2008				
Income / (Expense)	2008	Store Portfolio Actions	Other	FX	2009
Company Sales	$ 4,410	$ (515)	$ (157)	$ N/A	$ 3,738
Cost of Sales	(1,335)	158	107	N/A	(1,070)
Cost of Labor	(1,329)	157	51	N/A	(1,121)
Occupancy and Other	(1,195)	154	13	N/A	(1,028)
Restaurant Profit	$ 551	$ (46)	$ 14	$ N/A	$ 519
Restaurant Margin	12.5%				13.9%

	2008 vs. 2007				
Income / (Expense)	2007	Store Portfolio Actions	Other	FX	2008
Company Sales	$ 4,518	$ (242)	$ 134	$ N/A	$ 4,410
Cost of Sales	(1,317)	75	(93)	N/A	(1,335)
Cost of Labor	(1,377)	75	(27)	N/A	(1,329)
Occupancy and Other	(1,221)	77	(51)	N/A	(1,195)
Restaurant Profit	$ 603	$ (15)	$ (37)	$ N/A	$ 551
Restaurant Margin	13.3%				12.5%

In 2009, the decrease in U.S. Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company Sales and/or Restaurant Profit were Company same store sales decline of 4%, commodity deflation of $28 million (primarily cheese), and cost savings associated with productivity initiatives.

In 2008, the decrease in U.S. Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by refranchising. Significant other factors impacting Company Sales and/or Restaurant Profit were Company same store sales growth of 3%, commodity inflation of $119 million (primarily cheese, meat, chicken and wheat costs), higher labor costs (primarily wage rate and salary increases) and higher property and casualty insurance expense as we lapped favorability recognized in 2007.

YRI

Income / (Expense)	2009 vs. 2008				
	2008	Store Portfolio Actions	Other	FX	2009
Company Sales	$ 2,375	$ 26	$ 34	$ (382)	$ 2,053
Cost of Sales	(752)	(11)	(16)	123	(656)
Cost of Labor	(618)	(6)	(6)	97	(533)
Occupancy and Other	(742)	(6)	(9)	122	(635)
Restaurant Profit	$ 263	$ 3	$ 3	$ (40)	$ 229
Restaurant Margin	11.1%				11.1%

Income / (Expense)	2008 vs. 2007				
	2007	Store Portfolio Actions	Other	FX	2008
Company Sales	$ 2,507	$ (75)	$ (10)	$ (47)	$ 2,375
Cost of Sales	(751)	17	(29)	11	(752)
Cost of Labor	(655)	25	(1)	13	(618)
Occupancy and Other	(794)	27	3	22	(742)
Restaurant Profit	$ 307	$ (6)	$ (37)	$ (1)	$ 263
Restaurant Margin	12.3%				11.1%

In 2009, the increase in YRI Company Sales and Restaurant Profit associated with store portfolio actions was driven by new unit development partially offset by refranchising and closures. Significant other factors impacting Company Sales and/or Restaurant Profit were Company same store sales growth of 1% due to higher average guest check, commodity inflation, higher labor costs (primarily wage rate and salary increases) and higher occupancy costs.

In 2008, the decrease in YRI Company Sales and Restaurant Profit associated with store portfolio actions was driven by refranchising and closures, partially offset by new unit development. Significant other factors impacting Company Sales and/or Restaurant Profit were the elimination of a VAT exemption in Mexico with an estimated negative impact of $38 million and $34 million, respectively. An increase in commodity costs was partially offset by higher average guest check.

China Division

Income / (Expense)	2009 vs. 2008				
	2008	Store Portfolio Actions	Other	FX	2009
Company Sales	$ 3,058	$ 548	$ (22)	$ 38	$ 3,622
Cost of Sales	(1,152)	(199)	87	(13)	(1,277)
Cost of Labor	(423)	(81)	8	(4)	(500)
Occupancy and Other	(919)	(196)	12	(11)	(1,114)
Restaurant Profit	$ 564	$ 72	$ 85	$ 10	$ 731
Restaurant Margin	18.4%				20.2%

Form 10-K

Income / (Expense)	2008 vs. 2007				
	2007	Store Portfolio Actions	Other	FX	2008
Company Sales	$ 2,075	$ 588	$ 150	$ 245	$ 3,058
Cost of Sales	(756)	(220)	(84)	(92)	(1,152)
Cost of Labor	(273)	(88)	(29)	(33)	(423)
Occupancy and Other	(629)	(196)	(21)	(73)	(919)
Restaurant Profit	$ 417	$ 84	$ 16	$ 47	$ 564
Restaurant Margin	20.1%				18.4%

In 2009, the increase in China Division Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by the development of new units and the acquisition of additional interest in and consolidation of a former China unconsolidated affiliate during 2009. Significant other factors impacting Company Sales and/or Restaurant Profit were Company same store sales declines of 1% and commodity deflation (primarily chicken) of $61 million.

In 2008, the increase in China Division Company Sales and Restaurant Profit associated with store portfolio actions was primarily driven by the development of new units and the consolidation of a former China unconsolidated affiliate at the beginning of 2008. Significant other factors impacting Company Sales and/or Restaurant Profit were Company same store sales growth of 7% and commodity inflation (primarily chicken) of $78 million.

Franchise and license fees and income

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation	
	2009	2008	2007	2009	2008	2009	2008
U.S.	$ 735	$ 722	$ 684	2	5	N/A	N/A
YRI	660	669	582	(1)	15	7	14
China Division	60	70	69	(15)	2	(16)	(6)
Unallocated	(32)	—	—	N/A	—	N/A	N/A
Worldwide	$ 1,423	$ 1,461	$ 1,335	(3)	9	1	8

Worldwide Franchise and license fees and income for 2009 included a reduction of $32 million as a result of our reimbursements to KFC franchisees for installation costs for the national launch of Kentucky Grilled Chicken that has not been allocated to the U.S. segment for performance reporting purposes.

U.S. Franchise and license fees and income for 2009 and 2008 was positively impacted by 5% and 2%, respectively, due to the impact of refranchising.

China Division Franchise and license fees and income for 2009 and 2008 was negatively impacted by 17% and 19%, respectively, related to the consolidation of two former China unconsolidated affiliates. See Note 5.

General and Administrative Expenses

	Amount			% Increase (Decrease)		% Increase (Decrease) excluding foreign currency translation	
	2009	2008	2007	2009	2008	2009	2008
U.S.	$ 482	$ 547	$ 564	(12)	(3)	N/A	N/A
YRI	341	371	381	(8)	(3)	2	(3)
China Division	209	186	151	12	24	11	16
Unallocated	189	238	197	(21)	21	N/A	N/A
Worldwide	$ 1,221	$ 1,342	$ 1,293	(9)	4	(6)	3

The decreases in U.S. and Unallocated G&A expenses for 2009 were driven by the actions taken as part of our U.S. business transformation measures.

In 2008, the decrease in U.S. G&A expenses was driven by refranchising company stores. The increase in Unallocated G&A expense was driven by approximately $49 million of charges associated with G&A productivity initiatives and realignment of resources related to the U.S. business transformation measures.

The increase in YRI G&A expenses for 2009, excluding the impact of foreign currency translation, was driven by increased costs in strategic growth markets, primarily driven by increased headcount.

In 2008, the decrease in YRI G&A expenses, excluding the impact of foreign currency translation, was driven by a reduction in convention and training expenses, as well as legal fees.

The increases in China Division G&A expenses for 2009 and 2008, excluding the impact of foreign currency translation, were driven by increased compensation costs resulting from higher headcount in mainland China.

Worldwide Franchise and License Expenses

Franchise and license expenses increased 19% in 2009. The increase was driven by quality control initiatives, increased provision for U.S. past due receivables (primarily at KFC and LJS) and higher international franchise convention costs.

Franchise and license expenses increased 67% in 2008. The increase was driven by higher marketing funding on behalf of franchisees, investments in our U.S. brands related to the U.S. business transformation measures and increased provision for past due receivables.

Worldwide Other (Income) Expense

	2009	2008	2007
Equity income from investments in unconsolidated affiliates	$ (36)	$ (41)	$ (51)
Gain upon consolidation of a former unconsolidated affiliate in China[(a)]	(68)	—	—
Gain upon sale of investment in unconsolidated affiliate[(b)(c)]	—	(100)	(6)
Wrench litigation income[(d)]	—	—	(11)
Foreign exchange net (gain) loss and other	—	(16)	(3)
Other (income) expense	$ (104)	$ (157)	$ (71)

(a) See Note 5 for further discussion of the consolidation of a former unconsolidated affiliate.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(c) Fiscal year 2007 reflects recognition of income associated with receipt of payment for a note receivable arising from the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity.

(d) Fiscal year 2007 reflects financial recoveries from settlements with insurance carriers related to a lawsuit settled by Taco Bell Corporation in 2004.

Worldwide Closure and Impairment Expenses and Refranchising (Gain) Loss

See the Store Portfolio Strategy section for more detail of our refranchising activity and Notes 5 and 10 for a summary of the components of facility actions and goodwill impairments by reportable operating segment, respectively.

Operating Profit

	Amount			% B/(W)	
	2009	2008	2007	2009	2008
United States	$ 647	$ 641	$ 685	1	(6)
YRI	491	522	474	(6)	10
China Division	602	480	375	25	28
Unallocated Franchise and license fees and income	(32)	—	—	NM	NM
Unallocated and corporate expenses	(189)	(248)	(197)	24	(26)
Unallocated Impairment expense	(26)	—	—	NM	NM
Unallocated Other income (expense)	71	117	9	NM	NM
Unallocated Refranchising gain (loss)	26	5	11	NM	NM
Operating Profit	$ 1,590	$ 1,517	$ 1,357	5	12
United States operating margin	14.5%	12.5%	13.2%	2.0 ppts.	(0.7) ppts.
International Division operating margin	18.1%	17.1%	15.4%	1.0 ppts.	1.7 ppts.

U.S. Operating Profit increased 1% in 2009. The increase was driven by the G&A savings from the actions taken as part of our U.S. business transformation measures and improved restaurant operating costs, primarily driven by commodity deflation. These increases were partially offset by same store sales declines.

U.S. Operating Profit decreased 6% in 2008. The decrease was driven by higher restaurant operating costs and higher closure and impairment expenses, partially offset by the impact of same store sales growth on Restaurant Profit (primarily due to higher average guest check) and Franchise and license fees. The increase in restaurant operating costs was primarily driven by higher commodity costs.

YRI Operating Profit decreased 6% in 2009, including an 11% unfavorable impact from foreign currency translation. Excluding the unfavorable impact from foreign currency translation, YRI Operating Profit increased 5% in 2009. The increase was driven by the impact of franchise net unit development on franchise and license fees partially offset by a $12 million goodwill impairment charge related to our Pizza Hut South Korea market.

YRI Operating Profit increased 10% in 2008, including a 2% favorable impact from foreign currency translation. The increase was driven by the impact of same store sales growth and net unit development on Franchise and license fees. These increases were partially offset by the loss of the VAT exemption in Mexico.

China Division Operating Profit increased 25% in 2009, including a 2% favorable impact from foreign currency translation. The increase was driven by the impact of commodity deflation and new unit development, partially offset by higher G&A expenses.

China Division Operating Profit increased 28% in 2008, including an 11% favorable impact from foreign currency translation. The increase was driven by the impact of same store sales growth and net unit development on Restaurant Profit. The increase was partially offset by higher restaurant operating costs and higher G&A expenses.

Unallocated Franchise and license fees and income for 2009 reflects our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken that have not been allocated to the U.S. segment for performance reporting purposes.

Unallocated and corporate expenses decreased 24% in 2009 due to the current year G&A savings attributable to, and the lapping of costs associated with, the 2008 actions taken as part of our U.S. business transformation measures.

Unallocated and corporate expenses increased 26% in 2008 due to costs associated with the U.S. business transformation measures, partially offset by lower annual incentive compensation expenses.

Unallocated impairment expense in 2009 includes a $26 million charge related to a goodwill impairment charge related to LJS/A&W U.S. goodwill.

Unallocated Other income (expense) in 2009 includes a $68 million gain recognized upon acquisition of additional ownership in, and consolidation of, the entity that operates KFCs in Shanghai, China, and 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

Interest Expense, Net

	2009	2008	2007
Interest expense	$ 212	$ 253	$ 199
Interest income	(18)	(27)	(33)
Interest expense, net	$ 194	$ 226	$ 166

Interest expense, net decreased $32 million or 14% in 2009. The decrease was driven by a decline in interest rates on the variable portion of our debt and a decrease in borrowings as compared to prior year.

Interest expense, net increased $60 million or 36% in 2008. The increase was driven by an increase in borrowings in 2008 compared to 2007, partially offset by a decrease in interest rates on the variable portion of our debt.

Income Taxes

	2009	2008	2007
Reported			
Income taxes	$ 313	$ 319	$ 282
Effective tax rate	22.4%	24.7%	23.7 %

Form 10-K

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2009	2008	2007
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	1.0	0.6	1.0
Foreign and U.S. tax effects attributable to foreign operations	(11.4)	(14.5)	(5.7)
Adjustments to reserves and prior years	(0.6)	3.5	2.6
Valuation allowance additions (reversals)	(0.7)	0.6	(9.0)
Other, net	(0.9)	(0.5)	(0.2)
Effective income tax rate	22.4%	24.7%	23.7%

Our 2009 effective tax rate was positively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-year adjustments that decreased our effective tax rate by 1.6 percentage points in 2009). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations decreased versus prior year as a result of withholding taxes associated with the distribution of intercompany dividends and an increase in tax expense for certain foreign markets. These increases were partially offset by lapping a 2008 expense associated with our plan to distribute certain foreign earnings. Our 2009 effective tax rate was also positively impacted by the reversal of foreign valuation allowances associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, our rate was lower as a result of lapping the 2008 gain on the sale of our interest in our unconsolidated affiliate in Japan.

Our 2008 effective income tax rate was negatively impacted versus 2007 by lapping valuation allowance reversals made in the prior year as discussed below. This negative impact was partially offset by the reversal of foreign valuation allowances in the current year associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-year adjustments that increased our effective tax rate by 1.8 percentage points in 2008). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations positively impacted the effective tax rate as a result of lapping 2007 expenses associated with the distribution of an intercompany dividend and adjustments to our deferred tax balances that resulted from the Mexico tax law change, as further discussed below, as well as a higher percentage of our income being earned outside the U.S. These benefits were partially offset in 2008 by the gain on the sale of our interest in our unconsolidated affiliate in Japan and expense associated with our plan to distribute certain foreign earnings. We also recognized deferred tax assets for the net operating losses generated by certain tax planning strategies implemented in 2008 included in foreign and U.S. tax effects attributable to foreign operations (1.7 percentage point impact). However, we provided a full valuation allowance on these assets as we do not believe it is more likely than not that they will be realized in the future.

Our 2007 effective income tax rate was positively impacted by valuation allowance reversals. In December 2007, the Company finalized various tax planning strategies based on completing a review of our international operations, distributed a $275 million intercompany dividend and sold our interest in our Japan unconsolidated affiliate. As a result, in the fourth quarter of 2007, we reversed approximately $82 million of valuation allowances associated with foreign tax credit carryovers that are more likely than not to be claimed on future tax returns. In 2007, benefits associated with our foreign and U.S. tax effects attributable to foreign operations were negatively impacted by $36 million of expense associated with the $275 million intercompany dividend and approximately $20 million of expense for adjustments to our deferred tax balances as a result of the Mexico tax law change enacted during the fourth quarter of 2007.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.

Consolidated Cash Flows

Net cash provided by operating activities was $1,404 million compared to $1,521 million in 2008. The decrease was primarily driven by higher pension contributions, partially offset by higher net income.

In 2008, net cash provided by operating activities was $1,521 million compared to $1,551 million in 2007. The decrease was primarily driven by higher interest payments and pension contributions.

Net cash used in investing activities was $727 million versus $641 million in 2008. The increase was driven by the acquisition of an interest in Little Sheep, as discussed in Note 5, lower proceeds from refranchising and sales of property, plant and equipment, partially offset by lower capital spending.

In 2008, net cash used in investing activities was $641 million versus $416 million in 2007. The increase was driven by higher capital spending in 2008 and the lapping of proceeds from the sale of our interest in the Japan unconsolidated affiliate in 2007, partially offset by the year-over-year change in proceeds from refranchising of restaurants.

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million (includes the impact of related foreign currency contracts that were settled in December 2007). The international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the first quarter of 2008. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and were thus reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007.

Net cash used in financing activities was $542 million versus $1,459 million in 2008. The decrease was driven by a reduction in share repurchases, partially offset by net payments on debt.

In 2008, net cash used in financing activities was $1,459 million versus $678 million in 2007. The increase was driven by lower net borrowings, higher share repurchases and higher dividend payments in 2008.

Consolidated Financial Condition

The acquisition of additional ownership in, and consolidation of, a former unconsolidated affiliate that operates the KFCs in Shanghai, China during 2009 impacted our Consolidated Balance Sheet at December 26, 2009. See Note 5 for a discussion of this transaction and a summary of the assets acquired and liabilities assumed as a result of the acquisition and consolidation.

Liquidity and Capital Resources

Operating in the QSR industry allows us to generate substantial cash flows from the operations of our company stores and from our substantial franchise operations which require a limited YUM investment. In each of the last eight fiscal years, net cash provided by operating activities has exceeded $1.1 billion. We expect these levels of net cash provided by operating activities to continue in the foreseeable future. However, unforeseen downturns in our business could adversely impact our cash flows from operations from the levels historically realized.

In the event our cash flows are negatively impacted by business downturns, we believe we have the ability to temporarily reduce our discretionary spending without significant impact to our long-term business prospects. Our discretionary spending includes capital spending for new restaurants, acquisitions of restaurants from franchisees, repurchases of shares of our Common Stock and dividends paid to our shareholders. Additionally, as of December, 2009 we had approximately $1.3 billion in unused capacity under our revolving credit facilities that expire in 2012, primarily related to a domestic facility.

Our China Division and YRI represent more than 60% of the Company's operating profit and both generate a significant amount of positive cash flows that we have historically used to fund our international development. To the extent we have needed to repatriate international cash to fund our U.S. discretionary cash spending, including share repurchases, dividends and debt repayments, we have historically been able to do so in a tax efficient manner. As a result of our substantial international development a significant amount of non-cash undistributed earnings in our foreign subsidiaries is considered indefinitely reinvested as of December 26, 2009. If we experience an unforeseen decrease in our cash flows from our U.S. business or are unable to refinance future U.S. debt maturities we may be required to repatriate future international earnings at tax rates higher than we have historically experienced.

We are currently managing our cash and debt positions in order to maintain our current investment grade ratings from Standard & Poor's Rating Services (BBB-) and Moody's Investors Service (Baa3). As a commitment to maintaining our investment grade rating we improved our capital structure by extending our scheduled debt maturities while reducing our debt outstanding during 2009. Additionally, we funded $280 million of our unfunded pension obligation and did not repurchase shares of our Common Stock. Subsequent to year end, we have resumed repurchasing shares of our Common Stock. However we believe we can do so while maintaining a capital structure that allows us to remain an investment grade borrower. While we do not anticipate a downgrade in our credit rating, a downgrade would increase the Company's current borrowing costs and could impact the Company's ability to access the credit markets if necessary. Based on the amount and composition of our debt at December 26, 2009, which included a minimal amount outstanding under our credit facilities, our interest expense would not materially increase on a full year basis should we receive a one-level downgrade in our ratings.

Discretionary Spending

During 2009, we invested $797 million in our businesses, including approximately $275 million in the U.S., $232 million for the International Division and $290 million for the China Division. For 2010, we estimate capital spending will be approximately $1 billion.

During the year ended December 26, 2009, we paid cash dividends of $362 million. Additionally, on November 20, 2009 our Board of Directors approved cash dividends of $0.21 per share of Common Stock to be distributed on February 5, 2010 to shareholders of record at the close of business on January 15, 2010. The Company is targeting an ongoing annual dividend payout ratio of 35% - 40% of net income.

The Company did not repurchase shares of our Common Stock during 2009. As of December 26, 2009, we have $300 million (excluding applicable transaction fees) available for future repurchases under a share repurchase authorization that expires in September 2010.

Borrowing Capacity

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 23 participating banks with commitments ranging from $20 million to $113 million. We believe the syndication reduces our dependency on any one bank.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 26, 2009, our unused Credit Facility totaled $975 million net of outstanding letters of credit of $170 million. There were borrowings of $5 million outstanding under the Credit Facility at December 26, 2009. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. We believe the syndication reduces our dependency on any one bank. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2009. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

The Credit Facility and the ICF are unconditionally guaranteed by our principal domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratios and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's balance sheet and cash flows we were able to comply with all debt covenant requirements at December 26, 2009 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and stated interest rates ranging from 4.25% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes, reflecting the events described below, were $2.9 billion at December 26, 2009.

During the second quarter of 2009 we repurchased Senior Unsecured Notes due July 1, 2012 with an aggregate principal amount of $137 million.

In August 2009, we issued $250 million aggregate principal amount of 4.25% Senior Unsecured Notes that are due in September 2015 and $250 million aggregate principal amount of 5.30% Senior Unsecured Notes that are due in September 2019. We used the proceeds from our issuance of these Senior Unsecured Notes to repay a variable rate senior unsecured term loan in an aggregate principal amount of $375 million that was scheduled to mature in 2011 and to make discretionary payments to our pension plans in the fourth quarter of 2009.

Our Senior Unsecured Notes, Credit Facility, and ICF all contain cross-default provisions, whereby a default under any of these agreements constitutes a default under each of the other agreements.

Contractual Obligations

In addition to any discretionary spending we may choose to make, our significant contractual obligations and payments as of December 26, 2009 included:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[a]	$ 4,844	$ 178	$ 1,207	$ 258	$ 3,201
Capital leases[b]	409	67	51	48	243
Operating leases[b]	4,675	535	938	778	2,424
Purchase obligations[c]	737	551	173	11	2
Other[d]	50	22	11	7	10
Total contractual obligations	$ 10,715	$ 1,353	$ 2,380	$ 1,102	$ 5,880

(a) Debt amounts include principal maturities and expected interest payments. Rates utilized to determine interest payments for variable rate debt are based on the LIBOR forward yield curve. Excludes a fair value adjustment of $36 million included in debt related to interest rate swaps that hedge the fair value of a portion of our debt. See Note 11.

(b) These obligations, which are shown on a nominal basis, relate to nearly 6,200 restaurants. See Note 12.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancelable without penalty. Purchase obligations relate primarily to information technology, marketing, commodity agreements, purchases of property, plant and equipment as well as consulting, maintenance and other agreements.

(d) Other consists of 2010 pension plan funding obligations, the current portion of liabilities for unrecognized tax benefits and projected payments for deferred compensation.

We have not included in the contractual obligations table approximately $264 million for long-term liabilities for unrecognized tax benefits for various tax positions we have taken. These liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. These liabilities also include amounts that are temporary in nature and for which we anticipate that over time there will be no net cash outflow.

We sponsor noncontributory defined benefit pension plans covering certain salaried and hourly employees, the most significant of which are in the U.S. and U.K. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. Our funding policy for the Plan is to contribute annually amounts that will at least equal the minimum amounts required to comply with the Pension Protection Act of 2006. However, additional voluntary contributions are made from time to time as are determined to be appropriate to improve the Plan's funded status. At December 26, 2009, the Plan was in a net underfunded position of $83 million. Based on the current funding status of the Plan, we will not be required to make minimum contributions in 2010. Investment performance and corporate bond rates have a significant effect on our net funding position as they drive our asset balances and discount rate assumption. Future changes in investment performance and corporate bond rates could impact our funded status and the timing and amounts of required contributions beyond 2010.

The U.K. pension plans are in a net underfunded position of $29 million at our 2009 measurement date. We have committed to making discretionary funding contributions of $15 million to one of these plans in 2010 and this amount is included in our contractual obligations table above.

Our post-retirement plan in the U.S. is not required to be funded in advance, but is pay as you go. We made post-retirement benefit payments of $6 million in 2009 and no future funding amounts are included in the contractual obligations table. See Note 15 for further details about our pension and post-retirement plans.

We have excluded from the contractual obligations table payments we may make for exposures for which we are self-insured, including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively "property and casualty losses") and employee healthcare and long-term disability claims. The majority of our recorded liability for self-insured employee healthcare, long-term disability and property and casualty losses represents estimated reserves for incurred claims that have yet to be filed or settled.

Off-Balance Sheet Arrangements

We have provided a partial guarantee of approximately $15 million of a franchisee loan program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs at December 26, 2009. We have also provided two letters of credit totaling approximately $23 million in support of the franchisee loan program. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were $54 million at December 26, 2009.

Our unconsolidated affiliates had approximately $40 million and $50 million of debt outstanding as of December 26, 2009 and December 27, 2008, respectively.

New Accounting Pronouncements Not Yet Adopted

In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. We do not anticipate the adoption of this guidance to materially impact the Company. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010.

In June 2009, the FASB issued guidance on transfers and servicing of financial assets, requiring more information about transfers of financial assets, eliminating the qualifying special purpose entity concept, changing the requirements for derecognizing financial assets and requiring additional disclosures. The FASB also issued guidance for determining whether an entity is a variable interest entity, that modifies the methods allowed for determining the primary beneficiary of a variable interest entity, requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures related to an enterprise's involvement in a variable interest entity. The adoption of this guidance may require the Company to consolidate an entity that provides loans used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs. If consolidation of this entity is required, the Company's long-term debt will increase by approximately $54 million with a corresponding increase to receivables. See Note 21 for additional information regarding this franchisee loan program. This guidance is effective for the first annual reporting period that begins after November 15, 2009, our fiscal 2010.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

Impairment or Disposal of Long-Lived Assets

We review our long-lived assets of restaurants (primarily PP&E and allocated intangible assets subject to amortization) that are currently operating and have not been offered for refranchise semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which incorporate our best estimate of sales growth and margin improvement based upon our plans for the unit and actual results at comparable restaurants. For restaurant assets that are not deemed to be recoverable, we write down an impaired restaurant to its estimated fair market value. Key assumptions in the determination of fair value are the after-tax cash flows and discount rate. The after-tax cash flows incorporate reasonable sales growth and margin improvement assumptions that would be used by a franchisee in the determination of a purchase price for the restaurant. Estimates of future cash flows are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions.

We perform an impairment evaluation at a restaurant group level if there is an expectation that we will refranchise the restaurants as a group. These impairment evaluations are generally performed at the date such restaurants are offered for sale. Expected net sales proceeds are generally based on actual bids from the buyer, if available, or anticipated bids given the discounted projected after-tax cash flows for the restaurant or group of restaurants. The after-tax cash flows used in determining the anticipated bids incorporate reasonable assumptions we believe a franchisee would make such as sales growth and margin improvement as well as expectations as to the useful lives of the restaurant assets. Historically, these anticipated bids have been reasonably accurate estimations of the proceeds ultimately received.

The discount rate used in the fair value calculations is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We have certain definite-lived intangible assets that are not attributable to a specific restaurant, such as the LJS and A&W trademark/brand intangible assets and franchise contract rights, which are amortized over their expected useful lives. We base the expected useful lives of our trademark/brand intangible assets on a number of factors including the competitive environment, our future development plans for the applicable Concept and the level of franchisee commitment to the Concept. We generally base the expected useful lives of our franchise contract rights on their respective contractual terms including renewals when appropriate.

These definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

See Note 2 for a further discussion of our policy regarding the impairment or disposal of property, plant and equipment.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment through the comparison of fair value of our reporting units to their carrying values. Our reporting units are our operating segments in the U.S. and our business units internationally (typically individual countries). Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from company operations and franchise royalties.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth and margin improvement assumptions that we believe a buyer would assume when determining a purchase price for the reporting unit. The assumptions that factor into the discounted cash flows are highly correlated as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

Except for the LJS/A&W-U.S. and Pizza Hut South Korea reporting units discussed below, the fair value of each of our other reporting units was substantially in excess of its respective carrying value as of the 2009 goodwill impairment test that was performed at the beginning of the fourth quarter. YUM recorded goodwill impairment charges of $26 million and $12 million for our LJS/A&W-U.S. and Pizza Hut South Korea reporting units, respectively, as the carrying value of these reporting units exceeded their fair values. The fair value of the LJS/A&W-U.S. reporting unit was based on our discounted expected after-tax cash flows from the future royalty stream, net of G&A, expected to be earned from the underlying franchise agreements. These cash flows incorporated a decline in future profit expectations for our LJS/A&W-U.S. reporting unit, which were due in part to the impact of a reduced emphasis on multi-branding as a long-term U.S. growth strategy. The fair value of the Pizza Hut South Korea reporting unit was based on the discounted expected after-tax future cash flows from company operations and franchise royalties for this reporting unit. Our expectations of after-tax cash flows for this business were negatively impacted by recent profit declines for this reporting unit.

See Note 2 for a further discussion of our policies regarding goodwill.

Allowances for Franchise and License Receivables/Guarantees

Franchise and license receivable balances include royalties, initial fees as well as other ancillary receivables such as rent and fees for support services. Our reserve for franchisee or licensee receivable balances is based upon pre-defined aging criteria or upon the occurrence of other events that indicate that we may not collect the balance due. This methodology results in an immaterial amount of unreserved past due receivable balances at December 26, 2009. As such, we believe our allowance for franchise and license receivables is adequate to cover potential exposure from uncollectible receivable balances at December 26, 2009.

We have historically issued certain guarantees on behalf of franchisees primarily as a result of 1) assigning our interest in obligations under operating leases, primarily as a condition to the refranchising of certain Company restaurants, 2) facilitating franchisee development and 3) equipment financing arrangements to facilitate the launch of new sales layers by franchisees. We recognize a liability for the fair value of such guarantees upon inception of the guarantee and upon any subsequent modification, such as renewals, when we remain contingently liable. The fair value of a guarantee is the estimated amount at which the liability could be settled in a current transaction between willing unrelated parties.

The potential total exposure for lease assignments is significant when aggregated, with approximately $425 million representing the present value, discounted at our pre-tax cost of debt, of the minimum payments of the assigned leases at December 26, 2009. Current franchisees are the primary lessees under the vast majority of these leases. Additionally, we have guaranteed approximately $40 million of franchisee loans of various equipment programs. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under assigned leases and certain of the equipment loan programs. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these guarantees and, historically, we have not been required to make significant payments for guarantees. If payment on these guarantees becomes probable and estimable, we record a liability for our exposure under these guarantees. At December 26, 2009, we have recorded an immaterial liability for our exposure under these guarantees which we consider to be probable and estimable. If we begin to be required to perform under these guarantees to a greater extent, our results of operations could be negatively impacted.

See Note 2 for a further discussion of our policies regarding franchise and license operations.

See Note 21 for a further discussion of our guarantees.

Self-Insured Property and Casualty Losses

We record our best estimate of the remaining cost to settle incurred self-insured property and casualty losses. The estimate is based on the results of an independent actuarial study and considers historical claim frequency and severity as well as changes in factors such as our business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in our reserve, increasing our confidence level that the recorded reserve is adequate.

See Note 21 for a further discussion of our insurance programs.

Pension Plans

Certain of our employees are covered under defined benefit pension plans. The most significant of these plans are in the U.S. We have recorded the under-funded status of $175 million for these U.S. plans as a pension liability in our Consolidated Balance Sheet as of December 26, 2009. These U.S. plans had a projected benefit obligation ("PBO") of $1,010 million and a fair value of plan assets of $835 million at December 26, 2009.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBO's are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBO using a discount rate of 6.3% at December 26, 2009. This discount rate was determined with the assistance of our independent actuary. The primary basis for our discount rate determination is a model that consists of a hypothetical portfolio of ten or more corporate debt instruments rated Aa or higher by Moody's with cash flows that mirror our expected benefit payment cash flows under the plans. We excluded from the model those corporate debt instruments flagged by Moody's for a potential downgrade and bonds with yields that were two standard deviations or more above the mean. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit cash flows in a future year. The weighted-average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also ensure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates and make adjustments as necessary. A 50 basis point increase in this discount rate would have decreased our U.S. plans' PBO by approximately $73 million at our measurement date. Conversely, a 50 basis point decrease in this discount rate would have increased our U.S. plans' PBO by approximately $84 million at our measurement date.

The pension expense we will record in 2010 is also impacted by the discount rate we selected at our measurement date. We expect pension expense for our U.S. plans to increase approximately $2 million to $41 million in 2010. The increase is primarily driven by increases in amortization of net loss and interest costs, partially offset by a higher expected return on plan assets due to increases in the plan assets balance during 2009. A 50 basis point change in our discount rate assumption at our measurement date would impact our 2010 U.S. pension expense by approximately $13 million.

The assumption we make regarding our expected long-term rates of return on plan assets also impacts our pension expense. Our estimated long-term rate of return on U.S. plan assets represents the weighted-average of historical returns for each asset category, adjusted for an assessment of current market conditions. Our expected long-term rate of return on U.S. plan assets, for purposes of determining 2010 pension expense, at December 26, 2009 was 7.75%. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A one percentage point increase or decrease in our expected long-term rate of return on plan assets assumption would decrease or increase, respectively, our 2010 U.S. pension plan expense by approximately $9 million.

The losses our U.S. plan assets have experienced, along with a decrease in discount rates over time, have largely contributed to an unrecognized pre-tax net loss of $346 million included in Accumulated other comprehensive income (loss) for the U.S. plans at December 26, 2009. For purposes of determining 2009 expense, our funded status was such that we recognized $13 million of net loss in net periodic benefit cost. We will recognize approximately $23 million of such loss in 2010.

See Note 15 for further discussion of our pension and post-retirement plans.

Stock Options and Stock Appreciation Rights Expense

Compensation expense for stock options and stock appreciation rights ("SARs") is estimated on the grant date using a Black-Scholes option pricing model. Our specific weighted-average assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 16. Additionally, we estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

We have determined that it is appropriate to group our awards into two homogeneous groups when estimating expected term and pre-vesting forfeitures. These groups consist of grants made primarily to restaurant-level employees under our Restaurant General Manager Stock Option Plan (the "RGM Plan") and grants made to executives under our other stock award plans. Historically, approximately 10% - 15% of total options and SARs granted have been made under the RGM Plan.

Grants under the RGM Plan typically cliff vest after four years and grants made to executives under our other stock award plans typically have a graded vesting schedule and vest 25% per year over four years. We use a single weighted-average expected term for our awards that have a graded vesting schedule. We reevaluate our expected term assumptions using historical exercise and post-vesting employment termination behavior on a regular basis. Based on the results of this analysis, we have determined that five years and six years are appropriate expected terms for awards to restaurant level employees and to executives, respectively.

Upon each stock award grant we reevaluate the expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options. We have estimated forfeitures based on historical data. Based on such data, we believe that approximately 50% of all awards granted under the RGM Plan will be forfeited and approximately 25% of all awards granted to above-store executives will be forfeited.

Income Taxes

At December 26, 2009, we had a valuation allowance of $187 million primarily to reduce our net operating loss and tax credit carryforward benefits of $230 million, as well as our other deferred tax assets, to amounts that will more likely than not be realized. The net operating loss and tax credit carryforwards exist in state and foreign jurisdictions that have varying carryforward periods and restrictions on usage, including approximately $110 million in certain foreign jurisdictions that may be carried forward indefinitely. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize net operating loss and tax credit carryforwards can significantly change based on future events, including our determinations as to the feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. At December 26, 2009, we had $301 million of unrecognized tax benefits, $259 million of which, if recognized, would affect the effective tax rate. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Additionally, we have not recorded the deferred tax impact for certain undistributed earnings from our foreign subsidiaries totaling approximately $875 million at December 26, 2009, as we believe these amounts are indefinitely reinvested. If our intentions were to change in the future based on a change in circumstances, deferred tax may need to be provided that could materially impact income taxes.

See Note 19 for a further discussion of our income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial and commodity instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

Interest Rate Risk

We have a market risk exposure to changes in interest rates, principally in the U.S. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt.

At December 26, 2009 and December 27, 2008, a hypothetical 100 basis point increase in short-term interest rates would result, over the following twelve-month period, in a reduction of approximately $3 million and $9 million, respectively, in income before income taxes. The estimated reductions are based upon the current level of variable rate debt and assume no changes in the volume or composition of that debt and include no impact from interest income related to cash and cash equivalents. In addition, the fair value of our derivative financial instruments at December 26, 2009 and December 27, 2008 would decrease approximately $20 million and $27 million, respectively. The fair value of our Senior Unsecured Notes at December 26, 2009 and December 27, 2008 would decrease approximately $181 million and $120 million, respectively. Fair value was determined based on the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration.

Foreign Currency Exchange Rate Risk

The combined International Division and China Division Operating Profits constitute more than 60% of our Operating Profit in 2009, excluding unallocated income (expenses). In addition, the Company's net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $2.6 billion as of December 26, 2009. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. Changes in foreign currency exchange rates would impact the translation of our investments in foreign operations, the fair value of our foreign currency denominated financial instruments and our reported foreign currency denominated earnings and cash flows. For the fiscal year ended December 26, 2009, Operating Profit would have decreased approximately $120 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. The estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

We attempt to minimize the exposure related to our investments in foreign operations by financing those investments with local currency debt when practical. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany short-term receivables and payables. At times, we utilize forward contracts to reduce our exposure related to these intercompany short-term receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is minimized.

Commodity Price Risk

We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Consolidated Financial Statements

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.

We have audited the accompanying consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries (YUM) as of December 26, 2009 and December 27, 2008, and the related consolidated statements of income, cash flows, and shareholders' equity (deficit) and comprehensive income (loss) for each of the fiscal years in the three-year period ended December 26, 2009. We also have audited YUM's internal control over financial reporting as of December 26, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. YUM's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on these consolidated financial statements and an opinion on YUM's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YUM as of December 26, 2009 and December 27, 2008, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 26, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, YUM maintained, in all material respects, effective internal control over financial reporting as of December 26, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, in 2009 YUM changed its method of reporting non-controlling interests due to the adoption of new accounting requirements issued by the FASB.

/s/ KPMG LLP
Louisville, Kentucky
February 17, 2010

Consolidated Statements of Income
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007
(in millions, except per share data)

	2009	2008	2007
Revenues			
Company sales	$ 9,413	$ 9,843	$ 9,100
Franchise and license fees and income	1,423	1,461	1,335
Total revenues	10,836	11,304	10,435
Costs and Expenses, Net			
Company restaurants			
Food and paper	3,003	3,239	2,824
Payroll and employee benefits	2,154	2,370	2,305
Occupancy and other operating expenses	2,777	2,856	2,644
Company restaurant expenses	7,934	8,465	7,773
General and administrative expenses	1,221	1,342	1,293
Franchise and license expenses	118	99	59
Closures and impairment (income) expenses	103	43	35
Refranchising (gain) loss	(26)	(5)	(11)
Other (income) expense	(104)	(157)	(71)
Total costs and expenses, net	9,246	9,787	9,078
Operating Profit	1,590	1,517	1,357
Interest expense, net	194	226	166
Income Before Income Taxes	1,396	1,291	1,191
Income tax provision	313	319	282
Net Income – including noncontrolling interest	1,083	972	909
Net Income – noncontrolling interest	12	8	—
Net Income – YUM! Brands, Inc.	$ 1,071	$ 964	$ 909
Basic Earnings Per Common Share	$ 2.28	$ 2.03	$ 1.74
Diluted Earnings Per Common Share	$ 2.22	$ 1.96	$ 1.68
Dividends Declared Per Common Share	$ 0.80	$ 0.72	$ 0.45

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007
(in millions)

	2009	2008	2007
Cash Flows – Operating Activities			
Net Income – including noncontrolling interest	$ 1,083	$ 972	$ 909
Depreciation and amortization	580	556	542
Closures and impairment (income) expenses	103	43	35
Refranchising (gain) loss	(26)	(5)	(11)
Contributions to defined benefit pension plans	(280)	(66)	(8)
Gain upon consolidation of a former unconsolidated affiliate in China	(68)	—	—
Gain on sale of interest in Japan unconsolidated affiliate	—	(100)	—
Deferred income taxes	72	1	(41)
Equity income from investments in unconsolidated affiliates	(36)	(41)	(51)
Distributions of income received from unconsolidated affiliates	31	41	40
Excess tax benefit from share-based compensation	(59)	(44)	(74)
Share-based compensation expense	56	59	61
Changes in accounts and notes receivable	3	(6)	(4)
Changes in inventories	27	(8)	(31)
Changes in prepaid expenses and other current assets	(7)	4	(6)
Changes in accounts payable and other current liabilities	(62)	18	102
Changes in income taxes payable	(95)	39	70
Other non-cash charges and credits, net	82	58	18
Net Cash Provided by Operating Activities	1,404	1,521	1,551
Cash Flows – Investing Activities			
Capital spending	(797)	(935)	(726)
Proceeds from refranchising of restaurants	194	266	117
Acquisition of restaurants from franchisees	(24)	(35)	(4)
Acquisitions and disposals of investments	(115)	—	128
Sales of property, plant and equipment	34	72	56
Other, net	(19)	(9)	13
Net Cash Used in Investing Activities	(727)	(641)	(416)
Cash Flows – Financing Activities			
Proceeds from long-term debt	499	375	1,195
Repayments of long-term debt	(528)	(268)	(24)
Revolving credit facilities, three months or less, net	(295)	279	(149)
Short-term borrowings by original maturity			
More than three months – proceeds	—	—	1
More than three months – payments	—	—	(184)
Three months or less, net	(8)	(11)	(8)
Repurchase shares of Common Stock	—	(1,628)	(1,410)
Excess tax benefit from share-based compensation	59	44	74
Employee stock option proceeds	113	72	112
Dividends paid on Common Stock	(362)	(322)	(273)
Other, net	(20)	—	(12)
Net Cash Used in Financing Activities	(542)	(1,459)	(678)
Effect of Exchange Rates on Cash and Cash Equivalents	(15)	(11)	13
Net Increase (Decrease) in Cash and Cash Equivalents	120	(590)	470
Change in Cash and Cash Equivalents due to consolidation of entities in China	17	17	—
Cash and Cash Equivalents – Beginning of Year	216	789	319
Cash and Cash Equivalents – End of Year	$ 353	$ 216	$ 789

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
YUM! Brands, Inc. and Subsidiaries
December 26, 2009 and December 27, 2008
(in millions)

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 353	$ 216
Accounts and notes receivable, net	239	229
Inventories	122	143
Prepaid expenses and other current assets	314	172
Deferred income taxes	81	81
Advertising cooperative assets, restricted	99	110
Total Current Assets	1,208	951
Property, plant and equipment, net	3,899	3,710
Goodwill	640	605
Intangible assets, net	462	335
Investments in unconsolidated affiliates	144	65
Other assets	544	561
Deferred income taxes	251	300
Total Assets	$ 7,148	$ 6,527
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable and other current liabilities	$ 1,413	$ 1,473
Income taxes payable	82	114
Short-term borrowings	59	25
Advertising cooperative liabilities	99	110
Total Current Liabilities	1,653	1,722
Long-term debt	3,207	3,564
Other liabilities and deferred credits	1,174	1,335
Total Liabilities	6,034	6,621
Shareholders' Equity (Deficit)		
Common Stock, no par value, 750 shares authorized; 469 shares and 459 shares issued in 2009 and 2008, respectively	253	7
Retained earnings	996	303
Accumulated other comprehensive loss	(224)	(418)
Total Shareholders' Equity (Deficit) – YUM! Brands, Inc.	1,025	(108)
Noncontrolling interest	89	14
Total Shareholders' Equity (Deficit)	1,114	(94)
Total Liabilities and Shareholders' Equity (Deficit)	$ 7,148	$ 6,527

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Income (Loss)
YUM! Brands, Inc. and Subsidiaries
Fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007
(in millions, except per share data)

	Yum! Brands, Inc.					
	Issued Common Stock		Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Noncontrolling Interest	Total
	Shares	Amount				
Balance at December 30, 2006	530	$ —	$ 1,608	$ (156)	$ —	$ 1,452
Net Income			909			909
Foreign currency translation adjustment				93		93
Foreign currency translation adjustment included in Net Income				1		1
Pension and post-retirement benefit plans (net of tax impact of $55 million)				96		96
Net unrealized loss on derivative instruments (net of tax impact of $8 million)				(14)		(14)
Comprehensive Income						1,085
Adjustment for change in accounting for uncertainty in income taxes			(13)			(13)
Dividends declared			(231)			(231)
Repurchase of shares of Common Stock	(42)	(252)	(1,154)			(1,406)
Employee stock option and SARs exercises (includes tax impact of $69 million)	10	181				181
Compensation-related events (includes tax impact of $5 million)	1	71				71
Balance at December 29, 2007	499	$ —	$ 1,119	$ 20	$ —	$ 1,139
Net Income			964		8	972
Foreign currency translation adjustment				(198)		(198)
Foreign currency translation adjustment included in Net Income				(25)		(25)
Pension and post-retirement benefit plans (net of tax impact of $114 million)				(208)		(208)
Net unrealized loss on derivative instruments (net of tax impact of $4 million)				(7)		(7)
Comprehensive Income						534
Consolidation of a former unconsolidated affiliate					12	12
Adjustment to change pension plans measurement dates (net of tax impact of $4 million)			(7)			(7)
Dividends declared			(339)		(6)	(345)
Repurchase of shares of Common Stock	(47)	(181)	(1,434)			(1,615)
Employee stock option and SARs exercises (includes tax impact of $40 million)	6	112				112
Compensation-related events (includes tax impact of $6 million)	1	76				76
Balance at December 27, 2008	459	$ 7	$ 303	$ (418)	$ 14	$ (94)
Net Income			1,071		12	1,083
Foreign currency translation adjustment				176		176
Pension and post-retirement benefit plans (net of tax impact of $9 million)				13		13
Net unrealized gain on derivative instruments (net of tax impact of $3 million)				5		5
Comprehensive Income						1,277
Purchase of subsidiary shares from noncontrolling interest					70	70
Dividends declared			(378)		(7)	(385)
Employee stock option and SARs exercises (includes tax impact of $57 million)	10	168				168
Compensation-related events (includes tax impact of $2 million)	—	78				78
Balance at December 26, 2009	469	$ 253	$ 996	$ (224)	$ 89	$ 1,114

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Notes to Consolidated Financial Statements
(Tabular amounts in millions, except share data)

Note 1 – Description of Business

YUM! Brands, Inc. and Subsidiaries (collectively referred to as "YUM" or the "Company") comprises the worldwide operations of KFC, Pizza Hut, Taco Bell, Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W") (collectively the "Concepts"). YUM is the world's largest quick service restaurant company based on the number of system units, with more than 37,000 units of which approximately 47% are located outside the U.S. in more than 110 countries and territories. YUM was created as an independent, publicly-owned company on October 6, 1997 (the "Spin-off Date") via a tax-free distribution by our former parent, PepsiCo, Inc., of our Common Stock to its shareholders. References to YUM throughout these Consolidated Financial Statements are made using the first person notations of "we," "us" or "our."

Through our widely-recognized Concepts, we develop, operate, franchise and license a system of both traditional and non-traditional quick service restaurants. Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru or delivery service. Non-traditional units, which are principally licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like malls, airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate multibrand units, where two or more of our Concepts are operated in a single unit. In addition, we continue to pursue the multibrand combination of Pizza Hut and WingStreet, a flavored chicken wings concept we have developed.

YUM consists of six operating segments: KFC-U.S., Pizza Hut-U.S., Taco Bell-U.S., LJS/A&W-U.S., YUM Restaurants International ("YRI" or "International Division") and YUM Restaurants China ("China Division"). For financial reporting purposes, management considers the four U.S. operating segments to be similar and, therefore, has aggregated them into a single reportable operating segment ("U.S."). The China Division includes mainland China ("China"), Thailand and KFC Taiwan, and the International Division includes the remainder of our international operations.

Note 2 – Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission.

Principles of Consolidation and Basis of Preparation. Intercompany accounts and transactions have been eliminated. Certain investments in businesses that operate our Concepts and other restaurant concepts are accounted for by the equity method. Our lack of majority voting rights precludes us from controlling these affiliates, and thus we do not consolidate these affiliates. Our share of the net income or loss of those unconsolidated affiliates is included in Other (income) expense. On January 1, 2008 we began consolidating the entity that operates the KFCs in Beijing, China that was previously accounted for using the equity method. Additionally, in the second quarter of 2009 we began consolidating the entity that operates the KFCs in Shanghai, China. The increases in cash related to the consolidation of these entities' cash balances ($17 million in both instances) are presented as a single line item on our Consolidated Statements of Cash Flows.

In our 2008 Consolidated Financial Statements, we reported Operating profit attributable to the non-controlling interest in the Beijing entity in Other (income) expense and the related tax impact as a reduction to our Income tax provision. Additionally, we reported the equity attributable to the Beijing entity within Other liabilities and deferred credits. As required at the beginning of 2009, we began reporting Net income attributable to the non-controlling interest in Beijing separately on the face of our Consolidated Statements of Income. Also as required, the portion of equity in the entity not attributable to the Company began being reported within equity, separately from the Company's equity on the Consolidated Balance Sheet. These requirements were retroactive to our previous Consolidated Financial Statements and we have restated 2008 accordingly.

See Note 5 for a further description of the accounting for the noncontrolling interests in the Beijing and Shanghai entities and discussions on the impact on our Consolidated Financial Statements.

We participate in various advertising cooperatives with our franchisees and licensees established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising cooperatives are required for both Company operated and franchise restaurants and are generally based on a percent of restaurant sales. In certain of these cooperatives we possess majority voting rights, and thus control and consolidate the cooperatives. We report all assets and liabilities of these advertising cooperatives that we consolidate as advertising cooperative assets, restricted and advertising cooperative liabilities in the Consolidated Balance Sheet. The advertising cooperatives assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising cooperative liabilities represent the corresponding obligation arising from the receipt of the contributions to purchase advertising and promotional programs. As the contributions to these cooperatives are designated and segregated for advertising, we act as an agent for the franchisees and licensees with regard to these contributions. Thus, we do not reflect franchisee and licensee contributions to these cooperatives in our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

Fiscal Year. Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. The Company's next fiscal year with 53 weeks will be 2011. The first three quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. Our subsidiaries operate on similar fiscal calendars with period or month end dates suited to their businesses. Our U.S. and China subsidiaries' period end dates are within one week of YUM's period end date. All of our international businesses except China close one period or one month earlier to facilitate consolidated reporting.

Foreign Currency. The functional currency determination for operations outside the U.S. is based upon a number of economic factors, including but not limited to cash flows and financing transactions. Income and expense accounts are translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet. Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statement of Income.

Reclassifications. We have reclassified certain items in the accompanying Consolidated Financial Statements and Notes thereto for prior periods to be comparable with the classification for the fiscal year ended December 26, 2009. As rental income from franchisees has increased over time and is anticipated to continue to increase, we believe it is more appropriate to report such income as Franchise and license fees and income as opposed to a reduction in Franchise and license expenses, as it has historically been reported. For the years ended December 27, 2008 and December 29, 2007 this resulted in increases of $25 million and $19 million, respectively in both Franchise and license expenses and Franchise and license fees and income in our Consolidated Statement of Income. A similar amount of rental income was reported in Franchise and license fees and income in the year ended December 26, 2009.

In connection with our plan to transform our U.S. business we began reflecting increased allocations of certain expenses in our reported segment results during 2009 that were previously reported as unallocated and corporate General and administrative ("G&A") expenses. We believe the revised allocation better aligns costs with accountability of our segment managers. These revised allocations are being used by our Chairman and Chief Executive Officer, in his role as chief operating decision maker, in his assessment of operating performance. We have restated segment information for the years ended December 27, 2008 and December 29, 2007 to be consistent with the current period presentation.

The following table summarizes the 2008 and 2007 impact of the revised allocations by segment:

Increase/(Decrease)	2008	2007
U.S. G&A	$ 53	$ 54
YRI G&A	6	6
Unallocated and corporate G&A expenses	(59)	(60)

These reclassifications had no effect on previously reported Net Income – YUM! Brands, Inc.

Franchise and License Operations. We execute franchise or license agreements for each unit which set out the terms of our arrangement with the franchisee or licensee. Our franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

The internal costs we incur to provide support services to our franchisees and licensees are charged to G&A expenses as incurred. Certain direct costs of our franchise and license operations are charged to franchise and license expenses. These costs include provisions for estimated uncollectible fees, rent or depreciation expense associated with restaurants we sublease or lease to franchisees, franchise and license marketing funding, amortization expense for franchise related intangible assets and certain other direct incremental franchise and license support costs.

We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe that our franchisees or licensees are unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Net provisions for uncollectible franchise and license receivables of $11 million, $8 million and $2 million were included in Franchise and license expenses in 2009, 2008 and 2007, respectively.

Revenue Recognition. Revenues from Company operated restaurants are recognized when payment is tendered at the time of sale. The Company presents sales net of sales tax and other sales related taxes. Income from our franchisees and licensees includes initial fees, continuing fees, renewal fees and rental income. We recognize initial fees received from a franchisee or licensee as revenue when we have performed substantially all initial services required by the franchise or license agreement, which is generally upon the opening of a store. We recognize continuing fees based upon a percentage of franchisee and licensee sales and rental income as earned. We recognize renewal fees when a renewal agreement with a franchisee or licensee becomes effective. We include initial fees collected upon the sale of a restaurant to a franchisee in Refranchising (gain) loss.

Direct Marketing Costs. We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. To the extent we participate in advertising cooperatives, we expense our contributions as incurred. Our advertising expenses were $548 million, $584 million and $556 million in 2009, 2008 and 2007, respectively. We report substantially all of our direct marketing costs in Occupancy and other operating expenses.

Research and Development Expenses. Research and development expenses, which we expense as incurred, are reported in G&A expenses. Research and development expenses were $31 million, $34 million and $39 million in 2009, 2008 and 2007, respectively.

Share-Based Employee Compensation. We recognize all share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), in the financial statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest. We report this compensation cost consistent with the other compensation costs for the employee recipient in either Payroll and employee benefits or G&A expenses.

Impairment or Disposal of Property, Plant and Equipment. Property, plant and equipment ("PP&E") is tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is less than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for PP&E, we have concluded that an individual restaurant is the lowest level of cash flows unless our intent is to refranchise restaurants as a group. We review our long-lived assets of restaurants (primarily PP&E and allocated intangible assets subject to amortization) that are currently operating and have not been offered for refranchise semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We use two consecutive years of operating losses as our primary indicator of potential impairment for our semi-annual impairment testing of these restaurant assets. We evaluate the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows, which are based on our entity specific assumptions, to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, we write down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Fair value is an estimate of the price a franchisee would pay for the restaurant and its related assets and is determined by discounting the estimated future after-tax cash flows of the restaurant. The after-tax cash flows incorporate reasonable assumptions we believe a franchisee would make such as sale growth and margin improvement. The discount rate used in the fair value calculation is our estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

In executing our refranchising initiatives, we most often offer groups of restaurants. When we have offered to refranchise stores or groups of stores for a price less than their carrying value, but do not believe the store(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets at the offer date by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants which is based on the expected net sales proceeds. We recognize any such impairment charges in Refranchising (gain) loss. We classify restaurants as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise; (b) the stores can be immediately removed from operations; (c) we have begun an active program to locate a buyer; (d) significant changes to the plan of sale are not likely; and (e) the sale is probable within one year. Restaurants classified as held for sale are recorded at the lower of their carrying value or fair value less cost to sell. We recognize estimated losses on restaurants that are classified as held for sale in Refranchising (gain) loss.

Refranchising (gain) loss includes the gains or losses from the sales of our restaurants to new and existing franchisees, including impairment charges discussed above, and the related initial franchise fees. We recognize gains on restaurant refranchisings when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the franchisee can meet its financial obligations. If the criteria for gain recognition are not met, we defer the gain to the extent we have a remaining financial exposure in connection with the sales transaction. Deferred gains are recognized when the gain recognition criteria are met or as our financial exposure is reduced. When we make a decision to retain a store, or group of stores, previously held for sale, we revalue the store at the lower of its (a) net book value at our original sale decision date less normal depreciation and amortization that would have been recorded during the period held for sale or (b) its current fair value. This value becomes the store's new cost basis. We record any resulting difference between the store's carrying amount and its new cost basis to Closure and impairment (income) expense.

When we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses from previously closed stores are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income, if any. Any costs recorded upon store closure as well as any subsequent adjustments to liabilities for remaining lease obligations as a result of lease termination or changes in estimates of sublease income are recorded in Closures and impairment (income) expenses. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in Closures and impairment (income) expenses.

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Impairment of Investments in Unconsolidated Affiliates. We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. We recorded no impairment associated with our investments in unconsolidated affiliates during 2009, 2008 and 2007.

Guarantees. We recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken. The majority of our guarantees are issued as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. We recognize a liability for the fair value of such lease guarantees upon refranchising and upon subsequent renewals of such leases when we remain contingently liable. The related expense is included in Refranchising (gain) loss. The related expense for other franchise support guarantees not associated with a refranchising transaction is included in Franchise and license expense.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we considered the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends, events or transactions that are expected to affect future levels of taxable income. Where we determined that it is more likely than not that all or a portion of an asset will not be realized, we recorded a valuation allowance.

We recognize the benefit of positions taken or expected to be taken in our tax returns in our Income tax provision when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) are recognized as a discrete item in the interim period in which the change occurs.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of its Income tax provision.

See Note 19 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved and using discount rates appropriate for the duration, and considering counterparty performance risk. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1 Inputs based upon quoted prices in active markets for identical assets.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

Level 3 Inputs that are unobservable for the asset.

Cash and Cash Equivalents. Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months) as part of managing our day-to-day operating cash receipts and disbursements, including short-term, highly liquid debt securities.

Inventories. We value our inventories at the lower of cost (computed on the first-in, first-out method) or market.

Property, Plant and Equipment. We state property, plant and equipment at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and improvements, 3 to 20 years for machinery and equipment and 3 to 7 years for capitalized software costs. As discussed above, we suspend depreciation and amortization on assets related to restaurants that are held for sale.

Leases and Leasehold Improvements. The Company leases land, buildings or both for nearly 6,200 of its restaurants worldwide. Lease terms, which vary by country and often include renewal options, are an important factor in determining the appropriate accounting for leases including the initial classification of the lease as capital or operating and the timing of recognition of rent expense over the duration of the lease. We include renewal option periods in determining the term of our leases when failure to renew the lease would impose a penalty on the Company in such an amount that a renewal appears to be reasonably assured at the inception of the lease. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property. Leasehold improvements, which are a component of buildings and improvements described above, are amortized over the shorter of their estimated useful lives or the lease term. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease.

We expense rent associated with leased land or buildings while a restaurant is being constructed whether rent is paid or we are subject to a rent holiday. Additionally, certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the lease term. For leases with fixed escalating payments and/or rent holidays, we record rent expense on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments and are included in rent expense when achievement of the stipulated amount is considered probable.

Internal Development Costs and Abandoned Site Costs. We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

Goodwill and Intangible Assets. From time to time, the Company acquires restaurants from one of our Concept's franchisees or acquires another business. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. The primary identifiable intangible asset we record in an acquisition of restaurants of one of our Concepts from a franchisee is reacquired franchise rights. If a Company restaurant is sold within two years of acquisition, the goodwill associated with the acquisition is written off in its entirety. If the restaurant is refranchised beyond two years, the amount of goodwill written off is based on the relative fair value of the refranchised restaurant to the fair value of the reporting unit, as described below.

We do not amortize goodwill and indefinite-lived intangible assets. We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Amortizable intangible assets are amortized on a straight-line basis to their residual value.

Goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are our operating segments in the U.S. (see Note 20) and our business units internationally (typically individual countries). We evaluate goodwill and indefinite lived assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. Goodwill impairment tests consist of a comparison of each reporting unit's fair value with its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using discounted expected future after-tax cash flows from Company operations and franchise royalties. The discount rate is our estimate of the required rate of return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill.

For indefinite-lived intangible assets, our impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. We also perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter.

Our definite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired on a undiscounted basis is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the definite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Derivative Financial Instruments. Historically, our use of derivative instruments has primarily been to hedge interest rates and foreign currency denominated assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record all derivative instruments on our Consolidated Balance Sheet at fair value. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are designated and qualify as a net investment hedge, the effective portion of the gain or loss on the derivative instrument is reported in the foreign currency translation component of other comprehensive income (loss). Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge or net investment hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 13 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Common Stock Share Repurchases. From time to time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases, upon the trade date, against Common Stock except when to do so would result in a negative balance in our Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases as a reduction in retained earnings. Due to the large number of share repurchases and the increase in our Common Stock market value over the past several years, our Common Stock balance is frequently zero at the end of any period. Accordingly, $1,434 million and $1,154 million in share repurchases were recorded as a reduction in Retained earnings in 2008 and 2007, respectively. There were no shares of our Common Stock repurchased during 2009. See Note 18 for additional information.

Pension and Post-retirement Medical Benefits. We measure and recognize the overfunded or underfunded status of our pension and post-retirement plans as an asset or liability in our Consolidated Balance Sheet as of our fiscal year end. The funded status represents the difference between the projected benefit obligation and the fair value of plan assets. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of future salary increases, as applicable. The difference between the projected benefit obligation and the fair value of assets that has not previously been recognized as expense is recorded as a component of Other comprehensive income (loss). Prior to 2008, we measured and recognized the funded status of certain plans on dates that did not coincide with our fiscal year end. As required by the Financial Accounting Standards Board ("FASB"), we changed these plans' measurement dates in 2008 to coincide with our fiscal year end and estimated the impact based on the measurements performed in 2007. The change in the measurement dates resulted in a decrease to Retained Earnings of $9 million, or $6 million after-tax, for our pension plans and $2 million, or $1 million after-tax, for our post-retirement medical plan, respectively, during the fourth quarter of 2008.

Note 3 – Two-for-One Common Stock Split

On May 17, 2007, the Company announced that its Board of Directors approved a two-for-one split of the Company's outstanding shares of Common Stock. The stock split was effected in the form of a stock dividend and entitled each shareholder of record at the close of business on June 1, 2007 to receive one additional share for every outstanding share of Common Stock held. The stock dividend was distributed on June 26, 2007, with approximately 261 million shares of Common Stock distributed. All per share and share amounts in these Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been adjusted to reflect the stock split.

Note 4 – Earnings Per Common Share ("EPS")

	2009	2008	2007
Net Income – YUM! Brands, Inc.	$ 1,071	$ 964	$ 909
Weighted-average common shares outstanding (for basic calculation)	471	475	522
Effect of dilutive share-based employee compensation	12	16	19
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	483	491	541
Basic EPS	$ 2.28	$ 2.03	$ 1.74
Diluted EPS	$ 2.22	$ 1.96	$ 1.68
Unexercised employee stock options and SARs (in millions) excluded from the diluted EPS compensation[a]	13.3	5.9	5.7

(a) These unexercised employee stock options and SARs were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 5 – Items Affecting Comparability of Net Income and Cash Flows

U.S. Business Transformation

As part of our plan to transform our U.S. business we took several measures ("the U.S. business transformation measures") in 2008 and 2009 including: expansion of our U.S. refranchising; a reduced emphasis on multi-branding as a long-term growth strategy; G&A productivity initiatives and realignment of resources (primarily severance and early retirement costs); and investments in our U.S. Brands made on behalf of our franchisees such as equipment purchases.

In the years ended December 26, 2009 and December 27, 2008, we recorded a pre-tax gain of $34 million and a pre-tax loss of $5 million from refranchising in the U.S., respectively. The 2008 refranchising losses were the net result of, or offers to refranchise, stores or groups of stores in the U.S. at prices less than their recorded carrying values.

As a result of a decline in future profit expectations for our LJS and A&W businesses in the U.S. due in part to the impact of a reduced emphasis on multi-branding, we recorded a non-cash charge of $26 million, which resulted in no related tax benefit, in the fourth quarter of 2009 to write-off the goodwill associated with these businesses. See Note 10.

In connection with our G&A productivity initiatives and realignment of resources we recorded pre-tax charges of $16 million and $49 million in 2009 and 2008, respectively. The unpaid current liability for the severance portion of these charges was $5 million and $27 million as of December 26, 2009 and December 27, 2008, respectively. Severance payments in the year ended December 26, 2009 totaled approximately $26 million.

Additionally, the Company recognized a reduction to Franchise and license fees and income of $32 million, pre-tax, in the year ended December 26, 2009 related to investments in our U.S. Brands. These investments reflect our reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. The reimbursements were recorded as a reduction to franchise and license fees and income as we would not have provided the reimbursements absent the ongoing franchise relationship. In the year ended December 27, 2008, the Company recognized pre-tax expense of $7 million related to investments in our U.S. Brands in Franchise and license expenses.

We are not including the impacts of these U.S. business transformation measures in our U.S. segment for performance reporting purposes as we do not believe they are indicative of our ongoing operations.

Acquisition of Interest in Little Sheep

During 2009, our China Division paid approximately $103 million, in several tranches, to purchase 27% of the outstanding common shares of Little Sheep Group Limited ("Little Sheep") and obtain Board of Directors representation. We began reporting our investment in Little Sheep using the equity method of accounting and this investment is included in Investments in unconsolidated affiliates on our Consolidated Balance Sheet. The fair value of our investment in Little Sheep was approximately $156 million as of December 26, 2009. Equity income recognized from our investment in Little Sheep was not significant in the year ended December 26, 2009.

Little Sheep is the leading brand in China's "Hot Pot" restaurant category with approximately 375 restaurants, primarily in China as well as Hong Kong, Japan, Canada and the U.S.

Consolidation of a Former Unconsolidated Affiliate in Shanghai, China

On May 4, 2009 we acquired an additional 7% ownership in the entity that operates more than 200 KFCs in Shanghai, China for $12 million, increasing our ownership to 58%. The acquisition was driven by our desire to increase our management control over the entity and further integrate the business with the remainder of our KFC operations in China. This entity has historically been accounted for as an unconsolidated affiliate under the equity method of accounting due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business. Concurrent with the acquisition we received additional rights in the governance of the entity, and thus we began consolidating the entity upon acquisition. As required by GAAP, we remeasured our previously held 51% ownership in the entity, which had a recorded value of $17 million at the date of acquisition, at fair value and recognized a gain of $68 million accordingly. This gain, which resulted in no related income tax expense, was recorded in Other (income) expense on our Consolidated Statements of Income during the quarter ended June 13, 2009 and was not allocated to any segment for performance reporting purposes.

We recorded the following identifiable assets acquired and liabilities assumed upon acquisition for the consolidated entity:

Current assets, including cash of $17	$	27
Property, plant and equipment		61
Goodwill		53
Intangible assets		114
Other long-term assets		2
Total assets acquired		257
Current liabilities		55
Other long-term liabilities		35
Total liabilities assumed		90
Net assets acquired	$	167

Additionally, $70 million was recorded as Noncontrolling interest in our Consolidated Balance Sheet, representing the fair value of our partner's interest in the entity's net assets upon acquisition. Intangible assets primarily comprise reacquired franchise rights which are being amortized over the franchise contract period of ten years. Goodwill is not expected to be deductible for income tax purposes.

Under the equity method of accounting, we previously reported our 51% share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. From the date of the acquisition, we have reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer recorded franchise fee income for these restaurants nor did we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income – noncontrolling interest. For the year ended December 26, 2009 the consolidation of this entity increased Company sales by $192 million and decreased Franchise and license fees and income by $12 million. The consolidation of this entity positively impacted Operating Profit by $4 million for the year ended December 26, 2009. The impact on Net Income – YUM! Brands, Inc. was not significant to the year ended December 26, 2009.

The pro forma impact on our results of operations if the acquisition had been completed as of the beginning of 2009, 2008 or 2007 would not have been significant.

Sale of Our Interest in Our Japan Unconsolidated Affiliate

In December 2007, we sold our interest in our unconsolidated affiliate in Japan for $128 million in cash (including the impact of related foreign currency contracts that were settled in December 2007). Our international subsidiary that owned this interest operates on a fiscal calendar with a period end that is approximately one month earlier than our consolidated period close. Thus, consistent with our historical treatment of events occurring during the lag period, the pre-tax gain on the sale of this investment of $100 million was recorded in the quarter ended March 22, 2008. However, the cash proceeds from this transaction were transferred from our international subsidiary to the U.S. in December 2007 and thus were reported on our Consolidated Statement of Cash Flows for the year ended December 29, 2007.

While we will no longer have an ownership interest in the entity that operates both KFCs and Pizza Huts in Japan, it will continue to be a franchisee as it was when it operated as an unconsolidated affiliate. Excluding the one-time gain, the sale of our interest in our Japan unconsolidated affiliate did not have a significant impact on our results of operations for 2008 or 2009 as the Other income we previously recorded representing our share of earnings of the unconsolidated affiliate has historically not been significant.

Consolidation of a Former Unconsolidated Affiliate in Beijing, China

In 2008, we began consolidating an entity in which we have a majority ownership interest and that operates the KFCs in Beijing, China. Our partners in this entity are essentially state-owned enterprises. We historically did not consolidate this entity, instead accounting for the unconsolidated affiliate using the equity method of accounting, due to the effective participation of our partners in the significant decisions of the entity that were made in the ordinary course of business. Concurrent with a decision that we made on January 1, 2008 regarding top management of the entity, we no longer believe that our partners effectively participate in the decisions that are made in the ordinary course of business. Accordingly, we began consolidating this entity.

Like our other unconsolidated affiliates, the accounting for this entity prior to 2008 resulted in royalties being reflected as Franchise and license fees and our share of the entity's net income being reflected in Other (income) expense. Beginning January 1, 2008, we have reported the results of operations for the entity in the appropriate line items of our Consolidated Statement of Income. We no longer recorded franchise fee income for these restaurants nor did we report Other (income) expense as we did under the equity method of accounting. Net income attributable to our partner's ownership percentage is recorded as Net Income – noncontrolling interest. For the year ended December 27, 2008 the consolidation of this entity increased the China Division's Company sales by approximately $300 million and decreased Franchise and license fees and income by approximately $20 million. The consolidation of this entity positively impacted Operating Profit by approximately $20 million in 2008. The positive impact on Operating Profit was offset by Net Income – noncontrolling interest of $8 million and a higher Income tax provision such that there was no impact on Net Income – YUM! Brands, Inc. for the year ended December 27, 2008. The Consolidated Statement of Income was impacted by similar amounts for the year ended December 26, 2009.

Facility Actions

Refranchising (gain) loss, Store closure (income) costs and Store impairment charges by reportable segment are as follows:

	2009			
	U.S.	YRI	China Division	Worldwide
Refranchising (gain) loss[(a)]	$ (34)	$ —	$ 8	$ (26)
Store closure (income) costs[(b)]	$ 13	$ (1)	$ (3)	$ 9
Store impairment charges[(c)]	33	19	16	68
Closure and impairment (income) expenses[(d)]	$ 46	$ 18	$ 13	$ 77

	2008			
	U.S.	YRI	China Division	Worldwide
Refranchising (gain) loss[(a)]	$ 5	$ (9)	$ (1)	$ (5)
Store closure (income) costs[(b)]	$ (4)	$ (6)	$ (2)	$ (12)
Store impairment charges	34	11	10	55
Closure and impairment (income) expenses	$ 30	$ 5	$ 8	$ 43

	2007			
	U.S.	YRI	China Division	Worldwide
Refranchising (gain) loss[(a)]	$ (12)	$ 3	$ (2)	$ (11)
Store closure (income) costs[(b)]	$ (9)	$ 1	$ —	$ (8)
Store impairment charges	23	13	7	43
Closure and impairment (income) expenses	$ 14	$ 14	$ 7	$ 35

(a) Refranchising (gain) loss is not allocated to segments for performance reporting purposes. During 2009 we recognized a $10 million refranchising loss as a result of our decision to offer to refranchise our KFC Taiwan equity market. The sale of the market was consummated in the first quarter of 2010.

(b) Store closure (income) costs include the net gain or loss on sales of real estate on which we formerly operated a Company restaurant that was closed, lease reserves established when we cease using a property under an operating lease and subsequent adjustments to those reserves and other facility-related expenses from previously closed stores.

(c) The 2009 store impairment charges for YRI include $12 million of goodwill impairment for our Pizza Hut South Korea market. See Note 10.

(d) An additional $26 million of goodwill impairment related to our LJS and A&W-U.S. businesses was not allocated to segments for performance reporting purposes and is not included in this table. See Note 10.

The following table summarizes the 2009 and 2008 activity related to reserves for remaining lease obligations for closed stores.

	Beginning Balance	Amounts Used	New Decisions	Estimate/Decision Changes	CTA/ Other	Ending Balance
2009 Activity	$ 27	(12)	10	4	4	$ 33
2008 Activity	$ 34	(7)	3	—	(3)	$ 27

Assets held for sale at December 26, 2009 and December 27, 2008 total $32 million and $31 million, respectively, of U.S. property, plant and equipment and are included in prepaid expenses and other current assets in our Consolidated Balance Sheet.

Note 6 – Supplemental Cash Flow Data

	2009	2008	2007
Cash Paid For:			
Interest	$ 209	$ 248	$ 177
Income taxes	308	260	264
Significant Non-Cash Investing and Financing Activities:			
Capital lease obligations incurred to acquire assets	$ 7	$ 24	$ 59
Net investment in direct financing leases	8	26	33

Form 10-K

Note 7 – Franchise and License Fees and Income

	2009	2008	2007
Initial fees, including renewal fees	$ 57	$ 61	$ 49
Initial franchise fees included in refranchising gains	(17)	(20)	(10)
	40	41	39
Continuing fees	1,383	1,420	1,296
	$ 1,423	$ 1,461	$ 1,335

Note 8 – Other (Income) Expense

	2009	2008	2007
Equity income from investments in unconsolidated affiliates	$ (36)	$ (41)	$ (51)
Gain upon consolidation of a former unconsolidated affiliate in China[(a)]	(68)	—	—
Gain upon sale of investment in unconsolidated affiliate[(b)(c)]	—	(100)	(6)
Wrench litigation income[(d)]	—	—	(11)
Foreign exchange net (gain) loss and other	—	(16)	(3)
Other (income) expense	$ (104)	$ (157)	$ (71)

(a) See Note 5 for further discussion of the consolidation of a former unconsolidated affiliate in Shanghai, China.

(b) Fiscal year 2008 reflects the gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(c) Fiscal year 2007 reflects recognition of income associated with receipt of payments for a note receivable arising from the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity.

(d) Fiscal year 2007 reflects financial recoveries from settlements with insurance carriers related to a lawsuit settled by Taco Bell Corporation in 2004.

Note 9 – Supplemental Balance Sheet Information

	2009	2008
Accounts and notes receivable	$ 274	$ 252
Allowance for doubtful accounts	(35)	(23)
Accounts and notes receivable, net	$ 239	$ 229

Prepaid Expenses and Other Current Assets	2009	2008
Income tax receivable	$ 158	$ 20
Other prepaid expenses and current assets	156	152
	$ 314	$ 172

Property, Plant and Equipment	2009	2008
Land	$ 538	$ 517
Buildings and improvements	3,800	3,596
Capital leases, primarily buildings	282	259
Machinery and equipment	2,627	2,525
Property, Plant and equipment, gross	7,247	6,897
Accumulated depreciation and amortization	(3,348)	(3,187)
Property, Plant and equipment, net	$ 3,899	$ 3,710

Depreciation and amortization expense related to property, plant and equipment was $553 million, $542 million and $514 million in 2009, 2008 and 2007, respectively.

Accounts Payable and Other Current Liabilities	2009	2008
Accounts payable	$ 499	$ 508
Capital expenditure liability	114	130
Accrued compensation and benefits	342	376
Dividends payable	98	87
Accrued taxes, other than income taxes	100	100
Other current liabilities	260	272
	$ 1,413	$ 1,473

Note 10 – Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	U.S.	YRI	China Division	Worldwide
Balance as of December 29, 2007				
Goodwill, gross	$ 358	$ 259	$ 60	$ 677
Accumulated impairment losses	—	(5)	—	(5)
Goodwill, net	358	254	60	672
Acquisitions	10	—	6	16
Impairment losses	—	—	—	—
Disposals and other, net[(a)]	(12)	(71)	—	(83)
Balance as of December 27, 2008				
Goodwill, gross	356	188	66	610
Accumulated impairment losses	—	(5)	—	(5)
Goodwill, net	356	183	66	605
Acquisitions	1	—	53	54
Impairment losses[(b)(c)]	(26)	(12)	—	(38)
Disposals and other, net[(a)]	(5)	24	—	19
Balance as of December 26, 2009				
Goodwill, gross	352	212	119	683
Accumulated impairment losses	(26)	(17)	—	(43)
Goodwill, net	$ 326	$ 195	$ 119	$ 640

(a) Disposals and other, net for YRI primarily reflects the impact of foreign currency translation on existing balances. Disposals and other, net for the U.S. Division, primarily reflects goodwill write-offs associated with refranchising.

(b) We recorded a non-cash goodwill impairment charge of $26 million, which resulted in no related tax benefit, associated with our LJS and A&W-U.S. reporting unit in the fourth quarter of 2009 as the carrying value of this reporting unit exceeded its fair value. The fair value of the reporting unit was based on our discounted expected after-tax cash flows from the future royalty stream, net of G&A, expected to be earned from the underlying franchise agreements. These cash flows incorporated the decline in future profit expectations for our LJS and A&W-U.S. reporting unit which were due in part to the impact of a reduced emphasis on multi-branding as a U.S. growth strategy. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was not allocated to the U.S. segment for performance reporting purposes. See Note 5.

(c) We recorded a non-cash goodwill impairment charge of $12 million for our Pizza Hut South Korea reporting unit in the fourth quarter of 2009 as the carrying value of this reporting unit exceeded its fair value. The fair value of this reporting unit was based on the discounted expected after-tax cash flows from company operations and franchise royalties for the business. Our expectations of future cash flows were negatively impacted by recent profit declines the business has experienced. This charge was recorded in Closure and impairment (income) expenses in our Consolidated Statement of Income and was allocated to our International segment for performance reporting purposes.

Intangible assets, net for the years ended 2009 and 2008 are as follows:

	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets				
Franchise contract rights	$ 153	$ (78)	$ 147	$ (71)
Trademarks/brands	225	(48)	225	(39)
Lease tenancy rights	66	(24)	31	(7)
Favorable operating leases	27	(8)	9	(8)
Reacquired franchise rights	121	(8)	14	(1)
Other	7	(2)	6	(2)
	$ 599	$ (168)	$ 432	$ (128)
Indefinite-lived intangible assets				
Trademarks/brands	$ 31		$ 31	

We have recorded intangible assets through past acquisitions representing the value of our KFC, LJS and A&W trademarks/brands. The value of a trademark/brand is determined based upon the value derived from the royalty we avoid, in the case of Company stores, or receive, in the case of franchise and licensee stores, for the use of the trademark/brand. We have determined that our KFC trademark/brand intangible asset has an indefinite life and therefore is not amortized. We have determined that our LJS and A&W trademarks/brands are subject to amortization and are being amortized over their expected useful lives which are currently thirty years.

Amortization expense for all definite-lived intangible assets was $25 million in 2009, $18 million in 2008 and $19 million in 2007. Amortization expense for definite-lived intangible assets will approximate $24 million annually in 2010 through 2012, $23 million and $21 million in 2013 and 2014, respectively.

Note 11 – Short-term Borrowings and Long-term Debt

	2009	2008
Short-term Borrowings		
Current maturities of long-term debt	$ 56	$ 15
Other	3	10
	$ 59	$ 25
Long-term Debt		
Unsecured International Revolving Credit Facility, expires November 2012	$ —	$ —
Unsecured Revolving Credit Facility, expires November 2012	5	299
Senior, Unsecured Term Loan, due July 2011	—	375
Senior Unsecured Notes	2,906	2,542
Capital lease obligations (See Note 12)	249	234
Other, due through 2019 (11%)	67	70
	3,227	3,520
Less current maturities of long-term debt	(56)	(15)
Long-term debt excluding hedge accounting adjustment	3,171	3,505
Derivative instrument hedge accounting adjustment (See Note 13)	36	59
Long-term debt including hedge accounting adjustment	$ 3,207	$ 3,564

Our primary bank credit agreement comprises a $1.15 billion syndicated senior unsecured revolving credit facility (the "Credit Facility") which matures in November 2012 and includes 23 participating banks with commitments ranging from $20 million to $113 million. Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit or banker's acceptances, where applicable. At December 26, 2009, our unused Credit Facility totaled $975 million net of outstanding letters of credit of $170 million. There were borrowings of $5 million outstanding under the Credit Facility at December 26, 2009. The interest rate for borrowings under the Credit Facility ranges from 0.25% to 1.25% over the London Interbank Offered Rate ("LIBOR") or is determined by an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

We also have a $350 million, syndicated revolving credit facility (the "International Credit Facility," or "ICF") which matures in November 2012 and includes 6 banks with commitments ranging from $35 million to $90 million. There was available credit of $350 million and no borrowings outstanding under the ICF at the end of 2009. The interest rate for borrowings under the ICF ranges from 0.31% to 1.50% over LIBOR or is determined by a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

The Credit Facility and the ICF are unconditionally guaranteed by our principal domestic subsidiaries. Additionally, the ICF is unconditionally guaranteed by YUM. These agreements contain financial covenants relating to maintenance of leverage and fixed charge coverage ratio and also contain affirmative and negative covenants including, among other things, limitations on certain additional indebtedness and liens, and certain other transactions specified in the agreement. Given the Company's balance sheet and cash flows we were able to comply with all debt covenant requirements at December 26, 2009 with a considerable amount of cushion.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2011 through 2037 and stated interest rates ranging from 4.25% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness.

During the second quarter of 2009 we completed a cash tender offer to repurchase certain of our Senior Unsecured Notes due July 1, 2012 with an aggregate principal amount of $137 million. In conjunction with this transaction, we settled interest rate swaps with a notional amount of $150 million that were hedging these Senior Unsecured Notes, receiving $14 million in cash. The net impact of the repurchase of Senior Unsecured Notes and related interest rate swap settlement had no significant impact on Interest expense.

In August 2009, we issued $250 million aggregate principal amount of 4.25% Senior Unsecured Notes that are due in September 2015 and $250 million aggregate principal amount of 5.30% Senior Unsecured Notes that are due in September 2019. We used the proceeds from our issuance of these Senior Unsecured Notes to repay a variable rate senior unsecured term loan, in an aggregate principal amount of $375 million that was scheduled to mature in 2011 and to make discretionary payments to our pension plans in the fourth quarter of 2009.

The following table summarizes all Senior Unsecured Notes issued that remain outstanding at December 26, 2009:

				Interest Rate	
Issuance Date[(a)]	Maturity Date	Principal Amount (in millions)		Stated	Effective[(b)]
April 2001	April 2011	$	650	8.88%	9.20%
June 2002	July 2012	$	263	7.70%	8.04%
April 2006	April 2016	$	300	6.25%	6.03%
October 2007	March 2018	$	600	6.25%	6.38%
October 2007	November 2037	$	600	6.88%	7.29%
September 2009	September 2015	$	250	4.25%	4.44%
September 2009	September 2019	$	250	5.30%	5.59%

(a) Interest payments commenced six months after issuance date and are payable semi-annually thereafter.

(b) Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks and forward starting interest rate swaps utilized to hedge the interest rate risk prior to the debt issuance. Excludes the effect of any swaps that remain outstanding as described in Note 13.

Our Senior Unsecured Notes, Credit Facility, and ICF all contain cross-default provisions, whereby a default under any of these agreements constitutes a default under each of the other agreements.

The annual maturities of short-term borrowings and long-term debt as of December 26, 2009, excluding capital lease obligations of $249 million and derivative instrument adjustments of $36 million, are as follows:

Year ended:	
2010	$ 5
2011	654
2012	273
2013	5
2014	6
Thereafter	2,045
Total	$ 2,988

Interest expense on short-term borrowings and long-term debt was $212 million, $253 million and $199 million in 2009, 2008 and 2007, respectively.

Note 12 – Leases

At December 26, 2009 we operated more than 7,600 restaurants, leasing the underlying land and/or building in nearly 6,200 of those restaurants with the vast majority of our commitments expiring within 20 years from the inception of the lease. Our longest lease expires in 2151. We also lease office space for headquarters and support functions, as well as certain office and restaurant equipment. We do not consider any of these individual leases material to our operations. Most leases require us to pay related executory costs, which include property taxes, maintenance and insurance.

Form 10-K

Future minimum commitments and amounts to be received as lessor or sublessor under non-cancelable leases are set forth below:

	Commitments		Lease Receivables	
	Capital	Operating	Direct Financing	Operating
2010	$ 67	$ 535	$ 13	$ 50
2011	26	492	13	41
2012	25	446	13	35
2013	24	409	17	31
2014	24	369	16	28
Thereafter	243	2,424	72	118
	$ 409	$ 4,675	$ 144	$ 303

At December 26, 2009 and December 27, 2008, the present value of minimum payments under capital leases was $249 million and $234 million, respectively. At December 26, 2009 and December 27, 2008, unearned income associated with direct financing lease receivables was $61 million and $63 million, respectively.

The details of rental expense and income are set forth below:

	2009	2008	2007
Rental expense			
Minimum	$ 541	$ 531	$ 474
Contingent	123	113	81
	$ 664	$ 644	$ 555
Minimum rental income	$ 38	$ 28	$ 23

Note 13 – Derivative Instruments

The Company is exposed to certain market risks relating to its ongoing business operations. The primary market risks managed by using derivative instruments are interest rate risk and cash flow volatility arising from foreign currency fluctuations.

We enter into interest rate swaps with the objective of reducing our exposure to interest rate risk and lowering interest expense for a portion of our fixed-rate debt. At December 26, 2009, our interest rate derivative instruments have an outstanding notional amount of $775 million and have been designated as fair value hedges of a portion of our debt. The critical terms of these swaps, including reset dates and floating rate indices match those of our underlying fixed-rate debt and no ineffectiveness has been recorded.

We enter into foreign currency forward contracts with the objective of reducing our exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency denominated intercompany short-term receivables and payables. The notional amount, maturity date, and currency of these contracts match those of the underlying receivables or payables. For those foreign currency exchange forward contracts that we have designated as cash flow hedges, we measure ineffectiveness by comparing the cumulative change in the forward contract with the cumulative change in the hedged item. At December 26, 2009, foreign currency forward contracts outstanding had a total notional amount of $687 million.

The fair values of derivatives designated as hedging instruments for the year ended December 26, 2009 were:

	Fair Value	Consolidated Balance Sheet Location
Interest Rate Swaps	$ 44	Other assets
Foreign Currency Forwards – Asset	6	Prepaid expenses and other current assets
Foreign Currency Forwards – Liability	(3)	Accounts payable and other current liabilities
Total	$ 47	

The unrealized gains associated with our interest rate swaps that hedge the interest rate risk for a portion of our debt have been reported as an addition of $36 million to long-term debt at December 26, 2009. During the year ended December 26, 2009, Interest expense, net was reduced by $31 million, for recognized gains on these interest rate swaps, including $13 million related to the settlement of interest rate swaps that were hedging the 2012 Senior Unsecured Notes that were extinguished (See Note 11).

For our foreign currency forward contracts the following effective portions of gains and losses were recognized into Other Comprehensive Income ("OCI") and reclassified into income from OCI in the year ended December 26, 2009.

	2009
Gains (losses) recognized into OCI, net of tax	$ (4)
Gains (losses) reclassified from Accumulated OCI into income, net of tax	$ (9)

The gains/losses reclassified from Accumulated OCI into income were recognized as Other income (expense) in our Consolidated Statement of Income, largely offsetting foreign currency transaction losses/gains recorded when the related intercompany receivables and payables were adjusted for foreign currency fluctuations. Changes in fair values of the foreign currency forwards recognized directly in our results of operations either from ineffectiveness or exclusion from effectiveness testing were insignificant in the year ended December 26, 2009.

We had a net deferred loss of $12 million, net of tax, as of December 26, 2009 within Accumulated OCI due to treasury locks and forward starting interest rate swaps that have been cash settled, as well as outstanding foreign currency forward contracts. The majority of this loss arose from the settlement of forward starting interest rate swaps entered into prior to the issuance of our Senior Unsecured Notes due in 2037, and is being reclassed into earnings through 2037 to interest expense. In 2009, 2008 and 2007 an insignificant amount was reclassified from Accumulated OCI to Interest expense, net as a result of these previously settled cash flow hedges.

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. At December 26, 2009, all of the counterparties to our interest rate swaps and foreign currency forwards had investment grade ratings. To date, all counterparties have performed in accordance with their contractual obligations.

Note 14 – Fair Value Disclosures

The following table presents the fair values for those assets and liabilities measured on a recurring basis.

		Fair Value	
Description	Level	2009	2008
Foreign Currency Forwards, net	2	$ 3	$ 12
Interest Rate Swaps, net	2	44	62
Other Investments	1	13	10
Total		$ 60	$ 84

The fair value of the Company's foreign currency forwards and interest rate swaps were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the duration based upon observable inputs. The other investments include investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities that employees have chosen to invest in phantom shares of a Stock Index Fund or Bond Index Fund. The other investments are classified as trading securities and their fair value is determined based on the closing market prices of the respective mutual funds as of December 26, 2009 and December 27, 2008.

Form 10-K

The following table presents the fair values for those assets and liabilities measured at fair value during 2009 on a non-recurring basis, and remaining on our Consolidated Balance Sheet as of December 26, 2009. Total losses include losses recognized from all non-recurring fair value measurements during the year ended December 26, 2009:

Description	As of December 26, 2009	Fair Value Measurements Using Level 1	Level 2	Level 3	Total Losses 2009
Long-lived assets held for use	$ 30	$ —	$ —	$ 30	$ 56
Goodwill	—	—	—	—	38

Long-lived assets held for use presented in the table above include restaurants or groups of restaurants that were impaired as a result of our semi-annual impairment review or restaurants not meeting held for sale criteria that have been offered for sale at a price less than their carrying value during the year ended December 26, 2009. Of the $56 million in impairment charges shown in the table above for the year ended December 26, 2009, $20 million was included in Refranchising (gain) loss and $36 million was included in Closures and impairment (income) expenses in the Consolidated Statements of Income.

Goodwill in the table above includes the goodwill impairment charges for our Pizza Hut South Korea and LJS/A&W-U.S. reporting units, which are discussed in Note 10. These impairment charges were recorded in Closures and impairment (income) expenses in the Consolidated Statements of Income.

At December 26, 2009 the carrying values of cash and cash equivalents, accounts receivable and accounts payable approximated their fair values because of the short-term nature of these instruments. The fair value of notes receivable net of allowances and lease guarantees less subsequent amortization approximates their carrying value. The Company's debt obligations, excluding capital leases, were estimated to have a fair value of $3.3 billion, compared to their carrying value of $3 billion. We estimated the fair value of debt using market quotes and calculations based on market rates.

Note 15 – Pension and Post-retirement Medical Benefits

Pension Benefits. We sponsor noncontributory defined benefit pension plans covering certain full-time salaried and hourly U.S. employees. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plans are paid by the Company as incurred. During 2001, the plans covering our U.S. salaried employees were amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in those plans. Benefits are based on years of service and earnings or stated amounts for each year of service. We also sponsor various defined benefit pension plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. Our plans in the U.K. have previously been amended such that new employees are not eligible to participate in these plans.

Obligation and Funded Status at Measurement Date:

The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our U.S. pension plans and significant International pension plans. The actuarial valuations for all plans reflect measurement dates coinciding with our fiscal year ends.

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Change in benefit obligation				
Benefit obligation at beginning of year	$ 923	$ 842	$ 126	$ 161
Measurement date adjustment	—	21	—	2
Service cost	26	30	5	8
Interest cost	58	53	7	8
Participant contributions	—	—	2	2
Plan amendments	1	1	—	—
Acquisitions	—	—	—	—
Curtailment gain	(9)	(6)	—	—
Settlement loss	2	1	—	—
Special termination benefits	4	13	—	—
Exchange rate changes	—	—	15	(48)
Benefits paid	(47)	(48)	(3)	(3)
Settlement payments	(10)	(9)	—	—
Actuarial (gain) loss	62	25	18	(4)
Benefit obligation at end of year	$ 1,010	$ 923	$ 170	$ 126
Change in plan assets				
Fair value of plan assets at beginning of year	$ 513	$ 732	$ 83	$ 139
Actual return on plan assets	132	(213)	20	(33)
Employer contributions	252	54	28	12
Participant contributions	—	—	2	2
Settlement payments	(10)	(9)	—	—
Benefits paid	(47)	(48)	(3)	(3)
Exchange rate changes	—	—	11	(34)
Administrative expenses	(5)	(3)	—	—
Fair value of plan assets at end of year	$ 835	$ 513	$ 141	$ 83
Funded status at end of year	$ (175)	$ (410)	$ (29)	$ (43)

Form 10-K

Amounts recognized in the Consolidated Balance Sheet:

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Accrued benefit liability – current	$ (8)	$ (11)	$ —	$ —
Accrued benefit liability – non-current	(167)	(399)	(29)	(43)
	$ (175)	$ (410)	$ (29)	$ (43)

Amounts recognized as a loss in Accumulated Other Comprehensive Income:

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Actuarial net loss	$ 342	$ 371	$ 48	$ 41
Prior service cost	4	3	—	—
	$ 346	$ 374	$ 48	$ 41

The accumulated benefit obligation for the U.S. and International pension plans was $1,099 million and $970 million at December 26, 2009 and December 27, 2008, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Projected benefit obligation	$ 1,010	$ 923	$ 82	$ 63
Accumulated benefit obligation	958	867	76	58
Fair value of plan assets	835	513	71	34

Information for pension plans with a projected benefit obligation in excess of plan assets:

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Projected benefit obligation	$ 1,010	$ 923	$ 170	$ 126
Accumulated benefit obligation	958	867	141	103
Fair value of plan assets	835	513	141	83

Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements, including requirements of the Pension Protection Act of 2006, plus such additional amounts from time to time as are determined to be appropriate to improve the U.S. Plan's funded status. We currently do not plan to make any contributions to the U.S. Plan in 2010.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and regulations. The projected benefit obligation of our pension plans in the U.K. exceeded plan assets by $29 million at our 2009 measurement date. We have committed to make discretionary funding contributions of approximately $15 million in 2010 to one of these plans.

We do not anticipate any plan assets being returned to the Company during 2010 for any plans.

Components of net periodic benefit cost:

	U.S. Pension Plans			International Pension Plans		
Net periodic benefit cost	2009	2008	2007	2009	2008	2007
Service cost	$ 26	$ 30	$ 33	$ 5	$ 8	$ 9
Interest cost	58	53	50	7	8	8
Amortization of prior service cost[(a)]	1	—	1	—	—	—
Expected return on plan assets	(59)	(53)	(51)	(7)	(9)	(9)
Amortization of net loss	13	6	23	2	—	1
Net periodic benefit cost	$ 39	$ 36	$ 56	$ 7	$ 7	$ 9
Additional loss recognized due to:						
Settlement[(b)]	$ 2	$ 2	$ —	$ —	$ —	$ —
Special termination benefits[(c)]	$ 4	$ 13	$ —	$ —	$ —	$ —

Pension losses in accumulated other comprehensive income (loss):

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Beginning of year	$ 374	$ 80	$ 41	$ 13
Net actuarial loss	(15)	301	5	40
Amortization of net loss	(13)	(6)	(2)	—
Settlements	(1)	(1)	—	—
Prior service cost	2	—	—	—
Amortization of prior service cost	(1)	—	—	—
Exchange rate changes	—	—	4	(12)
End of year	$ 346	$ 374	$ 48	$ 41

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Settlement loss results from benefit payments from a non-funded plan exceeding the sum of the service cost and interest cost for that plan during the year.

(c) Special termination benefits primarily related to the U.S. business transformation measures taken in 2008 and 2009.

The estimated net loss for the U.S. and International pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2010 is $23 million and $2 million, respectively. The estimated prior service cost for the U.S. pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2010 is $1 million.

Weighted-average assumptions used to determine benefit obligations at the measurement dates:

	U.S. Pension Plans		International Pension Plans	
	2009	2008	2009	2008
Discount rate	6.30%	6.50%	5.50%	5.50%
Rate of compensation increase	3.75%	3.75%	4.41%	4.10%

Weighted-average assumptions used to determine the net periodic benefit cost for fiscal years:

	U.S. Pension Plans			International Pension Plans		
	2009	2008	2007	2009	2008	2007
Discount rate	6.50%	6.50%	5.95%	5.50%	5.60%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	7.20%	7.28%	7.07%
Rate of compensation increase	3.75%	3.75%	3.75%	4.11%	4.30%	3.78%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

Plan Assets

The fair values of our pension plan assets at December 26, 2009 by asset category and level within the fair value hierarchy are as follows:

	U.S. Pension Plans	International Pension Plans
Level 1:		
Cash	$ 4	$ 7
Level 2:		
Cash Equivalents[(a)]	39	—
Equity Securities – U.S. Large cap[(b)]	271	5
Equity Securities – U.S. Mid cap[(b)]	46	—
Equity Securities – U.S. Small cap[(b)]	46	—
Equity Securities – Non-U.S.[(b)]	89	96
Fixed Income Securities – U.S. Corporate[(b)]	194	14
Fixed Income Securities – U.S. Government and Government Agencies[(c)]	132	—
Fixed Income Securities – Non-U.S. Government[(b)(c)]	14	19
Total fair value of plan assets	$ 835	$ 141

(a) Short-term investments in money market funds

(b) Securities held in common trusts

(c) Investments held by the U.S. Plan are directly held

Our primary objectives regarding the investment strategy for the Plan's assets, which make up 86% of total pension plan assets at the 2009 measurement date, are to reduce interest rate and market risk, to provide adequate liquidity to meet immediate and future payment requirements and to meet minimum funding requirements. To achieve these objectives, we are using a combination of active and passive investment strategies. Our equity securities, currently targeted at 55% of our investment mix, consist primarily of low cost index funds focused on achieving long-term capital appreciation. We diversify our equity risk by investing in several different U.S. and foreign market index funds. Investing in these index funds provides us with the adequate liquidity required to fund benefit payments and plan expenses. The fixed income asset allocation, currently targeted at 45% of our mix, is actively managed and consists of long duration fixed income securities that help to reduce exposure to interest rate variation and to better correlate asset maturities with obligations.

A mutual fund held as an investment by the Plan includes YUM stock valued at less than $0.5 million at December 26, 2009 and December 27, 2008 (less than 1% of total plan assets in each instance).

Benefit Payments

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	U.S. Pension Plans	International Pension Plans
2010	$ 52	$ 2
2011	51	2
2012	40	2
2013	48	2
2014	46	2
2015 - 2019	278	10

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated further employee service.

Post-retirement Medical Benefits

Our post-retirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost sharing provisions. During 2001, the plan was amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in this plan. Employees hired prior to September 30, 2001 are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our post-retirement plan as benefits are paid.

At the end of both 2009 and 2008, the accumulated post-retirement benefit obligation was $73 million. The unrecognized actuarial loss recognized in Accumulated other comprehensive loss is less than $1 million at the end of 2009 and $2 million at the end of 2008. The net periodic benefit cost recorded in 2009, 2008 and 2007 was $7 million, $10 million and $5 million, respectively, the majority of which is interest cost on the accumulated post-retirement benefit obligation. 2009 and 2008 costs included $1 million and $4 million, respectively, of special termination benefits primarily related to the U.S. business transformation measures described in Note 5. Approximately $2 million was charged to retained earnings in 2008 related to changing the measurement date for our post-retirement plan to our fiscal year end. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the post-retirement medical plan are identical to those as shown for the U.S. pension plans. Our assumed heath care cost trend rates for the following year as of 2009 and 2008 are 7.8% and 7.5%, respectively, with expected ultimate trend rates of 4.5% reached in 2028 and 5.25% reached in 2015, respectively.

There is a cap on our medical liability for certain retirees. The cap for Medicare eligible retirees was reached in 2000 and the cap for non-Medicare eligible retirees is expected to be reached in 2011; once the cap is reached, our annual cost per retiree will not increase. A one-percentage-point increase or decrease in assumed health care cost trend rates would have less than a $1 million impact on total service and interest cost and on the post-retirement benefit obligation. The benefits expected to be paid in each of the next five years are approximately $7 million and in aggregate for the five years thereafter are $31 million.

Note 16 – Stock Options and Stock Appreciation Rights

At year end 2009, we had four stock award plans in effect: the YUM! Brands, Inc. Long-Term Incentive Plan and the 1997 Long-Term Incentive Plan ("collectively the "LTIPs"), the YUM! Brands, Inc. Restaurant General Manager Stock Option Plan ("RGM Plan") and the YUM! Brands, Inc. SharePower Plan ("SharePower"). Under all our plans, the exercise price of stock options and stock appreciation rights ("SARs") granted must be equal to or greater than the average market price or the ending market price of the Company's stock on the date of grant.

Potential awards to employees and non-employee directors under the LTIPs include stock options, incentive stock options, SARs, restricted stock, stock units, restricted stock units, performance restricted stock units, performance share units and performance units. Through December 26, 2009, we have issued only stock options, SARs, restricted stock units and performance share units under the LTIPs. While awards under the LTIPs can have varying vesting provisions and exercise periods, outstanding awards under the LTIPs vest in periods ranging from immediate to 5 years and expire ten years after grant.

Potential awards to employees under the RGM Plan include stock options, SARs, restricted stock and restricted stock units. Through December 26, 2009, we have issued only stock options and SARs under this plan. RGM Plan awards granted have a four year cliff vesting period and expire ten years after grant. Certain RGM Plan awards are granted upon attainment of performance conditions in the previous year. Expense for such awards is recognized over a period that includes the performance condition period.

Potential awards to employees under SharePower include stock options, SARs, restricted stock and restricted stock units. SharePower awards consist only of stock options and SARs to date, which vest over a period ranging from one to four years and expire no longer than ten years after grant.

At year end 2009, approximately 24 million shares were available for future share-based compensation grants under the above plans.

We estimated the fair value of each award made during 2009, 2008 and 2007 as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	1.9%	3.0%	4.7%
Expected term (years)	5.9	6.0	6.0
Expected volatility	32.3%	30.9%	28.9%
Expected dividend yield	2.6%	1.7%	2.0%

We believe it is appropriate to group our awards into two homogeneous groups when estimating expected term. These groups consist of grants made primarily to restaurant-level employees under the RGM Plan, which cliff vest after four years and expire ten years after grant, and grants made to executives under our other stock award plans, which typically have a graded vesting schedule of 25% per year over four years and expire ten years after grant. We use a single weighted-average term for our awards that have a graded vesting schedule. Based on analysis of our historical exercise and post-vesting termination behavior, we have determined that our restaurant-level employees and our executives exercised the awards on average after five years and six years, respectively.

When determining expected volatility, we consider both historical volatility of our stock as well as implied volatility associated with our traded options.

A summary of award activity as of December 26, 2009, and changes during the year then ended is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	46,918	$ 20.55		
Granted	7,766	29.30		
Exercised	(10,646)	12.82		
Forfeited or expired	(2,373)	30.46		
Outstanding at the end of the year	41,665	$ 23.59	5.78	$ 502
Exercisable at the end of the year	25,127	$ 18.74	4.20	$ 420

The weighted-average grant-date fair value of awards granted during 2009, 2008 and 2007 was $7.29, $10.91 and $8.85, respectively. The total intrinsic value of stock options and SARs exercised during the years ended December 26, 2009, December 27, 2008 and December 29, 2007, was $217 million, $145 million and $238 million, respectively.

As of December 26, 2009, there was $93 million of unrecognized compensation cost, which will be reduced by any forfeitures that occur, related to unvested awards that is expected to be recognized over a remaining weighted-average period of 2.6 years. The total fair value at grant date of awards vested during 2009, 2008 and 2007 was $56 million, $54 million and $57 million, respectively.

The total compensation expense for stock options and SARs recognized was $48 million, $51 million and $56 million in 2009, 2008 and 2007, respectively. The related tax benefit recognized from this expense was $16 million, $17 million and $19 million in 2009, 2008 and 2007, respectively.

Cash received from stock options exercises for 2009, 2008 and 2007, was $113 million, $72 million and $112 million, respectively. Tax benefits realized on our tax returns from tax deductions associated with stock options and SARs exercised for 2009, 2008 and 2007 totaled $57 million, $40 million and $76 million, respectively.

While historically the Company has repurchased shares of our Common Stock on the open market to satisfy award exercises, we did not repurchase shares during 2009.

In January 2008, we granted an award of 187,398 restricted stock units to our Chief Executive Officer ("CEO"). The award was made under the LTIPs. The award vests after four years and had a market value of $7.0 million as of January 24, 2008. The award is being expensed over the four year vesting period. The award will be paid to our CEO in shares of YUM common stock six months following his retirement provided that he does not leave the company before the award vests. We recognized $2 million of expense in both 2009 and 2008.

In 2009 we modified our long-term incentive compensation program for certain executives, including our CEO, Chief Financial Officer and our operating segment Presidents. As part of these changes we granted 78,499 performance share units, with a total grant date fair value of $2.3 million, under the LTIPs. The awards vest after three years and are being expensed over this period. The ultimate number of shares to be issued is contingent upon the achievement of certain performance conditions with a maximum payout of 156,998 shares. Total expense recognized in 2009 for these awards was $0.8 million. Additionally, these executives are no longer eligible to participate in the matching stock program under our Executive Income Deferral Program as described in Note 17.

Note 17 – Other Compensation and Benefit Programs

Executive Income Deferral Program (the "EID Plan")

The EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. These investment options are limited to cash, phantom shares of our Common Stock, phantom shares of a Stock Index Fund and phantom shares of a Bond Index Fund. Additionally, the EID Plan allows participants to defer incentive compensation to purchase phantom shares of our Common Stock and receive a 33% Company match on the amount deferred. Deferrals receiving a match are similar to a restricted stock unit award in that participants will generally forfeit both the match and incentive compensation amounts deferred if they voluntarily separate from employment during a vesting period that is two years. We expense the intrinsic value of the match and the incentive compensation over the requisite service period which includes the vesting period. Investments in cash, the Stock Index fund and the Bond Index fund will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense or income for the appreciation or depreciation, respectively, of these investments. We recognized compensation expense of $4 million in 2009, compensation income of $4 million in 2008 and compensation expense of $4 million in 2007 for losses and earnings on these investments.

As investments in the phantom shares of our Common Stock can only be settled in shares of our Common Stock, we do not recognize compensation expense for the appreciation or the depreciation, if any, of these investments. Deferrals into the phantom shares of our Common Stock are credited to the Common Stock Account as they are earned. As of December 26, 2009, deferrals to phantom shares of our Common Stock within the EID Plan totaled approximately 6.4 million shares. We recognized compensation expense for amortization of the Company match of $5 million, $6 million and $5 million, in 2009, 2008 and 2007, respectively. These expense amounts do not include the salary or bonus actually credited to Common Stock of $23 million, $20 million and $17 million in 2009, 2008 and 2007, respectively.

Contributory 401(k) Plan

We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 75% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of 10 investment options or a self-managed account within the 401(k) Plan. Effective for contributions made from and after April 1, 2008, we match 100% of the participant's contribution to the 401(k) Plan up to 6% of eligible compensation. Prior to April 1, 2008, we matched 100% of the participant's contribution to the 401(k) Plan up to 3% of eligible compensation and 50% of the participant's contribution on the next 2% of eligible compensation. We recognized as compensation expense our total matching contribution of $16 million in 2009 and 2008 and $13 million in 2007.

Note 18 – Shareholders' Equity

There were no shares of our Common Stock repurchased during 2009. Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2008 and 2007. All amounts exclude applicable transaction fees.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	2009	2008	2007	2009	2008	2007
September 2009	—	—	—	$ —	$ —	$ —
January 2008	—	23,943	—	—	802	—
October 2007	—	22,875	11,431	—	813	437
March 2007	—	—	15,092	—	—	500
September 2006	—	—	15,274	—	—	469
Total	—	46,818	41,797	$ —	$ 1,615[(a)]	$ 1,406[(b)]

(a) Amount excludes the effect of $13 million in share repurchases (0.4 million shares) with trade dates prior to the 2007 fiscal year end but cash settlement dates subsequent to the 2007 fiscal year end.

(b) Amount excludes the effects of $17 million in share repurchases (0.6 million shares) with trade dates prior to the 2006 fiscal year end but cash settlement dates subsequent to the 2006 fiscal year end and includes the effect of $13 million in share repurchases (0.4 million shares) with trade dates prior to the 2007 fiscal year end but cash settlement dates subsequent to the 2007 fiscal year.

As of December 26, 2009, we have $300 million available for future repurchases under our September 2009 share repurchase authorization.

Accumulated Other Comprehensive Income (Loss) – Comprehensive income is Net Income plus certain other items that are recorded directly to shareholders' equity. Amounts included in accumulated other comprehensive loss for the Company's derivative instruments and unrecognized pension and post-retirement losses are recorded net of the related income tax effects. Refer to Note 15 for additional information about our pension accounting and Note 13 for additional information about our derivative instruments. The following table gives further detail regarding the composition of accumulated other comprehensive income (loss) at December 26, 2009 and December 27, 2008.

	2009	2008
Foreign currency translation adjustment	$ 47	$ (129)
Pension and post-retirement losses, net of tax	(259)	(272)
Net unrealized losses on derivative instruments, net of tax	(12)	(17)
Total accumulated other comprehensive income (loss)	$ (224)	$ (418)

Form 10-K

Note 19 – Income Taxes

The details of our income tax provision (benefit) are set forth below:

		2009	2008	2007
Current:	Federal	$ (21)	$ 168	$ 175
	Foreign	251	151	151
	State	11	(1)	(3)
		241	318	323
Deferred:	Federal	92	(12)	(71)
	Foreign	(30)	3	27
	State	10	10	3
		72	1	(41)
		$ 313	$ 319	$ 282

For 2009, the current federal tax benefit resulted from the favorable impact for pension contributions made during the year and lower U.S. taxable income. The benefit associated with pension contributions was fully offset in the deferred federal provision. Also, for 2009, the current foreign tax provision included tax expense primarily related to continued growth in the China business as well as withholding tax expense associated with the distribution of intercompany dividends.

The deferred tax provision includes $26 million, $30 million and $120 million of benefit in 2009, 2008 and 2007, respectively, for changes in valuation allowances due to changes in determinations regarding the likelihood of the use of certain deferred tax assets that existed at the beginning of the year. The deferred tax provision also includes $16 million, $43 million and $16 million in 2009, 2008 and 2007, respectively, for increases in valuation allowances recorded against deferred tax assets generated during the year. The increase for 2008 includes a full valuation allowance for net operating losses generated by certain tax planning strategies implemented during the year. Total changes in valuation allowances, including the impact of foreign currency translation and other adjustments, were decreases of $67 million, $54 million and $37 million in 2009, 2008 and 2007, respectively. See additional discussion of valuation allowance adjustments in the effective tax rate discussion on the following page.

The deferred foreign tax provision includes less than $1 million of expense in 2009 and 2008, respectively, and $17 million of expense in 2007 for the impact of changes in statutory tax rates in various countries. The deferred foreign tax provision in 2008 includes $36 million of expense offset by the same amount in the current foreign tax provision that resulted from a tax law change. The $17 million of expense in 2007 includes $20 million for the Mexico tax law change enacted during the fourth quarter of 2007.

The deferred state tax provision in 2009 includes $10 million ($7 million, net of federal tax) of expense for the impact of pension contributions made during the year. The deferred state tax provision in 2008 includes $18 million ($12 million, net of federal tax) of expense for the impact associated with our plan to distribute certain foreign earnings. The deferred state tax provision in 2007 includes $4 million ($3 million, net of federal tax) of benefit for the impact of state law changes.

U.S. and foreign income before income taxes are set forth below:

	2009	2008	2007
U.S.	$ 269	$ 430	$ 527
Foreign	1,127	861	664
	$ 1,396	$ 1,291	$ 1,191

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2009	2008	2007
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	1.0	0.6	1.0
Foreign and U.S. tax effects attributable to foreign operations	(11.4)	(14.5)	(5.7)
Adjustments to reserves and prior years	(0.6)	3.5	2.6
Valuation allowance additions (reversals)	(0.7)	0.6	(9.0)
Other, net	(0.9)	(0.5)	(0.2)
Effective income tax rate	22.4%	24.7%	23.7%

Our 2009 effective tax rate was positively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-years adjustments that decreased our effective tax rate by 1.6 percentage points in 2009). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations decreased versus prior year as a result of withholding taxes associated with the distribution of intercompany dividends and an increase in tax expense for certain foreign markets. These increases were partially offset by lapping a 2008 expense associated with our plan to distribute certain foreign earnings. Our 2009 effective tax rate was also positively impacted by the reversal of foreign valuation allowances associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, our rate was lower as a result of lapping the 2008 gain on the sale of our interest in our unconsolidated affiliate in Japan.

Our 2008 effective income tax rate was negatively impacted versus 2007 by lapping valuation allowance reversals made in the prior year as discussed below. This negative impact was partially offset by the reversal of foreign valuation allowances in the current year associated with certain deferred tax assets that we now believe are more likely than not to be utilized on future tax returns. Additionally, the effective tax rate was negatively impacted by the year-over-year change in adjustments to reserves and prior years (including certain out-of-year adjustments that increased our effective tax rate by 1.8 percentage points in 2008). Benefits associated with our foreign and U.S. tax effects attributable to foreign operations positively impacted the effective tax rate as a result of lapping 2007 expenses associated with the distribution of an intercompany dividend and adjustments to our deferred tax balances that resulted from the Mexico tax law change, as further discussed below, as well as a higher percentage of our income being earned outside the U.S. These benefits were partially offset in 2008 by the gain on the sale of our interest in our unconsolidated affiliate in Japan and expense associated with our plan to distribute certain foreign earnings. We also recognized deferred tax assets for the net operating losses generated by certain tax planning strategies implemented in 2008 included in foreign and U.S. tax effects attributable to foreign operations (1.7 percentage point impact). However, we provided a full valuation allowance on these assets as we do not believe it is more likely than not that they will be realized in the future.

Our 2007 effective income tax rate was positively impacted by valuation allowance reversals. In December 2007, the Company finalized various tax planning strategies based on completing a review of our international operations, distributed a $275 million intercompany dividend and sold our interest in our Japan unconsolidated affiliate. As a result, in the fourth quarter of 2007, we reversed approximately $82 million of valuation allowances associated with foreign tax credit carryovers that are more likely than not to be claimed on future tax returns. In 2007, benefits associated with our foreign and U.S. tax effects attributable to foreign operations were negatively impacted by $36 million of expense associated with the $275 million intercompany dividend and approximately $20 million of expense for adjustments to our deferred tax balances as a result of the Mexico tax law change enacted during the fourth quarter of 2007.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.

The details of 2009 and 2008 deferred tax assets (liabilities) are set forth below:

	2009	2008
Net operating loss and tax credit carryforwards	$ 230	$ 256
Employee benefits	148	233
Share-based compensation	106	96
Self-insured casualty claims	59	71
Lease related liabilities	157	150
Various liabilities	100	98
Deferred income and other	30	41
Gross deferred tax assets	830	945
Deferred tax asset valuation allowances	(187)	(254)
Net deferred tax assets	$ 643	$ 691
Intangible assets and property, plant and equipment	$ (184)	$ (164)
Lease related assets	(75)	(69)
Other	(125)	(134)
Gross deferred tax liabilities	(384)	(367)
Net deferred tax assets (liabilities)	$ 259	$ 324
Reported in Consolidated Balance Sheets as:		
Deferred income taxes – current	$ 81	$ 81
Deferred income taxes – long-term	251	300
Accounts payable and other current liabilities	(7)	(4)
Other liabilities and deferred credits	(66)	(53)
	$ 259	$ 324

Form 10-K

We have not provided deferred tax on certain undistributed earnings from our foreign subsidiaries as we believe they are indefinitely reinvested. This amount may become taxable upon an actual or deemed repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. We estimate that our total net undistributed earnings upon which we have not provided deferred tax total approximately $875 million at December 26, 2009. A determination of the deferred tax liability on such earnings is not practicable.

Foreign operating and capital loss carryforwards totaling $610 million and state operating loss carryforwards totaling $1.4 billion at year end 2009 are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income. These losses will expire as follows: $10 million in 2010, $150 million between 2011 and 2014, $1.4 billion between 2015 and 2029 and $428 million may be carried forward indefinitely. In addition, tax credits totaling $4 million are available to reduce certain state liabilities, of which all may be carried forward indefinitely.

We recognize the benefit of our positions taken or expected to be taken in our tax returns in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement.

The Company had $301 million of unrecognized tax benefits at December 26, 2009, $259 million of which, if recognized, would affect the effective income tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

	2009	2008
Beginning of Year	$ 296	$ 343
Additions on tax positions related to the current year	48	53
Additions for tax positions of prior years	59	21
Reductions for tax positions of prior years	(68)	(110)
Reductions for settlements	(33)	(2)
Reductions due to statute expiration	(6)	(7)
Foreign currency translation adjustment	5	(2)
End of Year	$ 301	$ 296

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, China, the United Kingdom, Mexico and Australia. As of December 26, 2009, the earliest years that the Company was subject to examination in these jurisdictions were 1999 in the U.S., 2006 in China, 2003 in the United Kingdom, 2001 in Mexico and 2005 in Australia. In addition, the Company is subject to various U.S. state income tax examinations, for which, in the aggregate, we had significant unrecognized tax benefits at December 26, 2009. The Company believes that it is reasonably possible that its unrecognized tax benefits may decrease by approximately $87 million in the next 12 months, each of which are individually insignificant, including approximately $71 million, which if recognized upon audit settlement or statute expiration, will affect the 2010 effective tax rate.

At December 26, 2009, long-term liabilities of $264 million, including $49 million for the payment of accrued interest and penalties, are included in Other liabilities and deferred credits as reported on the Consolidated Balance Sheet. Total accrued interest and penalties recorded at December 26, 2009 were $41 million. During 2009, accrued interest and penalties decreased by $8 million, of which $6 million was recognized in our Consolidated Statement of Income. At December 27, 2008, long-term liabilities of $229 million, including $32 million for the payment of accrued interest and penalties, were included in Other liabilities and deferred credits as reported on the Consolidated Balance Sheet. Total accrued interest and penalties recorded at December 27, 2008 were $49 million. During 2008, accrued interest and penalties decreased $9 million, of which $7 million was recognized in our Consolidated Statement of Income. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of its income tax provision.

Note 20 – Reportable Operating Segments

We are principally engaged in developing, operating, franchising and licensing the worldwide KFC, Pizza Hut, Taco Bell, LJS and A&W concepts. KFC, Pizza Hut, Taco Bell, LJS and A&W operate in 108, 92, 20, 6 and 9 countries and territories, respectively. Our five largest international markets based on operating profit in 2009 are China, Asia Franchise, Australia, United Kingdom, and Latin America Franchise.

We identify our operating segments based on management responsibility. The China Division includes mainland China, Thailand and KFC Taiwan, and YRI includes the remainder of our international operations. In the U.S., we consider LJS and A&W to be a single operating segment. We consider our KFC, Pizza Hut, Taco Bell and LJS/A&W operating segments in the U.S. to be similar and therefore have aggregated them into a single reportable operating segment.

Reported segment results for 2008 and 2007 have been restated to be consistent with current period presentation (See Note 2).

	Revenues		
	2009	2008	2007
U.S.	$ 4,473	$ 5,132	$ 5,202
YRI[a]	2,713	3,044	3,089
China Division[a]	3,682	3,128	2,144
Unallocated[b][c]	(32)	—	—
	$ 10,836	$ 11,304	$ 10,435

	Operating Profit; Interest Expense, Net; and Income Before Income Taxes		
	2009	2008	2007
U.S.	$ 647	$ 641	$ 685
YRI	491	522	474
China Division[d]	602	480	375
Unallocated Franchise and license fees and income[b][c]	(32)	—	—
Unallocated and corporate expenses[c][e]	(189)	(248)	(197)
Unallocated Impairment expense[c][f]	(26)	—	—
Unallocated Other income (expense)[c][g]	71	117	9
Unallocated Refranchising gain (loss)[c]	26	5	11
Operating Profit	1,590	1,517	1,357
Interest expense, net	(194)	(226)	(166)
Income Before Income Taxes	$ 1,396	$ 1,291	$ 1,191

Form 10-K

	Depreciation and Amortization		
	2009	2008	2007
U.S.	$ 216	$ 231	$ 247
YRI	149	158	161
China Division	200	151	117
Corporate	15	16	17
	$ 580	$ 556	$ 542

	Capital Spending		
	2009	2008	2007
U.S.	$ 270	$ 349	$ 320
YRI	232	260	179
China Division	290	320	224
Corporate	5	6	3
	$ 797	$ 935	$ 726

	Identifiable Assets		
	2009	2008	2007
U.S.	$ 2,575	$ 2,739	$ 2,884
YRI(h)	2,294	1,873	2,254
China Division(h)	1,786	1,395	1,116
Corporate(i)	493	520	934
	$ 7,148	$ 6,527	$ 7,188

	Long-Lived Assets(j)		
	2009	2008	2007
U.S.	$ 2,260	$ 2,413	$ 2,595
YRI(k)	1,413	1,162	1,450
China Division(k)	1,283	1,012	757
Corporate	45	63	73
	$ 5,001	$ 4,650	$ 4,875

(a) Includes revenues of $1.1 billion, $1.2 billion and $1.3 billion for entities in the United Kingdom for 2009, 2008 and 2007, respectively. Includes revenues of $3.4 billion, $2.8 billion and $1.9 billion in mainland China for 2009, 2008 and 2007, respectively.

(b) Amount consists of reimbursements to KFC franchisees for installation costs of ovens for the national launch of Kentucky Grilled Chicken. See Note 5.

(c) Amounts have not been allocated to the U.S., YRI or China Division segments for performance reporting purposes.

(d) Includes equity income of unconsolidated affiliates of $36 million, $40 million and $47 million in 2009, 2008 and 2007, respectively, for the China Division.

(e) 2009 and 2008 includes approximately $16 million and $49 million, respectively, of charges relating to U.S. general and administrative productivity initiatives and realignment of resources. Additionally, 2008 includes $7 million of charges relating to investments in our U.S. Brands. See Note 5.

(f) 2009 includes a $26 million charge to write-off goodwill associated with our LJS and A&W businesses in the U.S. See Note 10.

(g) 2009 includes a $68 million gain related to the acquisition of additional interest in and consolidation of a former unconsolidated affiliate and 2008 includes a $100 million gain recognized on the sale of our interest in our unconsolidated affiliate in Japan. See Note 5.

(h) There was no investment in unconsolidated affiliates for YRI in 2009 or 2008, as we sold our interest in our unconsolidated affiliate in Japan during 2008. See Note 5. YRI had an investment in our Japan unconsolidated affiliate of $63 million for 2007. China Division includes investment in 4 unconsolidated affiliates totaling $144 million for 2009. 2008 and 2007 includes investments in unconsolidated affiliates of $65 million and $90 million, respectively, for the China Division. The 2009 increase was driven by our acquisition of interest in Little Sheep, net of our acquisition of additional interest in and consolidation of our unconsolidated affiliate in Shanghai, China. See Note 5.

(i) Primarily includes deferred tax assets, property, plant and equipment, net, related to our office facilities and cash.

(j) Includes property, plant and equipment, net, goodwill, and intangible assets, net.

(k) Includes long-lived assets of $660 million, $602 million and $843 million for entities in the United Kingdom for 2009, 2008 and 2007, respectively. The yearly fluctuations in long-lived assets were primarily driven by the impact of foreign currency. Includes long-lived assets of $1.2 billion, $905 million and $651 million in mainland China for 2009, 2008 and 2007, respectively.

See Note 5 for additional operating segment disclosures related to impairment, store closure (income) costs and the carrying amount of assets held for sale.

Note 21 – Contingencies

Lease Guarantees

As a result of (a) assigning our interest in obligations under real estate leases as a condition to the refranchising of certain Company restaurants; (b) contributing certain Company restaurants to unconsolidated affiliates; and (c) guaranteeing certain other leases, we are frequently contingently liable on lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 26, 2009, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was approximately $500 million. The present value of these potential payments discounted at our pre-tax cost of debt at December 26, 2009 was approximately $425 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, the liability recorded for our probable exposure under such leases at December 26, 2009 and December 27, 2008 was not material.

Franchise Loan Pool and Equipment Guarantees

We have provided a partial guarantee of approximately $15 million of a franchisee loan program used primarily to assist franchisees in the development of new restaurants and, to a lesser extent, in connection with the Company's historical refranchising programs at December 26, 2009. We have also provided two letters of credit totaling approximately $23 million in support of the franchisee loan program. One such letter of credit could be used if we fail to meet our obligations under our guarantee. The other letter of credit could be used, in certain circumstances, to fund our participation in the funding of the franchisee loan program. The total loans outstanding under the loan pool were $54 million at December 26, 2009.

In addition to the guarantee described above, YUM has provided guarantees of $40 million on behalf of franchisees for several equipment financing programs related to specific initiatives, the most significant of which was the purchase of ovens by KFC franchisees for the launch of Kentucky Grilled Chicken. We have provided a letter of credit totaling $5 million which could be used if we fail to meet our obligations under our guarantee under one equipment financing program. The total loans outstanding under these equipment financing programs were approximately $48 million at December 26, 2009.

Unconsolidated Affiliates Guarantees

From time to time we have guaranteed certain lines of credit and loans of unconsolidated affiliates. At December 26, 2009 there are no guarantees outstanding for unconsolidated affiliates. Our unconsolidated affiliates had total revenues of approximately $760 million for the year ended December 26, 2009 and assets and debt of approximately $365 million and $40 million, respectively, at December 26, 2009.

Insurance Programs

We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability, general liability, automobile liability, product liability and property losses (collectively, "property and casualty losses"). To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to self-insure the risks of loss up to defined maximum per occurrence retentions on a line by line basis or to combine certain lines of coverage into one loss pool with a single self-insured aggregate retention. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

The following table summarizes the 2009 and 2008 activity related to our self-insured property and casualty reserves as of December 26, 2009. The decrease in 2009 insurance expense primarily was driven by U.S. refranchising and improved loss trends.

	Beginning Balance	Expense	Payments	Ending Balance
2009 Activity	$ 196	44	(67)	$ 173
2008 Activity	$ 197	68	(69)	$ 196

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material to our growth in quarterly and annual net income. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

Legal Proceedings

We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. We provide reserves for such claims and contingencies when payment is probable and reasonably estimable.

On November 26, 2001, Kevin Johnson, a former Long John Silver's ("LJS") restaurant manager, filed a collective action against LJS in the United States District Court for the Middle District of Tennessee alleging violation of the Fair Labor Standards Act ("FLSA") on behalf of himself and allegedly similarly-situated LJS general and assistant restaurant managers. Johnson alleged that LJS violated the FLSA by perpetrating a policy and practice of seeking monetary restitution from LJS employees, including Restaurant General Managers ("RGMs") and Assistant Restaurant General Managers ("ARGMs"), when monetary or property losses occurred due to knowing and willful violations of LJS policies that resulted in losses of company funds or property, and that LJS had thus improperly classified its RGMs and ARGMs as exempt from overtime pay under the FLSA. Johnson sought overtime pay, liquidated damages, and attorneys' fees for himself and his proposed class.

LJS moved the Tennessee district court to compel arbitration of Johnson's suit. The district court granted LJS's motion on June 7, 2004, and the United States Court of Appeals for the Sixth Circuit affirmed on July 5, 2005.

On December 19, 2003, while the arbitrability of Johnson's claims was being litigated, former LJS managers Erin Cole and Nick Kaufman, represented by Johnson's counsel, initiated arbitration with the American Arbitration Association ("AAA") (the "Cole Arbitration"). The Cole Claimants sought a collective arbitration on behalf of the same putative class as alleged in the Johnson lawsuit and alleged the same underlying claims.

On June 15, 2004, the arbitrator in the Cole Arbitration issued a Clause Construction Award, finding that LJS's Dispute Resolution Policy did not prohibit Claimants from proceeding on a collective or class basis. LJS moved unsuccessfully to vacate the Clause Construction Award in federal district court in South Carolina. On September 19, 2005, the arbitrator issued a Class Determination Award, finding, *inter alia,* that a class would be certified in the Cole Arbitration on an "opt-out" basis, rather than as an "opt-in" collective action as specified by the FLSA.

On January 20, 2006, the district court denied LJS's motion to vacate the Class Determination Award and the United States Court of Appeals for the Fourth Circuit affirmed the district court's decision on January 28, 2008. A petition for a writ of certiorari filed in the United States Supreme Court seeking a review of the Fourth Circuit's decision was denied on October 7, 2008. The parties participated in mediation on April 24, 2008, and again on February 28, 2009, without reaching resolution. Arbitration on liability during a portion of the alleged restitution policy period began in November, 2009 but was delayed at the request of the plaintiffs. The parties again participated in mediation on November 18, 2009 without reaching resolution. Arbitration proceedings are scheduled to resume at the end of May, 2010.

Based on the rulings issued to date in this matter, the Cole Arbitration is proceeding as an "opt-out" class action, rather than as an "opt-in" collective action. LJS denies liability and is vigorously defending the claims in the Cole Arbitration. We have provided for a reasonable estimate of the cost of the Cole Arbitration, taking into account a number of factors, including our current projection of eligible claims, the estimated amount of each eligible claim, the estimated claim recovery rate, the estimated legal fees incurred by Claimants and a reasonable settlement value of Claimants' claims. However, in light of the inherent uncertainties of litigation, the fact-specific nature of Claimants' claims, and the novelty of proceeding in an FLSA lawsuit on an "opt-out" basis, there can be no assurance that the Cole Arbitration will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

Form 10-K

On August 4, 2006, a putative class action lawsuit against Taco Bell Corp. styled Rajeev Chhibber vs. Taco Bell Corp. was filed in Orange County Superior Court. On August 7, 2006, another putative class action lawsuit styled Marina Puchalski v. Taco Bell Corp. was filed in San Diego County Superior Court. Both lawsuits were filed by a Taco Bell RGM purporting to represent all current and former RGMs who worked at corporate-owned restaurants in California from August 2002 to the present. The lawsuits allege violations of California's wage and hour laws involving unpaid overtime and meal period violations and seek unspecified amounts in damages and penalties. The cases were consolidated in San Diego County as of September 7, 2006.

Based on plaintiffs' revised class definition in their class certification motion, Taco Bell removed the case to federal court in San Diego on August 29, 2008. On March 17, 2009, the court granted plaintiffs' motion to remand. On January 29, 2010, the court granted the plaintiffs' class certification motion with respect to the unpaid overtime claims of RGMs and Market Training Managers but denied class certification on the meal period claims.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On September 10, 2007, a putative class action against Taco Bell Corp., the Company and other related entities styled Sandrika Medlock v. Taco Bell Corp., was filed in United States District Court, Eastern District, Fresno, California. The case was filed on behalf of all hourly employees who have worked at corporate-owned restaurants in California since September 2003 and alleges numerous violations of California labor laws including unpaid overtime, failure to pay wages on termination, denial of meal and rest breaks, improper wage statements, unpaid business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200. The Company was dismissed from the case without prejudice on January 10, 2008.

On April 11, 2008, Lisa Hardiman filed a Private Attorneys General Act ("PAGA") complaint in the Superior Court of the State of California, County of Fresno against Taco Bell Corp., the Company and other related entities. This lawsuit, styled Lisa Hardiman vs. Taco Bell Corp., et al., was filed on behalf of Hardiman individually and all other aggrieved employees pursuant to PAGA. The complaint seeks penalties for alleged violations of California's Labor Code. On June 25, 2008, Hardiman filed an amended complaint adding class action allegations on behalf of hourly employees in California very similar to the Medlock case, including allegations of unpaid overtime, missed meal and rest periods, improper wage statements, non-payment of wages upon termination, unreimbursed business expenses and unfair or unlawful business practices in violation of California Business & Professions Code §17200.

On June 16, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company, styled Miriam Leyva vs. Taco Bell Corp., et al., was filed in Los Angeles Superior Court. The case was filed on behalf of Leyva and purportedly all other California hourly employees and alleges failure to pay overtime, failure to provide meal and rest periods, failure to pay wages upon discharge, failure to provide itemized wage statements, unfair business practices and wrongful termination and discrimination. The Company was dismissed from the case without prejudice on August 20, 2008.

On November 5, 2008, a putative class action lawsuit against Taco Bell Corp. and the Company styled Loraine Naranjo vs. Taco Bell Corp., et al., was filed in Orange County Superior Court. The case was filed on behalf of Naranjo and purportedly all other California employees and alleges failure to pay overtime, failure to reimburse for business related expenses, improper wage statements, failure to pay accrued vacation wages, failure to pay minimum wage and unfair business practices. The Company filed a motion to dismiss on December 15, 2008, which was denied on January 20, 2009.

On March 26, 2009, Taco Bell was served with a putative class action lawsuit filed in Orange County Superior Court against Taco Bell and the Company styled Endang Widjaja vs. Taco Bell Corp., et al. The case was filed on behalf of Widjaja, a former California hourly assistant manager, and purportedly all other individuals employed in Taco Bell's California restaurants as managers and alleges failure to reimburse for business related expenses, failure to provide rest periods, unfair business practices and conversion. Taco Bell removed the case to federal district court and filed a notice of related case. On June 18, 2009 the case was transferred to the Eastern District of California.

On May 19, 2009 the court granted Taco Bell's motion to consolidate the Medlock, Hardiman, Leyva and Naranjo matters, and the consolidated case is styled In Re Taco Bell Wage and Hour Actions. On July 22, 2009, Taco Bell filed a motion to dismiss, stay or consolidate the Widjaja case with the In Re Taco Bell Wage and Hour Actions, and Taco Bell's motion to consolidate was granted on October 19, 2009.

The In Re Taco Bell Wage and Hour Actions plaintiffs filed a consolidated complaint on June 29, 2009, and the court set a filing deadline of August 26, 2010 for motions regarding class certification. The hearing on any class certification motion is currently scheduled for January 10, 2011. Discovery is underway.

Taco Bell and the Company deny liability and intend to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On September 28, 2009, a putative class action styled Marisela Rosales v. Taco Bell Corp. was filed in Orange County Superior Court. The plaintiff, a former Taco Bell crew member, alleges that Taco Bell failed to timely pay her final wages upon termination, and seeks restitution and late payment penalties on behalf of herself and similarly situated employees. This case appears to be duplicative of the In Re Taco Bell Wage and Hour Actions case described above. Taco Bell removed the case to federal court on November 5, 2009, and subsequently filed a motion to dismiss, stay or transfer the case to the same district court as the In Re Taco Bell Wage and Hour Actions case. The plaintiff did not move to remand, but the court on its own motion ordered Taco Bell to show cause why the case should not be remanded to state court. Taco Bell must file its response to the order to show cause by March 22, 2010. A hearing on Taco Bell's motion to dismiss is currently scheduled for April 12, 2010.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On October 14, 2008, a putative class action, styled Kenny Archila v. KFC U.S. Properties, Inc., was filed in California state court on behalf of all California hourly employees alleging various California Labor Code violations, including rest and meal break violations, overtime violations, wage statement violations and waiting time penalties. KFC removed the case to the United States District Court for the Central District of California on January 7, 2009. On July 7, 2009, the Judge ruled that the case would not go forward as a class action. Plaintiff also sought recovery of civil penalties under the California Private Attorney General Act as a representative of other "aggrieved employees." On August 3, 2009, the Court ruled that the plaintiff could not assert such claims and the case had to proceed as a single plaintiff action. On the eve of the August 18, 2009 trial, the plaintiff stipulated to a dismissal of his individual claims with prejudice but reserved his right to appeal the Court's rulings regarding class and PAGA claims. KFC reserved its right to make any and all challenges to the appeal. On or about September 16, 2009, plaintiff filed a notice of appeal. The Ninth Circuit Court of Appeals has set a briefing schedule for the appeal and plaintiff's opening brief and KFC's response are each due in March 2010.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On October 2, 2009, a putative class action, styled Domonique Hines v. KFC U.S. Properties, Inc., was filed in California state court on behalf of all California hourly employees alleging various California Labor Code violations, including rest and meal break violations, overtime violations, wage statement violations and waiting time penalties. Plaintiff is a current non-managerial KFC restaurant employee represented by the same counsel that filed the Archila action described above. KFC filed an answer on October 28, 2009, in which it denied plaintiff's claims and allegations. KFC removed the action to the United States District Court for the Southern District of California on October 29, 2009. KFC filed a motion to transfer the action to the Central District of California due to the overlapping nature of the claims in this action and the Archila action. Plaintiff filed a motion to remand the action to state court. Both motions have been fully briefed and are under submission with the District Court. The case is in its early stages, and no discovery has yet commenced. No trial date has been set.

KFC denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 17, 2002, Taco Bell was named as the defendant in a class action lawsuit filed in the United States District Court for the Northern District of California styled Moeller, et al. v. Taco Bell Corp. On August 4, 2003, plaintiffs filed an amended complaint that alleges, among other things, that Taco Bell has discriminated against the class of people who use wheelchairs or scooters for mobility by failing to make its approximately 220 company-owned restaurants in California accessible to the class. Plaintiffs contend that queue rails and other architectural and structural elements of the Taco Bell restaurants relating to the path of travel and use of the facilities by persons with mobility-related disabilities do not comply with the U.S. Americans with Disabilities Act (the "ADA"), the Unruh Civil Rights Act (the "Unruh Act"), and the California Disabled Persons Act (the "CDPA"). Plaintiffs have requested: (a) an injunction from the District Court ordering Taco Bell to comply with the ADA and its implementing regulations; (b) that the District Court declare Taco Bell in violation of the ADA, the Unruh Act, and the CDPA; and (c) monetary relief under the Unruh Act or CDPA. Plaintiffs, on behalf of the class, are seeking the minimum statutory damages per offense of either $4,000 under the Unruh Act or $1,000 under the CDPA for each aggrieved member of the class. Plaintiffs contend that there may be in excess of 100,000 individuals in the class.

On February 23, 2004, the District Court granted plaintiffs' motion for class certification. The class includes claims for injunctive relief and minimum statutory damages.

Pursuant to the parties' agreement, on or about August 31, 2004, the District Court ordered that the trial of this action be bifurcated so that stage one will resolve plaintiffs' claims for equitable relief and stage two will resolve plaintiffs' claims for damages. The parties are currently proceeding with the equitable relief stage of this action.

On May 17, 2007, a hearing was held on plaintiffs' Motion for Partial Summary Judgment seeking judicial declaration that Taco Bell was in violation of accessibility laws as to three specific issues: indoor seating, queue rails and door opening force. On August 8, 2007, the court granted plaintiffs' motion in part with regard to dining room seating. In addition, the court granted plaintiffs' motion in part with regard to door opening force at some restaurants (but not all) and denied the motion with regard to queue lines.

The parties participated in mediation on March 25, 2008, and again on March 26, 2009, without reaching resolution. On December 16, 2009, the court denied Taco Bell's motion for summary judgment on the ADA claims and ordered plaintiff to file a definitive list of remaining issues after which Taco Bell may renew its motion for summary judgment on those issues.

Taco Bell has denied liability and intends to vigorously defend against all claims in this lawsuit. Taco Bell has taken certain steps to address potential architectural and structural compliance issues at the restaurants in accordance with applicable state and federal disability access laws. The costs associated with addressing these issues have not significantly impacted our results of operations. It is not possible at this time to reasonably estimate the probability or amount of liability for monetary damages on a class wide basis to Taco Bell.

On March 14, 2007, a lawsuit styled Boskovich Farms, Inc. v. Taco Bell Corp. and Does 1 through 100 was filed in the Superior Court of the State of California, Orange County. Boskovich Farms, a supplier of produce to Taco Bell, alleges in its complaint, among other things, that it suffered damage to its reputation and business as a result of publications and/or statements it claims were made by Taco Bell in connection with Taco Bell's reporting of results of certain tests conducted during investigations on green onions used at Taco Bell restaurants. The parties participated in mediation on April 10, 2008, without reaching resolution. The arbitration panel heard the parties' cross motions for summary judgment on August 12, 2009. On August 14, 2009, the arbitration panel issued an opinion granting Taco Bell's motion for summary judgment and dismissing all of Boskovich's claims with prejudice. On September 23, 2009, Boskovich filed a motion to vacate the arbitration award. On January 6, 2010 the court heard oral arguments on Boskovich's motion to vacate and took the matter under submission. Taco Bell denies liability and intends to vigorously defend against all claims in any arbitration and the lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On July 9, 2009, a putative class action styled Mark Smith v. Pizza Hut, Inc. was filed in the United States District Court for the District of Colorado. The complaint alleges that Pizza Hut did not properly reimburse its delivery drivers for various automobile costs, uniforms costs, and other job-related expenses and seeks to represent a class of delivery drivers nationwide under the Fair Labor Standards Act (FLSA) and Colorado state law. On September 15, 2009, a putative class action styled Sue Blackwood and Scott Lewis v. Pizza Hut of America, Inc. was filed in the United States District Court for the District of Kansas. Because the Blackwood complaint brought essentially the same claims and purported to represent the same class as the Smith case, Blackwood's attorneys voluntarily dismissed the lawsuit in December 2009.

Pizza Hut denies liability and intends to vigorously defend against all claims in these lawsuits. However, in view of the inherent uncertainties of litigation, the outcome of these cases cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

Note 22 – Selected Quarterly Financial Data (Unaudited)

	2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 1,918	$ 2,152	$ 2,432	$ 2,911	$ 9,413
Franchise and license fees and income	299	324	346	454	1,423
Total revenues	2,217	2,476	2,778	3,365	10,836
Restaurant profit	308	324	425	422	1,479
Operating Profit[(a)]	351	394	470	375	1,590
Net Income – YUM! Brands, Inc.	218	303	334	216	1,071
Basic earnings per common share	0.47	0.65	0.71	0.46	2.28
Diluted earnings per common share	0.46	0.63	0.69	0.45	2.22
Dividends declared per common share	—	0.38	—	0.42	0.80

	2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 2,094	$ 2,323	$ 2,482	$ 2,944	$ 9,843
Franchise and license fees and income	319	336	360	446	1,461
Total revenues	2,413	2,659	2,842	3,390	11,304
Restaurant profit	308	311	358	401	1,378
Operating Profit[(b)]	426	317	411	363	1,517
Net Income – YUM! Brands, Inc.	254	224	282	204	964
Basic earnings per common share	0.52	0.47	0.60	0.44	2.03
Diluted earnings per common share	0.50	0.45	0.58	0.43	1.96
Dividends declared per common share	0.15	0.19	—	0.38	0.72

(a) Includes net losses of $17 million, $3 million and $22 million in the first, third and fourth quarters of 2009, respectively, and a net gain of $60 million in the second quarter of 2009 related to the consolidation of a former unconsolidated affiliate, charges related to the U.S. business transformation measures and an impairment of an international market. See Note 5.

(b) Includes a net gain of $68 million, net loss of $3 million and net loss of $26 million in the first, second and fourth quarters of 2008, respectively, related to the gain on the sale of our interest in our Japan unconsolidated affiliate and charges related to the U.S. business transformation measures. See Note 5.

Management's Responsibility for Financial Statements

To Our Shareholders:

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the financial statements.

We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. We have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 26, 2009. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate. Additionally, the effectiveness of our internal control over financial reporting has been audited and reported on by KPMG LLP.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 26, 2009 provide reasonable assurance that our assets are reasonably safeguarded.

Richard T. Carucci
Chief Financial Officer

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chairman, Chief Executive Officer and President (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 26, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting and has issued their report, included herein.

Changes in Internal Control

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 26, 2009.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding Section 16(a) compliance, the Audit Committee and the Audit Committee financial expert, the Company's code of ethics and background of the directors appearing under the captions "Stock Ownership Information," "Governance of the Company," "Executive Compensation" and "Item 1: Election of Directors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 26, 2009.

Information regarding executive officers of the Company is included in Part I.

Item 11. Executive Compensation.

Information regarding executive and director compensation and the Compensation Committee appearing under the captions "Governance of the Company" and "Executive Compensation" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 26, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 26, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 26, 2009.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Item 2: Ratification of Independent Auditors" is incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission no later than 120 days after December 26, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements: Consolidated financial statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the related notes thereto filed as a part of this Form 10-K.

(3) Exhibits: The exhibits listed in the accompanying Index to Exhibits are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2010

YUM! BRANDS, INC.

By: /s/ David C. Novak

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David C. Novak David C. Novak	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	February 17, 2010
/s/ Richard T. Carucci Richard T. Carucci	Chief Financial Officer (principal financial officer)	February 17, 2010
/s/ Ted F. Knopf Ted F. Knopf	Senior Vice President Finance and Corporate Controller (principal accounting officer)	February 17, 2010
/s/ David W. Dorman David W. Dorman	Director	February 17, 2010
/s/ Massimo Ferragamo Massimo Ferragamo	Director	February 17, 2010
/s/ J. David Grissom J. David Grissom	Director	February 17, 2010
/s/ Bonnie G. Hill Bonnie G. Hill	Director	February 17, 2010

/s/ Robert Holland, Jr. Robert Holland, Jr.	Director	February 17, 2010
/s/ Kenneth G. Langone Kenneth G. Langone	Director	February 17, 2010
/s/ Jonathan S. Linen Jonathan S. Linen	Director	February 17, 2010
/s/ Thomas C. Nelson Thomas C. Nelson	Director	February 17, 2010
/s/ Thomas M. Ryan Thomas M. Ryan	Director	February 17, 2010
/s/ Jing-Shyh S. Su Jing-Shyh S. Su	Vice-Chairman of the Board	February 17, 2010
/s/ Jackie Trujillo Jackie Trujillo	Director	February 17, 2010
/s/ Robert D. Walter Robert D. Walter	Director	February 17, 2010

YUM! Brands, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
3.1	Restated Articles of Incorporation of YUM, which is incorporated herein by reference from Exhibit 3.1 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 2008.
3.2	Amended and restated Bylaws of YUM, which are incorporated herein by reference from Exhibit 3.1 on Form 8-K filed on November 23, 2009.
4.1	Indenture, dated as of May 1, 1998, between YUM and J.P. Morgan Chase Bank, National Association, successor in interest to The First National Bank of Chicago, pertaining to 7.65% Senior Notes due May 15, 2008, 8.5% Senior Notes and 8.875% Senior Notes due April 15, 2006 and April 15, 2011, respectively, and 7.70% Senior Notes due July 1, 2012, which is incorporated herein by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on May 13, 1998.
	(i) 6.25% Senior Notes due April 15, 2016 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on April 17, 2006.
	(ii) 6.25% Senior Notes due March 15, 2018 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.2 to YUM's Report on Form 8-K filed on October 22, 2007.
	(iii) 6.875% Senior Notes due November 15, 2037 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.3 to YUM's Report on Form 8-K filed on October 22, 2007.
	(iv) 4.25% Senior Notes due September 15, 2015 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.
	(v) 5.30% Senior Notes due September 15, 2019 issued under the foregoing May 1, 1998 indenture, which notes are incorporated by reference from Exhibit 4.1 to YUM's Report on Form 8-K filed on August 25, 2009.
10.1	Amended and Restated Sales and Distribution Agreement between AmeriServe Food Distribution, Inc., YUM, Pizza Hut, Taco Bell and KFC, effective as of November 1, 1998, which is incorporated herein by reference from Exhibit 10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 26, 1998, as amended by the First Amendment thereto, which is incorporated herein by reference from Exhibit 10.5 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.2	Amended and Restated Credit Agreement, dated November 29, 2007 among YUM, the lenders party thereto, JP Morgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Lead Arrangers and Bookrunners and Citibank N.A., as Syndication Agent, which is incorporated herein by reference from Exhibit 10.6 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

10.3†	YUM Director Deferred Compensation Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.7 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.3.1†	YUM Director Deferred Compensation Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through November 14, 2008, which is incorporated by reference from Exhibit 10.7.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.4†	YUM 1997 Long Term Incentive Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.8 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.5†	YUM Executive Incentive Compensation Plan, as effective May 20, 2004, and as Amended through the Second Amendment, as effective May 21, 2009, which is incorporated herein by reference from Exhibit A of YUM's Definitive Proxy Statement on Form DEF 14A for the Annual Meeting of Shareholders held on May 21, 2009.
10.6†	YUM Executive Income Deferral Program, as effective October 7, 1997, and as amended through May 16, 2002, which is incorporated herein by reference from Exhibit 10.10 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.6.1†	YUM! Brands Executive Income Deferral Program, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through June 30, 2009, which is incorporated by reference from Exhibit 10.10.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.7†	YUM Pension Equalization Plan, as effective October 7, 1997, which is incorporated herein by reference from Exhibit 10.14 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.7.1†	YUM! Brands, Inc. Pension Equalization Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December 30, 2008, which is incorporated by reference from Exhibit 10.13.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.8†	Form of Directors' Indemnification Agreement, which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.
10.9†	Amended and restated form of Severance Agreement (in the event of a change in control), which is incorporated herein by reference from Exhibit 10.17 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2000.
10.9.1†	YUM! Brands, Inc. 409A Addendum to Amended and restated form of Severance Agreement, as effective December 31, 2008, which is incorporated by reference from Exhibit 10.17.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.10†	YUM Long Term Incentive Plan, as Amended through the Fourth Amendment, as effective November 21, 2008, which is incorporated by reference from Exhibit 10.18 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.11	Amended and Restated YUM Purchasing Co-op Agreement, dated as of August 26, 2002, between YUM and the Unified FoodService Purchasing Co-op, LLC, which is incorporated herein by reference from Exhibit 10.20 to YUM's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

10.12†	YUM Restaurant General Manager Stock Option Plan, as effective April 1, 1999, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.22 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.13†	YUM SharePower Plan, as effective October 7, 1997, and as amended through June 23, 2003, which is incorporated herein by reference from Exhibit 10.23 to YUM's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.14†	Form of YUM Director Stock Option Award Agreement, which is incorporated herein by reference from Exhibit 10.25 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.15†	Form of YUM 1999 Long Term Incentive Plan Award Agreement, which is incorporated herein by reference from Exhibit 10.26 to YUM's Quarterly Report on Form 10-Q for the quarter ended September 4, 2004.
10.16†	YUM! Brands, Inc. International Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.27 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.17†	Letter of Understanding, dated July 13, 2004, by and between the Company and Samuel Su, which is incorporated herein by reference from Exhibit 10.28 to YUM's Annual Report on Form 10-K for the fiscal year ended December 25, 2004.
10.18†	Form of 1999 Long Term Incentive Plan Award Agreement (Stock Appreciation Rights) which is incorporated by reference from Exhibit 99.1 to YUM's Report on Form 8-K as filed on January 30, 2006.
10.19	Amended and Restated Credit Agreement, dated November 29, 2007, among YUM, the lenders party thereto, Citigroup Global Markets Ltd. and J.P. Morgan Securities Inc., as Lead Arrangers and Bookrunners, and Citigroup International Plc and Citibank, N.A., Canadian Branch, as Facility Agents, which is incorporated herein by reference from Exhibit 10.30 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.
10.20†	Severance Agreement (in the event of change in control) for Emil Brolick, dated as of February 15, 2001, which is incorporated herein by reference from Exhibit 10.31 to YUM's Annual Report on Form 10-K for the fiscal year ended December 30, 2006.
10.20.1†	YUM! Brands 409A Addendum to Severance Agreement for Emil Brolick, as effective December 31, 2008, which is incorporated by reference from Exhibit 10.31.1 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 13, 2009.
10.21†	YUM! Brands Leadership Retirement Plan, as in effect January 1, 2005, which is incorporated herein by reference from Exhibit 10.32 to YUM's Quarterly Report on Form 10-Q for the quarter ended March 24, 2007.
10.21.1†	YUM! Brands Leadership Retirement Plan, Plan Document for the 409A Program, as effective January 1, 2005, and as Amended through December, 2009 (as filed herewith).
10.22†	1999 Long Term Incentive Plan Award (Restricted Stock Unit Agreement) by and between the Company and David C. Novak, dated as of January 24, 2008, which is incorporated herein by reference from Exhibit 10.33 to YUM's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

10.23	Credit Agreement, dated July 11, 2008, among YUM, and the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. as Lead Arranger and Sole Bookrunner and Bank of America, N.A., as Syndication Agent, which is incorporated by reference from Exhibit 10.34 to YUM's Quarterly Report on Form 10-Q for the quarter ended June 14, 2008.
10.24†	YUM! Performance Share Plan, as effective January 1, 2009 (as filed herewith).
10.25†	YUM! Brands Third Country National Retirement Plan, as effective January 1, 2009 (as filed herewith).
10.26†	2010 YUM! Brands Supplemental Long Term Disability Coverage Summary, as effective January 1, 2010 (as filed herewith).
12.1	Computation of ratio of earnings to fixed charges.
21.1	Active Subsidiaries of YUM.
23.1	Consent of KPMG LLP.
31.1	Certification of the Chairman, Chief Executive Officer and President pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chairman, Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on this Form 10-K shall be deemed to be "furnished" and not "filed."

† Indicates a management contract or compensatory plan.

Supplement to Yum! Brands, Inc. Annual Report to Shareholders

On May 21, 2009, David Novak, Yum! Brands, Inc. Chairman and Chief Executive Officer submitted a certification to the New York Stock Exchange (the "NYSE") as required by Section 303A.12(a) of the NYSE Listed Company Manual. This certification indicated that Mr. Novak was not aware of any violations by the Company of NYSE Corporate Governance listing standards.

In connection with the filing of the Company's Form 10-K for the year ended December 26, 2009, the Company has included as exhibits certifications signed by Mr. Novak and Mr. Richard Carucci, Chief Financial Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

These statements are required by the NYSE as part of the Company's Annual Report to Shareholders.

Shareholder Information

Inquiries Regarding Your YUM! Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Phone: (888) 439-4986
International: (718) 921-8124
www.amstock.com
or
Shareholder Coordinator
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (888) 298-6986
E-mail: yum.investor@yum.com

In all correspondence or phone inquiries, please provide your name, your Social Security Number, and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the Web site of American Stock Transfer & Trust ("AST"): www.amstock.com.

- Access account balance and other general account information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held by AST
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held by AST

Access accounts online at the following URL: https://secure.amstock.com/Shareholder/sh_login.asp. Your account number and Social Security Number are required. If you do not know your account number, please call AST at (888) 439-4986 or YUM Shareholder Coordinator at (888) 298-6986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

YUMBUCKS PARTICIPANTS (employees with YUMBUCKS options and stock appreciation rights) should address all questions regarding your account, outstanding options/stock appreciation rights or shares received through option/stock appreciation right exercises to:

Merrill Lynch
Equity Award Services
1400 Merrill Lynch Drive
Mail Stop # 04-BIS-PRO
Pennington, NJ 08534
Phone: (888) 986-4321 (U.S.A., Puerto Rico and Canada)
(609) 818-8156 (all other locations)

In all correspondence, please provide your account number (for U.S. citizens, this is your Social Security Number), your address, your telephone number and mention YUMBUCKS. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS

Capital Stock Purchase Program .... (888) 439-4986
YUM Savings Center .... (888) 875-4015
YUM Savings Center .... (617) 847-1013 (outside U.S.)
P.O. Box 5166
Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: DRIP Dept.
Phone: (888) 439-4986

FINANCIAL AND OTHER INFORMATION

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Yum! Brands' performance are invited to contact:

Tim Jerzyk
Senior Vice President, Investor Relations
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (502) 874-8006

INDEPENDENT AUDITORS

KPMG LLP
400 West Market Street, Suite 2600
Louisville, KY 40202
Phone: (502) 587-0535

STOCK TRADING SYMBOL-YUM

The New York Stock Exchange is the principal market for YUM Common Stock.

YUM
LISTED
NYSE

Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.

Franchise Inquiries

DOMESTIC FRANCHISING INQUIRY PHONE LINE

(866) 2YUMYUM (298-6986)

INTERNATIONAL FRANCHISING INQUIRY PHONE LINE

(972) 338-8164

ONLINE FRANCHISE INFORMATION

http://www.yum.com/franchising/default.asp

Yum! Brands' Annual Report contains many of the valuable trademarks owned and used by Yum! Brands and its subsidiaries and affiliates in the United States and worldwide.

Board of Directors

David C. Novak 57
Chairman, Chief Executive Officer and President, Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 57
Vice Chairman, Yum! Brands, Inc.
President, Yum! Restaurants China

David W. Dorman 56
Non-Executive Chairman, Motorola, Inc.

Massimo Ferragamo 52
Chairman, Ferragamo USA, Inc.,
a subsidiary of Salvatore Ferragamo Italia

J. David Grissom 71
Chairman, Mayfair Capital, Inc. and
Chairman, The Glenview Trust Company

Bonnie G. Hill 68
President, B. Hill Enterprises, LLC

Robert Holland, Jr. 69
Managing Director and Advisory Board Member,
Essex Lake Group, P.C.

Kenneth Langone 74
Founder, Chairman,
Chief Executive Officer and President,
Invemed Associates, LLC

Jonathan S. Linen 66
Advisor to Chairman, American Express Company

Thomas C. Nelson 47
Chairman, Chief Executive Officer and President,
National Gypsum Company

Thomas M. Ryan 57
Chairman, Chief Executive Officer and President of
CVS Caremark Corporation and CVS Pharmacy, Inc.

Jackie Trujillo 74
Chairman Emeritus,
Harman Management Corporation

Robert D. Walter 64
Founder and Retired Chairman/CEO,
Cardinal Health, Inc.

Senior Officers

David C. Novak 57
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Jing-Shyh S. ("Sam") Su 57
Vice Chairman, Yum! Brands, Inc.
President, Yum! Restaurants China

Graham D. Allan 54
President, Yum! Restaurants International

Scott O. Bergren 63
President and Chief Concept Officer, Pizza Hut

Jonathan D. Blum 51
Senior Vice President, Chief Public Affairs Officer,
Yum! Brands, Inc.

Emil J. Brolick 62
Chief Operating Officer, Yum! Brands, Inc.
and President of LJS/A&W

Anne P. Byerlein 51
Chief People Officer, Yum! Brands, Inc.

Christian L. Campbell 59
Senior Vice President, General Counsel, Secretary and
Chief Franchise Policy Officer, Yum! Brands, Inc.

Richard T. Carucci 52
Chief Financial Officer, Yum! Brands, Inc.

Greg Creed 52
President and Chief Concept Officer, Taco Bell

Roger Eaton 49
President and Chief Concept Officer, KFC

W. Lawrence Gathof 48
Vice President and Treasurer,
Yum! Brands, Inc.

Timothy P. Jerzyk 57
Senior Vice President, Investor Relations
Yum! Brands, Inc.

Ted F. Knopf 58
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Patrick C. Murtha 52
Chief Operating Officer, Pizza Hut

Muktesh ("Micky") Pant 55
President Global Brand Building, Yum! Brands, Inc.

Laurance Roberts 50
Chief Operating Officer, KFC

Rob Savage 49
Chief Operating Officer, Taco Bell

how we win together (hwwt)²

Yum!

believe in all people

We trust in positive intentions and believe everyone has the potential to make a difference. We actively seek diversity in others to expand our thinking and make the best decision. We coach and support every individual to grow to their full capability.

we are customer maniacs

Customers rule. Every customer sees it, feels it and knows it in every restaurant. We make sure we have great RGMs who build great teams. 100% CHAMPS with a Yes Attitude is the expectation.

go for breakthrough

We begin by asking ourselves, "What can I do NOW to get breakthrough results in my piece of Yum?!" Our intentionality drives step change thinking. We imagine how big something can be and work future-back, going full out with positive energy and personal accountability to make it happen.

build know how

We grow by being avid learners, pursuing knowledge and best practices inside and outside our company. We seek truth over harmony every step of the way. We consistently drive outstanding execution by scaling our learnings into process and tools around what matters most. Breakthroughs come when we get people with knowledge thinking creatively.

take the hill teamwork

We team together to drive action versus activity. We discuss the undiscussable, always promoting healthy debate and healthy decisions. Our relationships allow us to ask the earth of each other. We make specific verbal contracts to get big things done with urgency and excellence.

recognize! recognize! recognize!

We attract and retain the best people and inspire greatness by being world famous for recognition. We love celebrating the achievement of others and have lots of fun doing it!




Yum!

Alone we're delicious. Together we're Yum!®




Pizza Hut


TACO BELL


LONG JOHN SILVER'S


A&W
ALL AMERICAN FOOD

www.yum.com/annualreport

Yum! Brands, Inc., trades under the symbol YUM and is proud to meet the listing requirements of the NYSE, the world's leading equities market.

YUM
LISTED
NYSE